Exhibit 99.2

SSR Mining Inc.

2021 Management Information Circular

A Free Cash Flow Focused Gold Producer

7001 East Belleview Avenue, Suite 800, Denver, Colorado 80237

http://www.ssrmining.com/

April 21, 2021

Dear Shareholder:

We are pleased to invite you to the Annual and Special Meeting of the Shareholders of SSR Mining Inc., which will be held virtually on May 21, 2021 at 10:00 a.m. MDT (Denver).

The Annual and Special Meeting provides us with a valuable opportunity to consider matters of importance to the Company with Shareholders, and we look forward to your participation. The accompanying Management Information Circular describes the business to be conducted at the meeting and provides information on SSR Mining Inc.’s approach to executive compensation and governance practices. We invest significant time and effort to ensure our compensation programs are competitive in the market and appropriately aligned with the achievement of business results and long-term Shareholder interests. Annually, we conduct a robust Shareholder outreach program and the disclosures contained in the accompanying Management Information Circular reflect feedback received during our outreach program.

Your participation in the affairs of the Company is important to us and we encourage you to vote your Shares. Please refer to the “General Voting Information” and “Voting Instructions” sections of the accompanying Management Information Circular for further information on how to properly exercise your voting rights.

If you have any questions about the information contained in this Circular or require assistance in voting your Shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by calling toll-free at 1-877-452-7184 (for Shareholders in Canada or the United States) or 1-416-304-0211 (for Shareholders outside North America) or by e-mail at assistance@laurelhill.com. If you are a holder of SSR Mining Inc.’s CHESS depositary interests in Australia, you can contact Laurel Hill by calling toll-free at 1-800-861-409 or by e-mail at assistance@laurelhill.com.

The Board and management look forward to your participation at the Annual and Special Meeting and thank you for your continued support.

Sincerely,

(signed) “Rod Antal”

Rod Antal

President & Chief Executive Officer

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Meeting Information
Date:	May 21, 2021
Time:	10:00 a.m. MDT (Denver)
Location:	https://web.lumiagm.com/448851904

NOTICE is hereby given that the Annual Special Meeting (the “Meeting”) of holders of common shares (“Shareholders”) of SSR Mining Inc. (the “Company”) will be held virtually on May 21, 2021 at 10:00 a.m. MDT (Denver), for the following purposes:

•	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2020, together with the auditor’s report therein;

•	to elect directors of the Company;

•	to consider an advisory resolution on the Company’s approach to executive compensation;

•	to consider and, if deemed advisable, to approve, with or without amendment, an ordinary resolution, approving the Company’s 2021 Share Compensation Plan, as more particularly described and set forth in the accompanying management information circular (the “Circular”);

•	to appoint the auditor of the Company and to authorize the Company’s Board of Directors to fix their remuneration; and

•	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 9, 2021 as the record date for Shareholders entitled to receive notice of, to participate in, and to vote at the Meeting and any adjournment or postponement thereof. This year, with the rapidly evolving public health crisis resulting from the global spread of the novel coronavirus (COVID-19), in order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/448851904. Shareholders will not be able to attend the Meeting in person.

The Company is utilizing the notice-and-access mechanism that came into effect on February 11, 2013 under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) online, via SEDAR at www.sedar.com and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of this Notice of Meeting, the Circular and the Company’s Annual Report to Shareholders, which includes the audited consolidated financial statements of the Company for the financial year ended December 31, 2020 and Management’s Discussion and Analysis thereon, may be found on the Company’s website (www.ssrmining.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by telephone at 1-866-962-0498. In order to receive paper copies of these materials in time to vote before the Meeting, your request should be received by May 11, 2021.

In accordance with the notice-and-access mechanism, Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing a notice with information prescribed by NI 54-101, a letter to Shareholders and a form of proxy (if you are a Registered Shareholder) or a voting instruction form (“VIF”) (if you are a Non-Registered Holder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements.

Your vote is important to us! If you are a Registered Shareholder, you may exercise your right to vote by signing and returning the form of proxy included in your Notice Package to the offices of Computershare, as specified on the form of proxy and as further described in the accompanying Circular, so as to arrive not later than 10:00 a.m. MDT (Denver) on May 19, 2021, being the second business day preceding the date of the Meeting or any adjournment thereof. If you are a Non-Registered Holder (other than a holder of CHESS depositary interests in Australia), and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the VIF provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

DATED at Denver, Colorado, U.S.A. this April 21, 2021.

BY ORDER OF THE BOARD

(signed) “Michael J. Sparks”

Michael J. Sparks

Chief Legal and Administrative Officer and Secretary

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ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS CDI VOTING PROCESS

The 2021 Annual and Special Meeting (the “Meeting”) of holders of common shares (“Shareholders”) of SSR Mining Inc. (the “Company”) will be held virtually on May 21, 2021 at 10:00 a.m. MDT (Denver). The Meeting provides Shareholders with an opportunity to participate directly in the affairs of the Company. Please see the accompanying Notice of Annual and Special Meeting for further details.

As the common shares of the Company are listed on the Australian Securities Exchange (the “ASX”) in the form of CHESS Depositary Interests (“CDIs”), the Company would like to remind CDI holders of the particular requirements and restrictions that their votes will be subject to. Each CDI represents a beneficial interest in one common share of the Company. CDI holders do not actually own direct legal title to common shares, which is held for and on behalf of CDI holders by CHESS Depositary Nominees Pty Ltd. (“CDN”), a wholly owned subsidiary of ASX Limited. This structure exists because the Company is a Canadian company with a right to have its securities traded on the ASX by way of CDIs.

This arrangement impacts how CDI holders can record their votes for the matters to be tabled at the Meeting. As CDIs are technically rights to common shares held on behalf of CDI holders by CDN, CDI holders need to provide confirmation of their voting intentions to CDN before the Meeting. CDN will then exercise the votes on behalf of CDI holders. If a CDI holder wishes to vote, they must register their vote with CDN by using the CDI Voting Instruction Form (“VIF”) provided.

CDI holders who have questions about the information contained in this Circular or require assistance with voting can contact our proxy solicitation agent, Laurel Hill Advisory Group, for assistance by calling toll-free at 1-800-861-409 or by e-mail at 48Tassistance@laurelhill.com48T.

To have a CDI vote counted, CDI holders must return their completed VIF to CDN no later than 12:00 p.m. on Tuesday, May 18, 2021 (AEST). This deadline has been set to allow CDN sufficient time to collate the votes of CDI holders and submit them to the Company not later than 10:00 a.m. MDT (Denver) on the second business day preceding the date of the Meeting or any adjournment thereof.

The Company appreciates your support and your interest in the Company and looks forward to your continued support. The Company encourages CDI holders to lodge their votes ahead of the Meeting in the manner specified above.

Yours Sincerely,

SSR MINING INC.

(signed) “Rod Antal”

Rod Antal

President & Chief Executive Officer

2021 MANAGEMENT INFORMATION CIRCULAR

Table of Contents

Business of the Meeting	1
Report of the Environmental, Health, Safety and Sustainability Committee	7
Report of the Corporate Governance and Nominating Committee	12
Report on Executive Compensation	33
Compensation Discussion & Analysis	39
Executive Compensation Tables	52
Report of the Audit Committee	60
General Voting Information	63
Voting Instructions	66
Appendices Contents	71
Appendix A - 2021 Share Compensation Plan
Appendix B - Surviving Share Compensation Plan Summaries
Appendix C - Environmental, Health, Safety and Sustainability Committee Charter
Appendix D - Corporate Governance and Nominating committee Charter
Appendix E - Board of Directors Charter
Appendix F - Compensation and Leadership Development Committee Charter
Appendix G - Audit Committee charter
Appendix H - AGM User Guide

Business of the Meeting

Management of SSR Mining Inc. (the “Company,” “SSR,” “we,” “us” or “our”) provides this Management Information Circular (the “Circular”) to solicit proxies of holders (the “Shareholders”) of common shares (the “Shares”) in the capital of the Company for the 2021 Annual and Special Meeting (the “Meeting”) of Shareholders to be held on May 21, 2021 at 10:00 a.m. MDT (Denver).

Meeting Format

The Meeting will be held as a virtual Meeting only, which will be conducted via live audio webcast at https://web.lumiagm.com/448851904 as set out in the Notice of Meeting. Shareholders will not be able to attend the Meeting in person. For more information on how to attend and participate in the Meeting online, please refer to the “General Voting Information” section of this Circular.

Record Date and Entitlement to Vote

Each Shareholder of record at the close of business on April 9, 2021 (the “Record Date”) is entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote on each matter voted on at the Meeting.

Voting Matters

Voting Recommendation
Proposal 1:	Elect the directors named in this Circular, each to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier resignation of removal.	FOR each nominee
Proposal 2:	Approve, on an advisory basis, the Company’s approach to executive compensation.	FOR
Proposal 3:	Approve, ratify and confirm the Company’s 2021 Share Compensation Plan.	FOR
Proposal 4:	Appoint the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration.	FOR

All matters to be considered at the Meeting will each be determined by a majority of votes cast at the Meeting by proxy or in person.

Nominees for Election to the Board of Directors

At the Meeting, Shareholders will be asked to re-elect ten (10) directors. All nominees have established their eligibility and willingness to serve as directors. The Board has determined that, at the present time, there will be ten (10) directors. For more information on the nominees, please refer to the “Nominees for Election to the Board” section of this Circular.

Proxies solicited hereby, unless otherwise specified, will be voted FOR the proposed nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the by-laws of the Company and applicable corporate law, hold office until the next annual meeting of Shareholders or until their successors are elected or appointed in accordance with the by-laws of the Company or applicable corporate law.

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Majority Voting Policy

The Company’s majority voting policy states that any nominee proposed for election as a director of the Company in an uncontested election must be elected by a majority of the votes cast. If a director is not elected by at least a majority, such director must immediately tender his or her resignation to the Chairman of the Board. The Corporate Governance Committee will consider such resignation and will make a recommendation to the Board and, absent exceptional circumstances, the Board will accept the resignation of such nominee. Within 90 days of the meeting, the Board will issue a press release disclosing the Board’s decision to accept or reject the nominee’s resignation, a copy of which will be provided to the TSX. If the Board determines not to accept the nominee’s resignation, the press release will fully state the reasons for that decision. The nominee will not participate in any Committee or Board deliberations regarding their resignation offer.

Say on Pay

The Company is committed to continually enhancing our corporate governance practices and endorses a “pay for performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “pay for performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. Given the evolution of the Company, and the importance the Board places on executive compensation, the Board has approved a say on pay advisory vote policy with respect to executive officers. The purpose of the say on pay advisory vote is to give Shareholders the opportunity to vote at each annual Shareholders meeting on the Company’s approach to executive compensation, as further described in the “Report on Executive Compensation” section of this Circular.

Given that the vote is held on an advisory basis, it will not be binding upon the Board. However, the Board will consider the outcome of the vote when reviewing and approving executive compensation policies and decisions. The form of resolution that Shareholders will be asked to vote on at the Meeting is as follows:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors that the Shareholders accept the approach to executive compensation disclosed in the Company’s information Circular delivered in advance of the 2021 annual meeting of Shareholders.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the Company’s approach to executive compensation.

Adoption of the 2021 Share Compensation Plan

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, adopt, with or without variation, an ordinary resolution, as set forth below, approving, ratifying and confirming the Company’s 2021 Share Compensation Plan, a copy of which is set forth in “Appendix A” to this Circular, and authorizing the Company’s Board of Directors to grant share units which may be redeemed as common shares of the Company up to a maximum of 4.5% of the issued and outstanding common shares of the Company, as determined at the time of grant.

The 2021 Share Compensation Plan has been conditionally approved by the Board and the TSX, subject to Shareholder approval at the Meeting. To be effective, the 2021 Share Compensation Plan must be approved by a majority of the votes cast by the Shareholders present or represented by proxy at the Meeting. If the 2021 Share Compensation Plan is approved at the Meeting, the 2021 Share Compensation Plan will take effect at the close of business on the date of the Meeting.

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If the 2021 Share Compensation Plan is approved by Shareholders at the Meeting, the Company’s current equity plan, the 2020 Share Compensation Plan, as well as the Alacer legacy RSU Plan, will continue to apply to awards that are outstanding as of the date of such Shareholder approval; however, the Company will not issue any new awards under such plans. More information regarding the 2021 Share Compensation Plan can be found under “Report on Executive Compensation - Surviving Share Compensation Plans” and in “Appendix B”, attached hereto.

The 2021 Share Compensation Plan is substantially similar to the 2020 Share Compensation Plan, with one important difference - the 2021 Share Compensation Plan does not provide for the granting of stock options.

The following is a summary of the key terms of the 2021 Share Compensation Plan. Defined terms not defined below shall have the meaning ascribed to them in the 2021 Share Compensation Plan. For more detailed information, Shareholders should refer to the full text of the 2021 Share Compensation Plan, a copy of which is attached hereto as “Appendix A”.

2021 Share Compensation Plan Summary
Awards	The 2021 Share Compensation Plan (the “Plan”) provides for the award of Restricted Share Units (“RSU”) and Performance Share Units (“PSU”).
Participant	An Employee of the Company or a Related Entity of the Company to whom an award has been granted under the Plan.
Grant Period/Vesting - RSUs	The Board will determine the vesting criteria applicable to RSUs. Generally, one-third of the awarded RSUs vest on each of the first, second and third anniversaries of the date of grant.
Grant Period/Vesting - PSUs	The Board will determine the vesting criteria applicable to PSUs. Generally, PSUs will cliff vest after 36 months.
Term	The Board will determime the expiry date for the RSUs and the PSUs, provided that such date may not be later than the earlier of: (i) the date which is the tenth anniversary of the date on which such RSU or PSU was granted; and (ii) the latest date permitted under the applicable rules and regulations of the regulatory authorities, including the TSX (or any other Stock Exchange to which the Company is subject).
Payment/Redemption	At the Board’s sole discretion, the Company shall redeem the RSUs and PSUs by: (i) paying a cash amount equal to the Market Price of the vested RSUs and PSUs on the redemption date; (ii) issuing such number of Common Shares as is equal to the number of vested RSUs or PSUs; or (iii) purchasing such number of common shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.
Market Price	The volume weighted average trading price of the Common Shares on the TSX (or any other Stock Exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over the 30 Trading Days immediately preceding such date.
Performance Target Milestones	The Target Milestones for each Performance Period will be determined by the Board, in its sole discretion, based on measurable performance criteria established by the Board in advance. The performance achievement of the Target Milestones shall be determined by assigning a percentage from 0% to 200% (or such other range as the Board may determine from time to time) reflecting such performance.
Right to RSUs and PSUs in the Event of a Change of Control	The Plan provides for accelerated vesting in the event of a Change of Control. The Board has the right to make any determinations as it considers appropriate in the circumstances upon a Change of Control to ensure the fair treatment of Participants including with respect to vesting provisions.

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Cessation of Entitlements

Participants may cease to be Eligible Persons under the Plan in the event of their termination (for Cause or without Cause), their death, a Disability, or pursuant to their resignation.

If a Participant ceases to be an Eligible Person due to their termination without Cause, certain portions of any unvested RSUs or PSUs granted to such Participant shall vest pursuant to formulas more fully described in the Plan and all vested RSUs and PSUs shall be redeemed immediately in accordance with the Plan. All unvested RSUs and PSUs shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of such Participant as of their Termination Date.

If a Participant ceases to be an Eligible Person due to their terminaton for Cause (including where such Participant resigns from their employment as an alternative to being terminated for Cause), all of the Participant’s vested outstanding RSUs and PSUs shall be redeemed immediately and any unvested RSUs and PSUs shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of such Participant as of their Termination Date.

If a Participant ceases to be an Elligible Person other than for Cause (or resignation for good reason) within twelve months after a Change of Control, all RSUs and PSUs will immediately vest within twelve months.

Amendment	The Board may at any time suspend or terminate the Plan and may make certain amendments without Shareholder approval, including amending any vesting provisions, Target Milestones, Performance Periods, expirations dates, or persons eligible to participate in the Plan. Shareholder approval would be necessary to increase the number of Common Shares or rolling maximum reserved for issuance under the Plan, to amend, remove or exceed the insider participation limit, to extend the term of an Award, to permit the transfer or assignment of RSUs or PSUs other than in accordance with the provisions of the Plan, or to expand the scope of Eligible Persons.
Common Shares Available for Awards	The aggregate number of Common Shares that may be issuable pursuant to the Aggregate Plans, shall not exceed 4.5% of the then Outstanding Common Shares. Additionally, (i) the aggregate number of Common Shares issuable to any one (1) Participant pursuant to the Aggregate Plans within any one (1) year period shall not exceed 4.5% of the then Outstanding Common Shares; and (ii) the aggregate number of Common Shares that (A) are issuable at any time to Participants that are Insiders and (B) that are issued to Participants that are Insiders within any one (1) year period pursuant to the Aggregate Plans shall not exceed 4.5% of the then Outstanding Common Shares.
Assignability of Awards	Awards of RSUs and PSUs are not transferrable or assignable, other than pursuant to the Plan in the event of the death, incapacity or infirmity of the Participant.
Availability of Awards	As of the date of this Circular, after taking into account the awards granted under the Aggregate Plans, an aggregate of 7,555,737 awards are available for Grant pursuant to the Plan, representing approximately 3.43% of the Company's issued and outstanding common shares.

The Board believes that the approval of the 2021 Share Compensation Plan is in the best interests of the Company and recommends that Shareholders vote FOR the following resolution approving the Company’s 2021 Share Compensation Plan:

BE IT RESOLVED, THAT AS AN ORDINARY RESOLUTION, the share compensation plan (the “2021 Share Compensation Plan”), a summary of which is set forth in the management information Circular of SSR Mining Inc. (the “Company”) dated April 21, 2021 (the “Circular”) and a copy of which is attached as “Appendix A” to the Circular is hereby approved, ratified and confirmed as the share compensation plan of the Company;

FURTHER RESOLVED, that as set forth in the 2021 Share Compensation Plan, a maximum of 4.5% of all of the common shares of the Company’s issued and outstanding from time to time is hereby allotted and reserved for issuance under the 2021 Share Compensation Plan, subject to the limitations set forth therein;

FURTHER RESOLVED, that the Company has the authority to continue granting share units under the 2021 Share Compensation Plan, until May 21, 2024, which is the date that is three (3) years from the date of the Shareholder meeting at which such Shareholder approval is being sought.

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FURTHER RESOLVED, that any one officer or director of the Company be and is hereby authorized and directed for and on behalf and in the name of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the resolution to approve the 2021 Share Compensation Plan.

Appointment of Auditor

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditor. The Audit Committee has adopted procedures for the approval of engagements for services of its external auditor. In addition, the Audit Committee requires pre-approval of all non-audit services provided by the external auditor. For more information on the Audit Committee and the auditor, please refer to the “Report of the Audit Committee” section of this Circular.

At the Meeting, Shareholders will be asked to vote to appoint the firm of PricewaterhouseCoopers LLP (“PwC”), as the auditor of the Company to hold office until the next annual meeting of Shareholders of the Company and to authorize the directors to fix the remuneration of the auditor.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the resolution to appoint PricewaterhouseCoopers LLP, as auditor of the Company.

Financial Statements

The consolidated financial statements for the fiscal year ended December 31, 2020, and the report of the auditor on the consolidated financial statements made available to Shareholders electronically via the notice-and-access mechanism will be submitted at the Meeting but no vote thereon is required. A representative of the auditor of the Company will be available via teleconference at the Meeting and will be available to answer questions from Shareholders relevant to the audit.

The consolidated financial statements for the fiscal year ended December 31, 2020 and the report of the auditor on the consolidated financial statements are available on the Company’s website (www.ssrmining.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml).

General Information

Common Shares Outstanding

As of the close of business on April 1, 2021, there were 220,062,873 Shares outstanding. The Shares trade under the symbol “SSRM” on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“NASDAQ”), and the symbol “SSR” on the Australian Securities Exchange (“ASX”).

Principal Holders of Voting Securities

Based on information available to the Company, as of April 1, 2021, the combined shareholdings of BlackRock Inc. are approximately 33,000,879, or 15.00% of the outstanding Shares of the Company.

To the knowledge of the directors and executive officers of the Company, other than BlackRock Inc., no person, firm or Company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attaching to the total number of issued and outstanding Shares of the Company.

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Pursuant to Australian law, a holder in excess of 5% of the voting power of a Company is deemed a substantial holder and must report such holdings. Based on information available to the Company, as of April 1, 2021 the combined shareholdings of Van Eck Associates Company are approximately 21,598,415, or 9.81% of the outstanding Shares of the Company. To the knowledge of the Company, other than BlackRock Inc. and Van Eck Associates Company, no person, firm or Company are substantial holders under Australian law.

Currency

Unless otherwise specified, all dollar amounts herein are expressed in United States dollars. Canadian dollars will be designated as “C$.” The noon rates of exchange, or the nominal exchange rates prevailing as of noon, on December 31, 2020 and April 1, 2021, as reported by the Bank of Canada were:

December 31, 2020			April 1, 2021
US$	$1.00	$0.7854	US$	$1.00	$0.7959
C$	C$1.2732	C$1.00	C$	C$1.2565	C$1.00

Date of Information

Except as otherwise stated, the information contained herein is given as of April 1, 2021.

Interest of Certain Persons in Matters to be Acted Upon

With respect to matters to be acted upon at the Meeting, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial interest or otherwise, of any director or executive officer of the Company, or any associate or affiliate of the foregoing, in any matter to be acted upon at the Meeting.

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Report of the Environmental, Health, Safety and Sustainability Committee

SSR's core values include a commitment to the protection of life, health and the environment for present and future generations. The Company has a standing Environmental, Health, Safety, and Sustainability Committee (the “EHS&S Committee”) whose main purpose is to review, monitor and make recommendations to the Board in respect of the environmental, health, safety and sustainability policies and activities of the Company. The underlying principles of the EHS&S charter are (i) compliance; (ii) awareness; and (iii) implementation.

Sustainability Report

The Company publishes annually a Sustainability Report which sets out in detail the Company’s environmental, health, safety and sustainability initiatives and policies, including our approach to ESG. A copy of the latest SSR Sustainability Report can be found at: http://www.ssrmining.com/corporate_responsibility. Shareholders are encouraged to read our full Sustainability Report available on our website at www.ssrmining.com for more detailed information.

EHS&S Committee

The EHS&S Committee of SSR is composed of four independent directors: Alan P. Krusi (Chair), Brian R. Booth, Edward C. Dowling Jr., and Grace Kay Priestly. During 2020, the EHS&S Committee met four (4) times. At these meetings, the EHS&S Committee met with senior members of the Company’s management team and reviewed in detail the Company’s EHS&S initiatives, activities and results. The EHS&S Committee also regularly conducts onsite reviews and reports any findings to the Board. The EHS&S Committee Terms of Reference is reviewed annually and is also attached as “Appendix C” to this Circular.

Environmental

Being responsible stewards of the environment is integral to the way we operate. Our commitment to responsible environmental management is set out in our Environmental and Sustainability Policy and we comply with local-country legislation, and leading international conventions such as the International Cyanide Management Code. We acknowledge that mining operations can have impacts on the environment and the communities in which we operate. We are committed to responsible environmental stewardship and work to protect and care for people and the communities in which we work. We will undertake our activities in sustainable manner that minimizes impact on the environment, encourages proactive and positive stakeholder engagement, and delivers lasting benefits to local communities.

The Company is committed to minimizing the impact of the operations on the environment through the responsible stewardship of its properties. The Company ensures that all of its employees, contractors, joint-venture partners and other service providers are properly educated and aware of the importance of compliance with all applicable environmental laws, regulations and internal operating procedures and standards.

During 2020, we had no significant non-compliance environmental incidents. We monitor our environmental performance by tracking the number of environmental incidents that occur as a result of our activities, even when they are minor and contained within the mine site.

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Climate change and extreme weather are potentially material issues across the mining industry and for broader society. We recognize the link between our energy use and climate change and are committed to being part of the global solution to the climate change challenge.

Our approach to climate change and climate risk is formed by three key principles: (i) understanding the risks, (ii) measuring and reducing our impacts on climate change to the extent practicable, and (iii) disclosing our performance. Our commitment to adapting and managing climate risk is described in our Environment and Sustainability Policy, which compels us to:

•	Use energy and other natural resources as efficiently as practicably possible;

•	Assess climate risk and strive to manage and reduce our greenhouse gas emissions; and

•	Review, assess, adopt and implement clean technologies and renewable energy sources as they become economically viable.

Throughout 2020, we continued to develop our climate change strategy by establishing the baseline for Company emissions. We worked with globally recognized experts to conduct regional analyses of climate science to inform resilience planning for our Marigold, Puna and Seabee operations and to improve our understanding of the potential climate vulnerabilities of our operations and the communities in which we operate. Following the addition of the Çöpler Mine into our portfolio of operating assets, we will continue to use a risk-based approach to identify, understand and adapt to the physical impacts of climate change.

In 2021, we will be embarking on an ambitious journey to achieve net zero emissions by 2050. The key actions for this initiative include:

•	Setting the baseline: During 2021, we will work to understand the baseline emission for our expanded Company. Once the baseline is identified, we will set a science-based emissions reduction target.

•	Understanding the risks: In 2019, legacy SSR started a formal approach to assessing climate risk throughout its operations and conducted physical risk assessments at all operations. During 2021, a physical risk assessment will be conducted at the Çöpler Mine. The results of the physical risk assessments will form the basis of the Company’s climate strategy.

•	Disclosing our progress: During 2021, we will respond to the 2020 CDP Carbon Questionnaire and work to align our climate change disclosures with the requirements of the Taskforce on Climate Related Financial Disclosures (TCFD).

Health & Safety

The Company is committed to the overall health and safety of its employees, contractors, and the communities in which they operate. We believe that our employees and business partners are critical to our success as a business, and we are committed to providing a safe working environment for them. We believe in the principle of safe production, that occupational injuries and illnesses are preventable and that there is no job so important that we cannot take the time to do it safely. To achieve this, we empower our employees and work partners to ensure that safety is a personal value. Regular training is conducted and both leading and lagging health and safety indicators are tracked and reported to the EHS&S Committee and the Board on a regular basis.

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In 2020, we updated our Safety and Health Policy to refresh our commitment to a safety culture that values safety and health, not only as a company, but also on a personal level, for us and those we work with. The refreshed policy includes commitments to:

•	Protect the health and safety of employees and our business partners at all stages of the mine life cycle;

•	Provide employees and contractors with a safe working environment free from uncontrolled hazards;

•	Implement effective safety, health and security systems at all operations;

•	Evaluate the health and safety implications of business decisions;

•	Measure and monitor the safety and health performance of our operation against set objectives and targets;

•	Promote initiatives that foster a safety culture; and

•	Promote wellness and healthy lifestyles for our employees, local communities and those we work with.

Community Relations

Our approach to environmental and social development is underpinned by a goal of minimizing impact to the environment and leaving a positive legacy in the communities in which we operate. We strive for continuous improvement in our environmental and social performance. In 2020, we updated key policies related to community relations including the Environment and Sustainability Policy, Human Rights Policy and Land Access and Resettlement Policy. These policies include a commitment to international conventions, such as the UN Guiding Principles on Business and Human Rights, ILO Convention 138 and the Voluntary Principles on Security and Human Rights.

The Company is committed to positive and informed engagement with its stakeholders and the development of proactive relationships with project-affected communities to ensure the on-going well-being of these communities. The Company is committed to training, hiring and developing the local workforce and has a number of initiatives in place to assist with these efforts, including, for example, the establishment of a training center, investing in academic scholarships, providing internships, implementing a succession and development plan framework, and establishing a social development fund to facilitate long-term, non-mine related economic operations in the communities in which our mines operate.

We have a strong commitment to local development and recruitment. At all our mines we strive to recruit wherever possible from the communities nearby. If we are unable to find the appropriate skills or qualifications within these communities, we look to the wider region and neighboring provinces before looking to national employees and ultimately expatriates. We also provide skill development programs for our workers, contractors and local communities to help them develop the skills needed to work on the mine. The following tables are extracted from our Sustainability Report and reflect our commitment to local recruitment and development.

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2020 Local and Regional Employment (Employee)

	Indigenous	Local	National	Foreign	Total	% Local
Corporate		51		6	57	89%
Çöpler		366	300	15	681	54%
Marigold		404	36		440	92%
Seabee	120	270	34		424	64%
Puna		418	363	1	782	53%

2020 Local and Regional Employment (Contractor)

	Indigenous	Local	National	Foreign	Total	% Local
Corporate			4		4	0%
Çöpler		418	1,063		1,481	28%
Marigold		29			29	100%
Seabee			246		246	0%
Puna		129	293	16	438	29%

Commitment to Sustainability

Our vision is to deliver sustainable value for all stakeholders through responsible mining. This is founded on our core values and purpose. People and the environment are our most important resources, and we are committed to safeguarding them both now and for the future. We recognize the catalyst role our operations can play in local communities and commit to leaving a positive legacy. We take a long-term view of our sustainability responsibilities and are committed to having the highest sustainability standards, as well as plans, procedures, metrics and targets in place to ensure our commitments are met every single day. We are committed to honest and open discussion of our performance and publish a sustainability report annually, which we feel is an important mechanism for monitoring and improving our sustainability performance. The report is produced to be ‘In Accordance’ with the GRI (Global Reporting Initiative) Core standards and in partial compliance with the standards from the Sustainability Accounting Standards Board (SASB) for the metals and mining industry. The GRI and SASB are both internationally recognized standards organizations that promote transparency, reliability and comparability in the reporting of material sustainability issues. A copy of our sustainability report may be found on our website at www.ssrmining.com.

At SSR, ultimate responsibility for our sustainability programs and performance sits with the Board of Directors. The Board is supported in this regard by the EHS&S Committee which oversees, monitors, and reviews our practice and performance in areas of safety, health, environment, community and stakeholder relationships and environmental management (including areas of water management, and climate change) on behalf of the Board. The Committee meets formally at least four times a year, with additional meetings held as required throughout the year.

Sustainability is also a key responsibility for our executive and site teams. Our approach to sustainability is underpinned by the principle of collective responsibility and a belief that every employee must contribute to our sustainability performance. To reflect our commitment to sustainability, 20% of the annual short-term incentive performance metrics for the business are linked to the achievement of ESH&S targets across the business.

The bedrock of our sustainability governance is a set of policies and procedures that not only meet or exceed the legislative requirements of our host countries, but also align with the expectations and guidance of the International Council of Mining Metals, the International Finance Company, and the World Gold Council. Site-specific environmental and social plans follow the requirements of international standards including ISO14001: 2015 and ISO45001. We are committed to sustainability at every part of the mine life cycle.

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We also expect our suppliers to respect our commitment to sustainability and the principles outlined in our Code of Conduct. We also encourage our major suppliers be certified to industry best practice standards, such as the international Cyanide Management Code and require evidence that they have health and safety management plans in place.

Overall, we take our commitment to sustainability seriously and our proud of our achievements. At the same time, we are committed to year-over-year improvement. Progress on our 2020 sustainability and ESG initiatives are outlined in detail in our Sustainability Report which is available at http://www.ssrmining.com.

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Report of the Corporate Governance and Nominating Committee

72TSSR, its Board, and its management are committed to the highest standards of corporate governance and transparency. The Company has a standing Corporate Governance and Nominating Committee (the “Corporate Governance Committee”). The full text of the Company’s corporate governance policies is available to Shareholders and others on the Company’s website at www.ssrmining.com. The Board, through the Corporate Governance Committee, continually evaluates and enhances the Company’s corporate governance practices by monitoring regulatory developments affecting corporate governance and the transparency of public company disclosure. 72TOur governance practices, the role of the Corporate Governance Committee and some of our current areas of focus are described in more detail below.

The Corporate Governance Committee is composed of four directors: Simon A. Fish (Chair); A. E. Michael Anglin, Alan P. Krusi; and Grace Kay Priestly. The Board has determined that all of the directors who currently comprise the Corporate Governance Committee are independent and that each of them have the knowledge and experience to effectively perform their responsibilities.

As part of the Company’s commitment to establishing best corporate governance practices, the Corporate Governance Committee actively assists the Board throughout the year by developing and monitoring the Company’s overall approach to corporate governance issues and implementing and administering the system.

During 2020, the Corporate Governance Committee met six times. In connection with the Corporate Governance Committee’s responsibility for developing and implementing best Board governance practices and in overseeing compliance with current and emerging governance requirements and trends, the Chair of the Corporate Governance Committee works closely with the Chief Legal & Administrative Officer and Secretary to ensure the Corporate Governance Committee stays aware of developments and trends in best governance practices.

Statement of Corporate Governance Practices

The Company operates with a primary listing in Canada on the TSX and secondary listings in the United States on NASDAQ and in Australia on the ASX. The Company takes into account the regulatory requirements in each of Canada, the United States and Australia in formulating its corporate governance framework. A core responsibility of the Corporate Governance Committee is to oversee the Company’s compliance with these regulatory requirements. The Corporate Governance Committee Charter is reviewed annually and is also attached as “Appendix D” to this Circular.

Code of Conduct

To assist with compliance and the achievement of best corporate governance practices, the Board has adopted the “SSR Mining Inc. Code of Business Conduct and Ethics” (the “Code of Conduct”), which can be found together with other governance related documents on the Company’s website at www.ssrmining.com 48T. A copy of such policy is also available in print to any Shareholder who requests a copy.

The principles outlined in the Code of Conduct are intended to establish a minimum standard of conduct by which all employees are expected to abide; protect the business interests of the Company, its employees and other stakeholders; maintain the Company’s reputation for integrity; and facilitate compliance by the Company’s employees with applicable legal and regulatory obligations.

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Each year, the Corporate Governance Committee reviews the Code of Conduct, the process for administering the Code of Conduct and compliance with the Code of Conduct. Any changes to the Code of Conduct are considered by the Board for approval.

The Company has not filed any material change reports during the 2020 financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Meeting without Management or Non-Independent Directors

The Board has adopted a policy for the non-executive members of the Board to meet without management present at each regularly scheduled meeting of the Board. These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern. The Board’s Committees also have a practice of meeting in camera without management present at each of their meetings.

Diversity, Equity and Inclusion

The Company recognizes the value of a diverse and inclusive workforce. Attracting individuals from a broader range of backgrounds helps foster a more innovative and agile organizational culture which ultimately enhance our business performance.

We strive to foster an open and inclusive workplace environment and strongly support the principle that all individuals should have an equal opportunity to participate in our company and achieve their full potential. We are committed to providing and maintaining a work environment built on mutual trust and respect, where differences and inclusion are valued, and where every member of our workforce feels welcome. In alignment with our Code of Conduct, the Human Rights Policy and the Diversity Policy, everyone at SSR shall:

1)	Treat each other and all members of the outside community with respect and courtesy.

2)	Maintain our workplace free from all forms of harassment.

3)	Never permit factors like race, religion, color, gender, sexual orientation, age, nationality or ethnicity to determine decisions about hiring, employment promotions, pay rates, transfers, layoffs or terminations (or condone decisions by others determined by such factors).

4)	Never permit physical disabilities to determine work-related decisions, unless the disability prevents a person from safely doing a job and the disability cannot be reasonably accommodated.

With operations across four countries and exploration in two further, our workforce is comprised of people from a wide range of backgrounds and a broad set of skills, values and experiences. We value the organizational strength and innovative thinking that these backgrounds and broad skills bring to our business.

Mining is traditionally a male-dominated industry, and to help redress this, a key focus at SSR is to promote and encourage women to join our workforce on the mine, and once employed on the mine to progress into leadership roles.

The Corporate Governance Committee has responsibility for recommending to the Board the nominees for election or re-election as directors at the annual meeting of Shareholders. As part of this process, the Corporate Governance Committee assesses the skills, expertise, experience and backgrounds of our directors annually, in light of the needs of the Board, including the extent to which the current composition of the Board reflects a mix of identified competencies.

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Our Board recognizes that a board composed of individuals with a mix of differing skills, experience, perspectives, age and characteristics leads to a more robust understanding of opportunities, issues and risks, and to stronger decision-making. The Company revised its Diversity Policy in March 2021 to expand its diversity initiatives beyond Board diversity to cover the entire organization. A copy of the Company’s Diversity Policy is available on its website at www.ssrmining.com48T. The Diversity Policy does not include a target number or percentage of women on the Board or in executive officer positions for the reason that Board members and executive officers are selected on the basis of a wide range of factors, including the measurable objectives further discussed below. The Company has a workforce made up of many individuals with diverse skills, cultures, backgrounds and experiences. The Company values this diversity and recognizes the organizational strength, deeper problem-solving ability and opportunity for innovation that this diversity brings. In order to attract and retain a diverse workforce, the Company is committed to providing an environment in which all employees are treated with fairness and respect and have equal access to opportunities available at work.

The Company is committed to developing a diverse workforce and is continually assessing opportunities to progress all levels of diversity across the organization. While the Company does not believe that adopting numerical quotas is in the best interest of its business nor its Shareholders, the Company has adopted specific and measurable objectives to ensure that the pool of candidates it considers for positions throughout the organization, including its Board of Directors, consists of the most diverse and qualified candidates available. To achieve this goal, the Board has adopted the following measurable objectives which are reviewed annually:

•	Diversity on the Board: The Corporate Governance Committee will require that a thorough outreach and search process be conducted for new positions or vacancies on the Board that ensures that the candidate pool reviewed by the Committee consists of a qualified and diverse group of individuals. The Board has identified the following key areas of focus for Board candidates: experience or skillsets that complement the Board; experience or nationalities related to the geographical regions where the Company has or anticipates business interests; and increasing the representation of female Board members.

•	Diversity in Executive Management and across the Business: The recruitment and development programs instituted by the Company will focus on ensuring that the Company has a diverse and qualified workforce at all levels of the organization. Recruitment measures will ensure that the pool of candidates considered consists of a group of qualified and diverse individuals and a key focus of the Company’s development programs will be the identification and development of diverse individuals, including local nationals at the Company’s mines.

We recognize the industry-wide challenge of attracting women into the mining industry. However, in accordance with our policies we actively seek to increase the number of women we employ at our operations year over year.

In March 2019, we became a member of each of the Catalyst Accord 2022 and the 30% Club Canada, diversity initiatives aimed at accelerating the advancement of women in Canada. The Catalyst Accord 2022 aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022 and share key metrics with Catalyst to benchmark collective progress towards these goals. The 30% Club Canada works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies and is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership.

Number of Women on the Board and in Executive Officer Positions

As of December 31, 2020, thirty percent (30%) of the Company’s directors and twenty percent (20%) of the executive officers were women. In addition, approximately forty-six percent (46%) of employees at the Company’s corporate office are women (excluding executives) and approximately fourteen percent (14%) of the employees across the business were women.

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Nomination Processes

A core responsibility of the Corporate Governance Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals to the Board for nomination for election to the Board at each annual meeting of Shareholders or to fill vacancies on the Board and address related matters. The Corporate Governance Committee believes that the Board should be comprised of directors who possess a mix of experience and expertise that is relevant to the Company and its operations. As a result, while the emphasis on filling Board vacancies is on finding the best-qualified candidates who exhibit the highest degree of integrity, professionalism, values and independent judgment, a nominee’s diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment.

The Corporate Governance Committee and the Board do not adhere to any quotas in determining Board membership. However, the Company’s Diversity Policy expressly encourages the promotion of diversity through various initiatives. To facilitate these objectives, the Committee ensures:

•	that the Corporate Governance and Nominating Committee includes women directors;
•	that periodic evaluations and assessments of the individual Board members, the Board committees and the Board as a whole are conducted to identify strengths and areas for improvement;
•	that a skills matrix that identifies the skills, tenure and expertise required for the Board is maintained and assessed on an annual basis;
•	that a succession plan for the Board, with both short and long-term goals, is implemented in line with the principles outlined in this Policy;
•	that when recruiting new directors, the candidate pool extends beyond the networks of the existing directors and the ongoing list of potential director nominees includes women candidates; and
•	that the engagement of a search firm to assist in identifying candidates for appointment to the Board includes a mandate to deliver a gender-balanced slate of “equally qualified” potential candidates.

The Corporate Governance Committee identifies the mix of expertise and qualities required for the Board. When it becomes apparent that a vacancy on the Board will arise, either from retirement or otherwise, the Corporate Governance Committee evaluates the balance of skills, knowledge and experience held by the current directors and officers of the Company, and, in light of this evaluation, prepares a description of the role and capabilities required for a particular nominee.

Prior to joining the Board, new directors receive a formal letter of appointment setting out clearly what is expected of them in terms of time commitment, committee service and involvement outside of Board meetings.

Board, Committee and Individual Director Assessments

The Corporate Governance Committee has developed a process for the evaluation of the performance of the Board, its Committees and individual directors. Starting in 2021, the assessment process will be administered by a third party and will cover the Board, each Board committee, the Chairman of the Board and the President and Chief Executive Officer. The assessment is a continuous process to evaluate performance against the formal mandates of the Board, committees of the Board, the Chairman of the Board, the President and Chief Executive Officer and other criteria. A range of dimensions are considered, such as overall performance of the Board; Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; President and Chief Executive Officer performance evaluation; Board membership; director competencies; Board processes; and director involvement.

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Director Orientation & Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company’s business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.

Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company’s advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments.

To facilitate access to director education, all of our directors are members of the Institute of Corporate Directors and the National Association of Corporate Directors (NACD), organizations that promote the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.

Shareholder Meetings

The Company holds an annual Shareholder’s Meeting and encourages all Shareholders to attend. Given the large number of Shareholders of the Company and their diverse locales, materials and voting forms related to the meeting are distributed well in advance of the meeting and the Company provides Shareholders with the ability to vote ahead of the meeting without having to attend or to appoint a proxy. The Company’s proxy advisor and external auditor are available via teleconference to answer any questions Shareholders may have.

Conclusion

The Company is dedicated to the pursuit of the best governance practices and ensuring optimal Board membership and performance through our nomination and Board renewal processes. We also remain committed to ongoing director education and to constructive and innovative engagement with our Shareholders and stakeholders.

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Nominees for Election to the Board

The Board has determined that all of the directors of the Company and proposed nominees, with the exception of Mr. Antal, are independent. In considering whether a director is independent, the Board gives regard to the independence criteria and requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the TSX, NASDAQ and ASX (collectively, “Securities Laws”), and other facts, information and circumstances the Board considers relevant.

For a director to be considered independent, the Board must determine that the director does not have any material relationship with the Company, either directly or indirectly (e.g. as a partner, Shareholder or officer of an organization that has a relationship with the Company). Directors and executive officers of the Company inform the Board as to their relationships with the Company and provide other pertinent information pursuant to questionnaires that they complete, sign and certify on an annual basis. The Board reviews such relationships to identify impairments to director independence and in connection with disclosure obligations under securities laws.

The following pages set out information about the nominees for election as directors, including the specific experience, attendance, and qualifications that led to the Board’s conclusion that the person should serve as a director of the Company. It is common practice for Board members to attend committee meetings they are not member of, only required attendees are shown below. The table also discloses the value of at-risk holdings for each director as of April 1, 2021 and their overall Board and committee attendance in 2020.

A.E. Michael Anglin

Mr. Anglin was appointed to the Board of Directors of SSR Mining in August 2008 and is Chairman of the Board and a member of the Corporate Governance and Nominating Committee. Mr. Anglin also serves on the board of Antofagasta PLC, a major Chilean copper producer. Mr. Anglin spent 22 years with BHP Billiton Ltd., most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985.

Chairman of the Board	Board and Committee Membership			Attendance
	Board of Directors			16/16
	Corporate Governance and Nominating Committee			6/6
Director Since: 2008	Overall Attendance			100%

	Voting Results			Other Public Company Boards
Independent	Year	For	Withheld	Antofagasta PLC
	2020	99.46%	0.54%	Tulla Resources PLC

Age: 65	Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)

Berkeley, California, USA	44,000	180,294	224,294	$3,404,292

	Minimum Value Required			Meets Share Ownership Guidelines
	$480,000			Yes

(1)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Rod Antal

Mr. Antal was appointed President and Chief Executive Officer and a member of the Board of SSR Mining following the merger with Alacer Gold in September 2020. Prior to the merger, Mr. Antal held the position of President and Chief Executive Officer with Alacer Gold since August 2013 and prior to that, he served as Alacer Gold’s Chief Financial Officer from May 2012 to August 2013. Mr. Antal has over 25 years of global mining experience in various mineral and metal businesses, including precious metals. This experience spans both corporate roles and at various mine operating sites. Mr. Antal began his mining career working for Placer Dome in Papua New Guinea and then nearly 15 years within the Rio Tinto Group where he held various senior management positions, including Global Head of Shared Services and Chief Financial Officer of Rio Tinto Minerals’ global business.
President and CEO
	Board and Committee Membership				Attendance(1)
	Board of Directors				4/4
Director Since: 2020	Overall Attendance				100%

	Voting Results(1)			Other Public Company Boards
Age: 55	Year	For	Withheld	None
	2020	N/A	N/A

Denver, Colorado, USA	Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	RSUs	PSUs(2)	Shares Held	Market Value of Shares Held(3)

	536,687	292,382	174,407	1,003,476	$15,230,568

	Minimum Value Required			Meets Share Ownership Guidelines
	$4,660,000			Yes

(1)	Mr. Antal joined the SSR Board on September 16, 2020 in connection with the merger with Alacer Gold Corp.
(2)	Pursuant to our Share Ownership Guidelines, 50% of granted PSUs are included in the calculation to meet the guidelines.
(3)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Thomas R. Bates, Jr.

Mr. Bates was appointed to the Board of Directors of SSR Mining in September 2020 and is Chair of the Compensation and Leadership Development Committee and a member of the Audit Committee. Mr. Bates was a Director at Alacer Gold from April 2014 to September 2020 and has over 40 years of experience in oil service management and operations. Mr. Bates is currently an adjunct professor and a member of the Advisory Board for the Energy MBA Program at the Neeley School of Business at Texas Christian University. He spent 15 years at Schlumberger in both domestic and international locations, was CEO of Weatherford-Enterra, served as President of the Discovery Group of Baker Hughes, and was later the Managing Director and Senior Advisor for 13 years at Lime Rock Partners, an energy focused private equity investment firm. Mr. Bates is currently serving on the Board of Directors at Tetra Technologies, Inc. and Vantage Drilling International.
Chair of the Compensation and Leadership Development Committee
	Board and Committee Membership			Attendance(1)
	Board of Directors			4/4
	Compensation and Leadership Development Committee			4/4
	Audit Committee			2/2
Director Since: 2020	Overall Attendance			100%

	Voting Results(1)			Other Public Company Boards
Independent	Year	For	Withheld	Tetra Technologies, Inc.
	2020	N/A	N/A	Vantage Drilling International

Age: 71	Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)

Fort Worth, Texas, USA	26,230	71,910	98,140	$1,489,551

	Minimum Value Required			Meets Share Ownership Guidelines
	$360,000			Yes

(1)	Mr. Bates joined the SSR Board on September 16, 2020 in connection with the merger with Alacer Gold Corp.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Brian R. Booth

Mr. Booth was appointed to the Board of Directors of SSR Mining in May 2016 and is a member of the Environmental, Health, Safety and Sustainability Committee. Mr. Booth is also the President, CEO and a director of Element 29 Resources Inc., a public mining company and has served as a director on numerous public and private mining companies for over 15 years. Prior to joining Element 29, he was President, CEO and a director of Pembrook Copper Corp. and Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23 year career, including Manager of Exploration - North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

Director Since: 2016	Board and Committee Membership			Attendance(1)
	Board of Directors			16/16
	Environmental, Health, Safety & Sustainability Committee			1/1
Independent	Overall Attendance			100%

	Voting Results			Other Public Company Boards
Age: 61	Year	For	Withheld	GFG Resources Inc.
	2020	99.16%	0.84%	Element 29 Resources Inc.

West Vancouver, BC, Canada	Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)

	18,724	38,102	56,826	$862,494

	Minimum Value Required			Meets Share Ownership Guidelines
	$300,000			Yes

(1)	Mr. Booth joined the Environmental, Health, Safety & Sustainability Committee on September 16, 2020.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Director Since: 2020	Edward C. Dowling, Jr.

Mr. Dowling was appointed to the Board of Directors of SSR Mining in September 2020 and is a member of the Compensation and Leadership Development Committee and Environmental, Health, Safety and Sustainability Committee. Mr. Dowling was a Director at Alacer Gold from February 2008 to September 2020 and he served as Alacer Gold’s President and Chief Executive Officer until August 2012. Mr. Dowling was Chairman of the Board of Alacer Gold since April 2014 and has over 30 years of mining experience. Mr. Dowling’s leadership experience includes serving as Chief Executive Officer and President of Meridian Gold Inc., Executive VP of Operations at Cliffs Natural Resources Inc. and Executive Director, Mining and Exploration at De Beers. Mr. Dowling has previously served as Director of the De Beers Société Anonyme, Victoria Gold Corp, and Zinco de Brasil Inc. Mr. Dowling is currently the Chairman of Copper Mountain Mining Corp, the Chairman of Polyus Open Joint Stock Company (Polyus Gold) and a Director of Teck Resources Ltd. Mr. Dowling holds a B.S. in Mining Engineering, M.S. and PhD in Mineral Processing from The Pennsylvania State University.

	Board and Committee Membership			Attendance(1)
Independent	Board of Directors			4/4
	Compensation and Leadership Development Committee			4/4
	Environmental, Health, Safety & Sustainability Committee			1/1
Age: 65	Overall Attendance			100%

	Voting Results(1)			Other Public Company Boards
Mattapoisett, Massachusetts, USA	Year	For	Withheld	Polyus Open Joint Stock Company (Polyus Gold)
	2020	N/A	N/A	Teck Resources Ltd.
Copper Mountain Mining Corp.

Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)

	Nil	101,295	101,295	$1,537,437

	Minimum Value Required			Meets Share Ownership Guidelines
	$300,000			Yes

(1)	Mr. Dowling joined the SSR Board on September 16, 2020 in connection with the merger with Alacer Gold Corp.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Chair of the Corporate Governance and Nominating Committee	Simon A. Fish

Mr. Fish was appointed to the Board of Directors of SSR Mining in January 2018. He serves as Chair of the Corporate Governance and Nominating Committee and a member of the Compensation and Leadership Development Committee. Mr. Fish is Chair of the BMO Climate Institute. He is responsible for advising on the bank’s sustainability strategy, environmental, social and governance risk management, impact measurement and reporting, and on the financial risks and opportunities related to climate change and transition for both clients and the bank. As BMO’s former General Counsel, Mr. Fish led the legal and regulatory activities of the bank including corporate governance, mergers and acquisitions, financial regulation and complex litigation. Prior to joining BMO, Mr. Fish was General Counsel at Vale SA (formerly Inco Limited). Earlier, Mr. Fish held various positions at Royal Dutch Shell, most recently serving as General Counsel and Corporate Secretary at Shell Canada. Before joining Shell, Mr. Fish practiced corporate and securities law with Dechert LLP, an international law firm. Mr. Fish serves on the board of Alexa Translations, a leading translation service provider to the Canadian legal, securities, financial, and government sectors. He is a director of the Environmental Law & Policy Centre and Queen’s University’s Institute for Sustainable Finance. He is a former director of the Canadian Centre for Ethics & Corporate Policy. Mr. Fish holds business and law degrees from the University of Cape Town, the Washington College of Law and Harvard Business School.

Director Since: 2018	Board and Committee Membership			Attendance(1)
	Board of Directors			16/16
	Corporate Governance and Nominating Committee			1/1
Independent	Compensation and Leadership Development Committee			10/10
	Overall Attendance			100%

Age: 60	Voting Results			Other Public Company Boards
	Year	For	Withheld	None
	2020	99.29%	0.71%
Wellington, Ontario, Canada
Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)

	Nil	41,177	41,177	$624,977

	Minimum Value Required			Meets Share Ownership Guidelines
	$345,000			Yes

(1)	Mr. Fish joined the Corporate Governance and Nominating Committee on September 16, 2020.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Alan P. Krusi

Mr. Krusi was appointed to the Board of Directors of SSR Mining in September 2020. He is Chair of the Environmental, Health, Safety and Sustainability Committee and a member of the Corporate Governance and Nominating Committee. Mr. Krusi was a Director at Alacer Gold from September 2014 to September 2020. He has nearly four decades of management experience in the engineering and construction industries. Mr. Krusi began his career as a project geologist with Dames & Moore where he gained significant experience and international exposure as lead project engineer and geologist in Latin America and Asia. Throughout his career, Mr. Krusi managed a number of successively larger engineering and consulting businesses, culminating as CEO of Earth Tech, Inc, a global water and environmental services firm with operations in 13 countries. Most recently, Mr. Krusi was President, Strategic Development at AECOM, where he oversaw the firm's M&A activities and served on the executive committee. Currently, Mr. Krusi also serves on the Board of Directors of Comfort Systems USA and Granite Construction.
Chair of the Environmental, Health, Safety & Sustainability Committee
	Board and Committee Membership			Attendance(1)
	Board of Directors			4/4
	Environmental, Health, Safety & Sustainability Committee			1/1
	Corporate Governance and Nominating Committee			1/1
Director Since: 2020	Overall Attendance			100%

	Voting Results			Other Public Company Boards
Independent	Year	For	Withheld	Comfort Systems USA, Inc.
	2020	N/A	N/A	Granite Construction, Inc.

Age: 66	Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)

Roseburg, Oregon, USA	35,091	69,949	105,040	$1,594,277

	Minimum Value Required			Meets Share Ownership Guidelines
	$345,000			Yes

(1)	Mr. Krusi joined the SSR Board on September 16, 2020 in connection with the merger with Alacer Gold Corp.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Chair of the Audit Committee	Beverlee F. Park

Ms. Park was appointed to the Board of Directors of SSR Mining in May 2014 and is Chair of the Audit Committee and a member of the Environmental, Health, Safety and Sustainability Committee. Ms. Park is a corporate director and has over 35 years of experience in a range of industries. She has executive and board experience in publicly traded and privately-owned businesses in a range of industries including forest products, shipping, power generation and transmission, transportation and real estate. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Master of Business Administration from the Simon Fraser University Executive program. In addition to serving on the SSR Mining board, Ms. Park is currently a director of TransAlta Corporation a Canadian publicly traded power generation company with assets in Canada, the US and Australia. Ms. Park was the Chief Operating Officer of TimberWest Forest Corp until 2013 when she retired. Prior to becoming COO, Ms. Park also held the positions of Interim CEO, Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest’s land development division). Prior to TimberWest, Ms. Park worked for BC Hydro and KPMG.

	Board and Committee Membership			Attendance(1)
	Board of Directors			16/16
Director Since: 2014	Audit Committee			6/6
	Environmental, Health, Safety & Sustainability Committee			1/1
	Overall Attendance			100%
Independent
	Voting Results			Other Public Company Boards
	Year	For	Withheld	TransAlta Corporation
Age: 59	2020	99.08%	0.92%

Share Ownership Guidelines (as at April 1, 2021)
West Vancouver, BC, Canada	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
	5,790	80,669	86,459	$1,312,259

	Minimum Value Required			Meets Share Ownership Guidelines
	$375,000			Yes

(1)	Ms. Park joined the Environmental, Health, Safety & Sustainability Committee on September 16, 2020.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Director Since: 2020	Grace Kay Priestly

Ms. Priestly was appointed to the Board of Directors of SSR Mining in September 2020 and is a member of the Audit Committee and Corporate Governance and Nominating Committee. Ms. Priestly was a Director at Alacer Gold from August 2019 to September 2020. Ms. Priestly served as Chief Executive Officer of Turquoise Hill Resources Ltd. from 2012 until her retirement in 2015 and as Chief Financial Officer of Rio Tinto Copper from 2008 until 2012. She was Vice President, Finance and Chief Financial Officer of Rio Tinto’s Kennecott Utah Copper operations from 2006 to 2008. Ms. Priestly also served in executive management roles at American Nursing Services, Inc. and Entergy Corporation. Ms. Priestly began her career with Arthur Andersen where she progressed from Staff Accountant to Partner, holding various management and global leadership positions. While at Arthur Andersen, she provided tax, consulting and M&A services to global companies across many industries, including energy, mining, manufacturing and services. Currently, Ms. Priestly is a board member of TechnipFMC plc and Stericycle, Inc. She previously served on the Board of Directors of FMC Technologies, Inc., New Gold Inc., and Stone Energy Corporation.

	Board and Committee Membership			Attendance(1)
Independent	Board of Directors			4/4
	Audit Committee			2/2
	Corporate Governance and Nominating Committee			1/1
Age: 65	Overall Attendance			100%

	Voting Results			Other Public Company Boards
Park City, Utah, USA	Year	For	Withheld	TechnipFMC plc
	2020	N/A	N/A	Stericycle, Inc.

Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)

	Nil	12,348	12,348	$187,416

	Minimum Value Required			Meets Share Ownership Guidelines
	$300,000			No(3)

(1)	Ms. Priestly joined the SSR Board on September 16, 2020 in connection with the merger with Alacer Gold Corp.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.
(3)	Ms. Priestly has until September 16, 2025, five (5) years from the date of her election, to meet the Share Ownership Guidelines.

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Director Since: 2018	Elizabeth A. Wademan

Ms. Wademan was appointed to the Board of Directors of SSR Mining in January 2018 and is a member of the Audit Committee and Compensation and Leadership Development Committee. Ms. Wademan is a senior capital markets professional with over 23 years of financial services experience. Ms. Wademan spent 18 years in investment banking at BMO Capital Markets where she was one of the firm’s most senior capital markets professionals, responsible for leading capital markets advisory and complex transactions. She focused on the global metals and mining and technology sectors and was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. As a former Managing Director in Investment Banking, Ms. Wademan has extensive experience in capital markets and strategic advisory, as well as a deep expertise in commodities and securities markets. She currently serves on the boards of Torex Gold Resources Inc., BSR REIT, and St. Joseph’s Health Centre Foundation. Ms. Wademan obtained her Bachelor of Commerce in Finance and International Business from McGill University. She is a CFA charterholder and is a holder of the Institute of Corporate Directors, Director designation (ICD.D).
	Board and Committee Membership			Attendance(1)
Independent	Board of Directors			16/16
	Audit Committee			2/2
	Compensation and Leadership Development Committee			10/10
Age: 45	Overall Attendance			100%

	Voting Results			Other Public Company Boards
Toronto, Ontario, Canada	Year	For	Withheld	Torex Gold Resources Inc.
	2020	99.20%	0.80%	BSR REIT

Share Ownership Guidelines (as at April 1, 2021)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)

	1,350	33,718	35,068	$532,256

	Minimum Value Required			Meets Share Ownership Guidelines
	$300,000			Yes

(1)	Ms. Wademan joined the Audit Committee on September 16, 2020.
(2)	Value calculated using closing market price of the Common Shares on the TSX on April 1, 2021 (C$19.07) and converted to USD.

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Board Tenure and Term Limits

The following chart provides a summary of the tenure of the Board as of the Meeting date. Following the Meeting, should all director nominees be elected, the average Board tenure will be approximately 3.5 years.

(1)	Messrs. Antal, Bates, Dowling, Krusi and Ms. Priestly joined the SSR Board on September 16 in connection with the merger with Alacer Gold Corp.

The Company believes that imposing term limits on its directors would be unduly restrictive and not in the best interests of the Company and could become an arbitrary mechanism for removing directors which could result in valuable and experienced directors being forced to leave the Board solely because of length of service. Therefore, the Company has not adopted specific term limits for the directors on its Board, and instead relies upon the effective annual assessment process to ensure the ongoing efficacy of individual directors and the Board and its committees as a whole. The Company does not have a mandatory retirement age.

Director Independence

The Board of Directors Charter, which is posted on our website at www.ssrmining.com and is attached as “Appendix E” to this Circular, requires directors to exercise independent judgment, regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment. Directors are also required to disclose any conflict of interest in any issue brought before the Board and must refrain from participating in the Board’s discussion and voting on the matter. The Board assesses the independence of new directors prior to appointment and reviews the independence of all directors at least annually.

Performance of the Board

In view of the fact that the Company completed a merger with Alacer Gold Corp. resulting in a new Board of Directors, the Corporate Governance Committee recommended that formal self-assessment questionnaires not be undertaken in 2020. However, evaluation of the compensation of the Chairman of the Board and other non-executive directors and alignment of Board Committee assignments occurred in September 2020 following the merger with Alacer Gold Corp.

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Skills Composition of the Board

The skillsets represented at the Board level include managerial, technical, financial, corporate, legal and commercial. Particularly, members have a broad range of experience and expertise in the gold business. The Board maintains a skills matrix, which sets out the mix of skills and diversity of the Board. This skills matrix is reviewed regularly to both identify any gaps in the collective skills of the Board that should be addressed as well as to identify professional development opportunities at the Board level. A copy of the skills matrix is provided below.

Core Capabilities (Board Self-Assessment)	A. E. Michael Anglin	Rod Antal	Thomas R. Bates, Jr.	Brian R. Booth	Edward C. Dowling, Jr.	Simon A. Fish	Alan P. Krusi	Beverlee F. Park	Grace Kay Priestly	Elizabeth A. Wademan
Financial Literacy - Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP, and/or IFRS)	X	X	X	X	X	X	X	X	X	X
Corporate Finance - Experience in corporate lending/borrowing and public markets transactions	X	X	X	X	X	X		X	X	X
Human Resources - Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	X	X	X	X	X	X	X	X		X
Mergers & Acquisitions - Experience in evaluating and executing significant mergers, acquisitions and assets sales and/or investment banking	X	X	X	X	X	X	X	X	X	X
Strategic Leadership - Experience driving strategic direction and growth of an organization	X	X	X	X	X	X	X	X	X	X
Risk Management - Experience assessing and management of risk	X	X	X	X		X	X	X	X	X
Industry Knowledge - Exploration, development or operating knowledge or experience in the mining industry	X	X		X	X	X	X		X	X
International - Experience working in one or more international jurisdictions, including exposure to a range of political, cultural, and regulatory environments	X	X	X	X	X	X	X	X	X	X
Major Project Development / Construction - Experience in project development in planning, management, and construction	X	X	X	X	X	X	X
Change Management/Integration - Experience leading significant change management/ integration across a global business unit	X	X	X	X	X	X	X	X	X
Operations and General Management - Experience with mining operations, including production, exploration, reserves, capital projects, and related technology, in a leading mining or resource company; senior level general management/CEO experience in a major mining or industrial company	X	X	X	X	X			X
Safety, Health, Environment and Community Relations - Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators	X	X	X	X	X	X	X	X	X	X
Government Relations - Experience in, or strong understanding of, the workings of government and public and regulatory policy in the jurisdictions in which the Company operates	X	X		X	X	X				X
Public Company Board Experience - Experience as a Board member of a public company	X	X	X	X	X	X	X	X	X	X
Information Technology/ Cybersecurity - Knowledge of information technology systems and management, digital innovation, and information technology related change management (including artificial intelligence), business continuity (including risk mitigation) and disaster recovery plans	X	X					X

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Board Meetings

The Board meets at least four times annually in person or by telephone. The Board considers issues relating to compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. Directors are also required to attend meetings for Committees for which they have been appointed. Information relating to the number of Board meetings held during the reporting period of 2020 and each director's attendance is provided above in the “Nominees for Elections to the Board” section of the Circular.

Access to Management and Independent Professional Advice

Individual directors and Board Committees may, in appropriate circumstances and if authorized by the Corporate Governance Committee, engage independent professional advice at the expense of the Company. The Board and Board Committees also have access to senior management, although contact is usually in the context of Committee responsibilities.

Director Compensation

The Company establishes director compensation after considering the advice of independent consultants, with a view to establishing compensation that is competitive with similar North American based mining companies. Only non-executive directors are compensated for service on the Board.

All non-executive directors receive quarterly cash and equity retainers for their service on the Board. The annual equity retainer is paid in the form of Deferred Share Units (DSUs). In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. The following summarizes the current compensation arrangements for non-executive directors. Executive directors do not receive compensation for serving on the Board

Annual Cash Retainer:
Chairman of the Board:	$ 160,000
Board members (other than the Chair):	$ 100,000	Total Annual Director Retainers (Cash & Equity)
Chair of Audit Committee:	$ 25,000
Chair of Compensation & Leadership Committee:	$ 20,000
Chairs of Other Committees:	$ 15,000
		Cash	$ 1,120,000
Annual Equity Retainer:		Equity	$ 1,160,000
Chairman of the Board:	$ 170,000
Board members (other than the Chair):	$ 110,000

The Board has also established share ownership guidelines for our directors. We expect each director to accumulate at least three (3) times the value of their annual cash retainer in the Common Shares and/or DSUs, valued based on the greater of the closing market price of the Shares on the TSX, or the value at the time of the grant or purchase. These guidelines are to be satisfied by the date that is five (5) years from the date the applicable director is appointed or elected as a director of the Company.

Directors are entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors. The costs of director health assessments for high altitude are also covered by the Company.

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Compensation paid to Non-Executive Directors in 2020 is outlined in the below table.

Name	Fees Earned ($)		Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
A.E. Michael Anglin	11,027	(1)	267,924	Nil	Nil	Nil	Nil	278,951
Rod Antal(2)	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Thomas R. Bates, Jr.(3)	35,000		32,083	Nil	Nil	Nil	Nil	67,083
Paul Benson(2)(4)	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Brian R. Booth	64,887	(1)	113,201	Nil	Nil	Nil	Nil	178,088
Edward C. Dowling, Jr.(3)	29,167		32,083	Nil	Nil	Nil	Nil	61,250
Simon A. Fish	11,192	(1)	171,271	Nil	Nil	Nil	Nil	182,463
Gustavo A. Herrero(5)	Nil		Nil	Nil	Nil	Nil	3,357	92,578
Alan P. Krusi(3)	33,542		32,083	Nil	Nil	Nil	Nil	65,625
Beverlee F. Park	60,883	(6)	136,150	Nil	Nil	Nil	Nil	197,033
Richard D. Paterson(7)	Nil		55,342	Nil	Nil	Nil	Nil	55,342
Grace Kay Priestly(3)	29,167		32,083	Nil	Nil	Nil	Nil	61,250
Steven P. Reid(8)	Nil		89,221	Nil	Nil	Nil	Nil	89,221
Elizabeth A. Wademan	32,796		139,382	Nil	Nil	Nil	Nil	172,178

(1)	This includes $15,000 CAD for serving on a special committee in relation to the merger with Alacer Gold Corp.
(2)	Executive Directors do not receive compensation related to service on the Board. Information related to Messrs. Antal’s and Benson’s service as President and Chief Executive Officer can be found in the “Report on Executive Compensation.”
(3)	Mr. Bates, Mr. Dowling, Mr. Krusi, and Ms. Priestly joined the SSR Board on September 16, 2020 in connection with the merger with Alacer Gold Corp.
(4)	Mr. Benson was the President and Chief Executive Officer of the Company prior to the merger with Alacer Gold Corp. He ceased to be the President and Chief Executive Officer of the Company upon closing the transaction on September 16, 2020.
(5)	Mr. Herrero was a director of the Company prior to the merger with Alacer Gold Corp. He resigned upon closing the transaction on September 16, 2020.
(6)	This includes $20,000 CAD for serving as the Chair of a special committee in relation to the merger with Alacer Gold Corp.
(7)	Mr. Paterson was a director of the Company prior to the merger with Alacer Gold Corp. He resigned effective May 14, 2020.
(8)	Mr. Reid was a director of the Company prior to the merger with Alacer Gold Corp. He resigned upon closing the transaction on September 16, 2020.

DSU Plan

The Board adopted a DSU plan effective July 1, 2008, as amended from time to time, to more closely align the interests of our directors with the interests of the Shareholders. Under the DSU Plan, DSUs are paid in cash when a director retires from the Board, based on the market value of the Company’s Shares on the TSX on the date of retirement.

DSUs are not considered Shares of the Company and, as such, they do not confer the rights to their holders which Shareholders of the Company are normally entitled to; however, dividend equivalent payments will be awarded in respect of DSUs held by a participant on the same basis as dividends declared and paid on Common Shares as if the participant was a Shareholder of record of Common Shares on the relevant record date. Our directors have the option to receive all or a portion of their annual cash retainer in DSUs; however, they may not elect to receive any part of their annual equity retainer in cash.

Board and Committee Chair Position Descriptions

The Board has developed a written position description for the Chairman of the Board. The Board has also developed written Terms of Reference for each committee of the Board. These Terms of Reference include the responsibilities of the committee chair as well as the committee members. The Board has delineated to the chair of each Board committee responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities.

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Board Leadership and Committees

The Board exercises its duties directly and through its committees. The Board has four standing committees: the Audit Committee; the Corporate Governance and Nominating Committee; the Compensation and Leadership Development Committee; and the Environmental, Health, Safety and Sustainability Committee. The report of the Compensation and Leadership Development Committee is contained in the section “Report on Executive Compensation.” The reports of the Audit Committee, Corporate Governance and Nominating Committee and Environmental, Health, Safety and Sustainability Committee can be found in the sections “Report of the Audit Committee,” “Report of the Governance and Nominating Committee” and “Report of the Environmental, Health, Safety and Sustainability Committee,” respectively.

	Audit	Compensation	Corp Gov & Nominating	EHS&S
A.E. Michael Anglin			✓
Rod Antal	✓
Thomas R. Bates, Jr.	✓	CHAIR
Brian R. Booth				✓
Edward C. Dowling, Jr.		✓		✓
Simon A. Fish		✓	CHAIR
Alan P. Krusi			✓	CHAIR
Beverlee F. Park	CHAIR			✓
Grace Kay Priestly	✓		✓
Elizabeth A. Wademan	✓	✓

Role of the Board and Executive Management

The principal role of the Board of Directors is stewardship of the Company. The stewardship responsibility means that the Board oversees the conduct of the business and supervises management, which is responsible for the day-to-day conduct of the business. In its supervisory role, the Board, through the President & Chief Executive Officer, sets the attitude of the Company towards compliance with applicable law, financial practices, reporting, and environmental, safety and health policies.

The Chief Legal & Administrative Officer and Secretary of the Company is directly accountable to the Board through the Chairman of the Board and supports the effectiveness of the Board and its committees. The Chief Legal & Administrative Officer and Secretary of the Company attends all Board and committee meetings, provides advice on governance matters, monitors compliance with the Company’s policies and procedures at the Board level, coordinates the timely completion and distribution of Board and committee papers, maintains the minute books of the Company and oversees the education and development of the Board. The Chief Legal & Administrative Officer and Secretary of the Company communicates regularly with each member of the Board and when warranted, the Board or its committees meets in camera with the Chief Legal & Administrative Officer and Secretary without the rest of management present.

Bankruptcies; Corporate Cease Trade Orders

To the best of our knowledge, except as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•	Was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive day

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•	Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•	Became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015. Mr. Anglin was also the non-executive Chairman of Laguna Gold Limited, a private Australian company, when its board of directors decided to put the company into receivership on December 19, 2018.

To the best of our knowledge, except as disclosed below, none of the proposed directors have, within the last ten years:

•	Become bankrupt

•	Made a proposal under any legislation relating to bankruptcy or insolvency:

•	Become subject to or instituted any proceedings, arrangement or compromise with creditors; or

•	Had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Bates was a director of Hercules Offshore. Inc. (a U.S. entity listed on the NASDAQ stock market) when it filed for bankruptcy in August 2015. Mr. Krusi was a director of Blue Earth (a U.S. entity listed on the NASDAQ stock market) when it filed for bankruptcy in March 2016. Ms. Priestly was a director of Stone Energy (a U.S. entity listed on the NASDAQ stock market) when it filed for bankruptcy in December 2016.

To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body or have entered into a settlement agreement with any securities regulatory authority.

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Report on Executive Compensation

On behalf of the Board, the Compensation and Leadership Development Committee (the “Compensation & Leadership Committee”) is responsible for the review and oversight of the Company’s executive compensation program, to ensure that it aligns with the Company’s strategic objectives and Shareholder value creation. The Committee’s purpose is to review the remuneration and benefits of directors and executive management, to establish a plan of continuity for executives and other key employees, and to make recommendations to the Board as it deems appropriate. The Compensation and Leadership Development Committee Charter is reviewed annually and is also attached as “Appendix F” to this Circular.

All of the directors who currently comprise the Compensation & Leadership Committee are independent according to the independence criteria set forth in NI 58-101. The Compensation & Leadership Committee is composed of Thomas R. Bates, Jr. (Chair), Edward C. Dowling, Jr., Simon A. Fish, and Elizabeth A. Wademan, each of whom the Board determined has the knowledge and experience to effectively perform his/her responsibilities. Each of the members of the Compensation and Leadership Development Committee has experience leading, and/or consulting with, various mining and energy companies and has a thorough understanding of the competitive environment of recruiting and retaining executive officers in the mining and energy industries.

The Compensation & Leadership Committee held ten (10) meetings in 2020 and met without management present at each of these meetings.

This Report on Executive Compensation discusses the structure, policies, principles and elements of our executive compensation program as well as the process related to and individuals involved in our executive compensation decisions.

Message to Shareholders

On behalf of the Board, we are pleased to share with you our approach to executive compensation for 2020 and provide additional information on how SSR’s executives are paid and the basis for the decisions made with respect to executive pay in 2020. This year we are also including information on the design of the Company’s post-merger executive pay program.

2020 was a very consequential year for the Company. First, like most companies, our operations were affected by the impact of the COVID-19 pandemic. Senior management and employees had to adapt to some facilities being put on care & maintenance status, other facilities that experienced slowdowns due to pandemic-induced disruptions, and the need to implement new protocols in order to keep all site workers and other employees as safe and healthy as possible. Second, on top of the additional complexity introduced by COVID-19, in May 2020, the Company announced a merger with Alacer Gold Corp. (“Alacer”). This merger was completed in September 2020, and integration work has continued since that time.

COVID-19 Response & Impact on Operations in 2020

During the year ended December 31, 2020, the coronavirus ("COVID-19") pandemic negatively impacted global economic and financial markets. Many industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it while maintaining a safe working environment.

The Company continues to restrict all non-essential travel and manage the contact of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with employees working remotely.

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As discussed in "Results of Operations" in our 2020 Year-End MD&A, two operating facilities - Seabee and Puna - were placed into care and maintenance near the end of the first quarter of 2020 and subsequently restarted through the second and third quarters of 2020. Operations at our other two operating sites - Çöpler and Marigold - were affected but operations were not halted.

At Seabee, phased re-start plans were successfully implemented during the third quarter. In July, ore extraction and development rates ramped up and, in early August, milling operations re-commenced. Prior to restarting the mill, the Company built up an ore stockpile, which provided the mill with operating flexibility relative to mine extraction. Operations have returned to or exceeded pre-COVID-19 rates since August. Maintaining flight and camp operations within determined health and safety protocols continue to be an ongoing focus.

At Puna, operations returned to production late in the second quarter, with the recommencement of mining, hauling and milling operations. During the third quarter, COVID-19 infection rates in the Province of Jujuy escalated, resulting in further interruptions to operations. Puna suspended operations in September in order to manage camp occupancy, conduct testing for employees and contractors and reduce the risk of transmission. Mining and milling activities returned to pre-COVID-19 operating levels at the beginning of October. Strict protocols remain in place to manage the COVID-19 risk within the camp and operations.

During the temporary suspensions at Seabee and Puna, the sites continued to perform care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance expenses within operating income in the consolidated statements of income.

At Çöpler and Marigold, the sites continue to operate with limited impact from COVID-19 and have implemented numerous measures intended to protect employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment. COVID-19 is slowing government processes, including permitting. In Turkey, considerable effort is being expended to attain permits and land access for continued growth and operations.

Currently, Çöpler, Marigold, Seabee and Puna are all operating with some impacts caused by the COVID-19 pandemic. Each of the sites continue to work with national and local authorities in accordance with applicable regulations and remain vigilant with respect to on-site specific protocols to protect the health and safety of employees and stakeholders; however, all sites remain exposed to potential COVID-19 impacts.

See the "Risks and Uncertainties" in Section 13 and "Cautionary Notes" in Section 16 of the 2020 Year-End MD&A for further information on the impact that the COVID-19 pandemic has had on the Company's business and the actions the Company has taken in response.

Despite these headwinds, through focused management we were able to deliver strong operational results in 2020 and are set up to have a strong 2021.

Merger with Alacer

On September 16, 2020, the Company completed a transformational merger with Alacer Gold Corp. (the “Alacer Transaction”). This zero-premium merger created a leading gold producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the combined business enables the Company to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise.

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Following completion of the Alacer Transaction, the Compensation & Leadership Development Committee met a number of times, in connection with its independent compensation consultant Meridian Compensation Partners, LLC (“Meridian”), to ensure that the compensation programs, peer group, and overall compensation philosophy were appropriate for the combined company.

Adjustments to Compensation Programs

The Compensation & Leadership Committee determined to make certain adjustments to the operation of the 2020 compensation programs in response to these two events:

•	Given that the Alacer Transaction did not close until late Q3 2020, the SSR and Alacer short-term incentive (STI) and PSU plans were managed independently for 2020. The payouts under each plan are described separately under “Legacy SSR 2020 Compensation Results” and “Legacy Alacer 2020 Compensation Results” below.

•	The Compensation & Leadership Committee did not adjust the STI structures, performance measures, or goals and ranges for the impact of the COVID-19 pandemic. However, the assessment of 2020 performance under each STI plan considered the impact COVID-19 closures and delays had on production and costs. Where appropriate, a pro-rata approach to assessing overall performance was applied to account for COVID-19 impacts. However, in situations where the impact of COVID-19 was considered in calculating performance for STI payout purposes, results were capped at target. In addition, no adjustments were made to the HSE performance results.

•	Similarly, the Committee did not make any COVID-related adjustments to the design, performance periods or metrics for either legacy company’s long-term incentive (“LTI”) programs. Prior to completion of the Alacer Transaction, the boards of each legacy company determined to use the total-shareholder return metric as of and including the date of closing of the Alacer Transaction for calculating the total-shareholder return metric for the legacy companies’ PSUs vesting on January 1, 2021. The calculation of the production and cost metrics for the legacy Alacer PSUs included the full 2020 production and cost results.

•	In connection with the Alacer Transaction, the legacy Alacer executives continuing with the Company were entitled to substantial change of control benefits. Each of the continuing legacy Alacer executives waived their right to these change of control entitlements and entered into new employment agreements with the Company.

2020 Company Performance Highlights

2020 was a transformational year for the Company despite what turned out to be one of the most challenging times in recent history. COVID-19 had a significant impact on the business resulting in business interruptions, curtailment of travel, suspended operations, postponement of improvement initiatives and scaled back integration efforts. Despite these challenges, through focused management, we delivered strong operational results and completed a transformational merger setting the business up for long term success. A summary of the key highlights for the fourth quarter and full-year 2020 are included below0F[1]:

•	Closed zero-premium merger with Alacer: On September 16, 2020, completed the transaction with Alacer to create a leading intermediate precious metals producer with robust margins, strong free cash flow generation and long mine lives led by a highly experienced leadership team with a track record of value creation.

1 The Company reports the non-GAAP financial measures of all-in sustaining costs ("AISC") per ounce of gold, silver and gold equivalent sold, adjusted attributable net income, adjusted attributable net income per share, free cash flow and consolidated cash to manage and evaluate the Company's operating performance. See “Non-GAAP Financial Measures” in Section 13 of our most recent MD&A.

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•	Robust free cash flow: Reported fourth quarter attributable net income of $87.8 million, or $0.40 per share, and adjusted 2020 attributable net income of $107.6 million, or $0.49 per share. Generated cash flows from operating activities of $217.4 million and free cash flow of $157.0 million in the fourth quarter.

•	Record fourth quarter performance: Delivered fourth quarter production of 220,432 gold equivalent ounces at AISC of $986 per gold equivalent ounce, exiting the year with strong operational momentum.

•	Enhanced balance sheet and liquidity: Cash and cash equivalents and consolidated cash balances at year-end increased to $860.6 million and $897.0 million, respectively, further strengthening the Company's peer-leading balance sheet. Cash and cash equivalents increased by $127.1 million during the fourth quarter.

•	Inaugural dividend announced: In February 2021, the Board declared the first quarterly cash dividend of $0.05 per share.

•	Delivered positive Çöpler District Master Plan studies: Released an updated NI 43-101 technical report outlining two production scenarios which demonstrate the long-term value and the significant organic growth potential of this world-class operation.

•	Discovered C2 copper-gold porphyry target at Çöpler: Announced positive results from four diamond drill holes below the Çöpler pit, with all holes intersecting gold-rich copper porphyry mineralization. The C2 results are another example of the long-term potential of Çöpler.

•	Çöpler contributes low-cost production: Delivered gold production of 326,908 ounces at an AISC of $752 per ounce for the full-year 2020, generating robust margins.1F[2]

•	Record production at Marigold: Delivered annual gold production of 234,443 ounces at an AISC of $1,222 per ounce, marking an annual production record for the operation.

•	Steady-state production at Seabee: Produced 81,686 ounces of gold at AISC of $939 per ounce for the full-year 2020 as the mine returned to steady-state operations.

•	Strong performance at Puna: Produced 5.6 million ounces of silver at cash costs of $10.38 per ounce for the full-year 2020. AISC of $14.06 per ounce was impacted by sales well below production due to lags after the COVID-19 related shutdown.

•	Provided robust 2021 outlook: In 2021, the Company expects to produce, on a consolidated basis, 720,000 to 800,000 gold-equivalent ounces at consolidated AISC of $1,050 to $1,110 per gold equivalent ounce.

2021 Executive Compensation Design Highlights

As mentioned above, in connection with the Alacer Transaction, the Company’s compensation program was revised for 2021. These 2021 changes are described below in more detail under “2021 Executive Compensation - Elements of Executive Compensation”.

2Includes full year 2020 production from Çöpler.

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Post-merger, highlights of the new SSR’s executive compensation program include the following:

•	Senior executive compensation is benchmarked against a revised peer group that is size-appropriate for the new SSR;

•	STI design relies on a balanced scorecard design and rewards for annual performance in the key categories of safety, ESG, production, costs, and operational and strategic initiatives;

•	LTI design that relies on equity-based compensation, that is weighted towards PSUs (60% PSUs and 40% RSUs.

•	PSU performance measures calculated over a three-year period including metrics related to production, relative total shareholder return (“TSR”), which is capped at target if absolute TSR is negative, and return on investment; and

•	Market-aligned compensation-related governance policies, including increased share ownership requirements for the President and Chief Executive Officer.

Say on Pay

Pay for performance and alignment with Shareholders are the foundation of our executive compensation practices. The Board believes in continually enhancing our corporate governance practices and values the Shareholder perspective. Accordingly, we provide Shareholders the opportunity to vote on the Company’s approach to executive compensation through an annual “Say on Pay” advisory vote.

At the Company’s 2020 Annual and Special Meeting, 97.2% of shareholders who voted, voted in favor of the Company’s non-binding resolution on executive compensation. The Company has had strong shareholder support for its executive compensation program as evidenced by the table below:

Year	For	Against
2020	97.20%	2.80%
2019	98.48%	1.52%
2018	97.13%	2.87%
2017	97.82%	2.18%
2016	96.49%	3.51%

2021 Share Compensation Plan

At our upcoming Meeting, we encourage Shareholders to vote on the approval of our long-term incentive plan. Our 2021 Share Compensation Plan is a new rolling 4.5% plan that will address future executive and employee long-term incentive awards for the Company. The 2021 Share Compensation Plan provides for grants of PSUs and RSUs and is substantially similar to the 2020 Share Compensation Plan that is currently in place. The 2021 Share Compensation Plan does not provide for the granting of options. More information regarding the 2021 Share Compensation Plan can be found under “Business of the Meeting - Adoption of the 2021 Share Compensation Plan” on page 2 of this Circular.

Surviving Share Compensation Plans

As of April 1, 2021, there was an aggregate of: (i) 1,041,826 options issued and outstanding under the 2020 Share Compensation Plan or any prior plans, as applicable, representing approximately 0.47% of the Company’s issued and outstanding common shares; (ii) 477,989 RSUs issued under the 2020 Share Compensation Plan or any prior plans, as applicable, and 456,102 RSUs issued under the Alacer legacy RSU Plan, collectively representing approximately 0.42% of the Company’s issued and outstanding common shares; and (iii) 377,074 PSUs issued under the 2020 Share Compensation Plan, representing approximately 0.17% of the Company’s issued and outstanding common shares (collectively, the “Outstanding Securities Awarded”). Other than the Outstanding Securities Awarded, the Company will not issue any additional awards under the 2020 Share Compensation Plan or the Alacer legacy RSU Plan.

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Summaries of each of the 2020 Share Compensation Plan and the Alacer legacy RSU Plan are attached as “Appendix B” to this Circular.

Shareholder Outreach

The Compensation and Leadership Development Committee is committed to ensuring our executive compensation program is aligned with the performance of the Company and that we provide a forum for active dialogue with our Shareholders. The Company conducts a robust Shareholder outreach effort both before and after our annual Shareholder meeting. This effort includes outreach letters focused on explaining our compensation philosophy as well as a number of in-person meetings with various Shareholders. The Chair of the Compensation and Leadership Development Committee and the Chief Legal & Administrative Officer, who is responsible for human resources across the business, attend each of these meetings.

Conclusion

The Compensation & Leadership Committee is committed to working hard on behalf of the Board and overseeing all compensation matters in the best interest of SSR and its Shareholders. While the feedback from our Shareholders on our approach to executive compensation was very positive last year, we continue to monitor developments in executive compensation and evolve solid practices to ensure our programs and decisions are appropriate, as we continue to return from the pandemic and develop the new SSR’s business.

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Compensation Discussion & Analysis

Compensation Philosophy

The Company’s overarching goal in setting executive compensation is to provide competitive compensation with a view to attract, motivate and retain highly qualified executive officers capable of achieving both the Company’s strategic and short-term performance objectives while ultimately preserving and creating long-term Shareholder value. This is accomplished with the following:

•	Market competitive positioning relative to peers balanced by compensation arrangements that are internally equitable, reflecting that the Company’s executives’ function as an integrated team;

•	Focus on “at-risk” compensation: a significant portion of Named Executive Officer (“NEO”) compensation is delivered in variable incentive compensation that is tied to the Company’s financial and operational performance and personal performance objectives; and

•	Minimize excessive or inappropriate risk-taking behavior with a focus on long-term compensation: the intent of the Company is that the majority of incentive compensation for NEOs is delivered through long-term incentives with vesting periods of three (3) years.

What We Do
Ö	We pay for performance	Ö	We maintain a robust clawback policy
Ö	We regularly review compensation	Ö	We conduct an annual Say On Pay advisory vote
Ö	We promote retention with equity awards that vest over three years	Ö	We have an anti-hedging policy and an insider trading policy
Ö	We have a double-trigger severance and equity vesting upon a change of control (grants post 2017)	Ö	We have director and executive officer share ownership guidelines
Ö	We design our compensation plans to mitigate undue risk-taking	Ö	We have an independent Compensation & Leadership Committee, with all members being Independent Directors

What We Do Not Do
	We do not guarantee incentive compensation		We do not grant options to non-executive directors
	We do not reprice underwater options		We do not provide tax gross ups in connection with change of control severance payments

Named Executive Officers

The Named Executive Officers (“NEOs”) for 2020 reflect the five highest-paid executive officers, post-merger, plus SSR’s former CEO who stepped down when the merger was completed.

NEO	Office
Rod Antal	President & Chief Executive Officer
Gregory J. Martin	Executive Vice President - Chief Financial Officer(1)
Stewart J. Beckman	Executive Vice President - Chief Operating Officer
F. Edward Farid	Executive Vice President - Chief Corporate Development Officer
Michael J. Sparks	Executive Vice President - Chief Legal & Administrative Officer
Paul Benson	Former Chief Executive Officer(2)

(1)	Mr. Martin left the Company effective February 26, 2021.
(2)	Mr. Benson was the President and Chief Executive Officer of the Company prior to the merger with Alacer Gold Corp. He ceased to be the President and Chief Executive Officer of the Company upon closing the transaction on September 16, 2020.

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Performance Analysis

The following chart compares the total cumulative Shareholder return for C$100 invested in the Common Shares on January 1, 2016 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company. We have also included the cumulative total return of the S&P/TSX Global Golds Index:

The performance graph indicates a historical correlation between the Company’s share price performance and that of other publicly traded metals and mining Companies. Collectively, share price performance for metals and mining Companies is affected most significantly by associated metal commodity prices. In the case of the Company, this includes gold and to a much lesser extent, silver and copper. Broader economic conditions and market sentiment also affect market performance.

The Company’s share price increased over the five-year period ending December 31, 2020. Executive pay comparisons are difficult to make over the same time period, due to the merger and related compensation arrangements for the post-merger NEOs. In general, grant value of NEO compensation should increase consistent with the Company’s increasing size and aligned with the shareholder experience.

Comparator Group

The Compensation and Leadership Development Committee benchmarks the compensation of its NEOs regularly against a comparator group comprised of North American mining companies that are generally of similar size (revenue and market capitalization), operate with a similar geographic span and are at the same stage of development as the Company. The competitive market data is one input the Compensation and Leadership Development Committee considers in making pay decisions for NEOs, in addition to a number of incumbent-specific considerations.

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As part of our normal practice and in consultation with our independent compensation consultant, the Compensation & Leadership Committee regularly reviews compensation levels and compensation programs for the NEOs against compensation levels of the comparator companies noted below. The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Compensation & Leadership Committee. Upon completion of the merger with Alacer Gold Corp., in consultation with Meridian, the Company reviewed the peer group to ensure it aligned with the combined company. Following that review, our updated comparator group consists of the following companies:

Comparator Group
Agnico Eagle Mines Limited	Endeavour Mining Corporation	Newcrest Mining Limited
Alamos Gold Inc.	Hecla Mining Corporation	OceanaGold Corporation
B2Gold Corp.	IAMGOLD Corporation	Pan American Silver Corp.
Centerra Gold Inc.	Kinross Gold Corporation	Yamana Gold Inc.
Eldorado Gold Corporation	Kirkland Lake Gold Ltd

Compensation Decision-Making Process

The Compensation and Leadership Development Committee receives advice from its independent compensation consultant and reviews competitive compensation data on a regular basis to help inform pay decisions and program changes for the following fiscal year. Ultimately, the Compensation and Leadership Development Committee relies on its own independent judgment in determining compensation arrangements for NEOs. The Compensation and Leadership Development Committee typically reviews competitive benchmark data in December each year and approves compensation adjustments for the following year by taking into consideration competitive market data, corporate and individual performance, succession plans and other factors, as appropriate.

The Compensation and Leadership Development Committee reviews and recommends performance targets related to the annual and long-term incentive programs for approval by the Board each year. Generally, the annual grant of equity-based compensation to NEOs and other eligible employees is reviewed and approved by the Board in December, with an effective date of January 1PstP of the following year.

NEO compensation, other than that of the President and Chief Executive Officer, is recommended by the President and Chief Executive Officer and reviewed and approved by the Compensation and Leadership Development Committee. The compensation of the President and Chief Executive Officer is recommended by the Compensation and Leadership Development Committee and approved by the Board.

Compensation Consultants

During fiscal year 2020, the Compensation and Leadership Development Committee received independent advice on compensation matters from Meridian. Meridian has been the Company’s independent compensation advisor since 2013 and reports to the Chair of the Compensation and Leadership Development Committee. Meridian also provides input on the Company’s compensation philosophy and programs and competitive compensation benchmarking for executives and directors and assists with governance and disclosure matters.

Fiscal Year	Executive Compensation-Related Fees (C$)	All Other Fees (C$)	Total Fees (C$)
2020	177,200	Nil	177,200
2019	91,718	Nil	91,718

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Compensation Governance and Risk Management

The Board has overall responsibility for the oversight of the Company’s risk management plans, policies and practices. The Compensation and Leadership Development Committee is responsible for overseeing compensation policies and practices to ensure incentives do not encourage executives to take risks that would be reasonably likely to have a material adverse effect on the Company. The Compensation and Leadership Development Committee has adopted a number of practices that are aligned with best governance practices and serve to ensure that the compensation program does not encourage excessive risk-taking. The Company has adopted the following governance programs to assist in the management of its compensation program:

•	Say on Pay and Shareholder Engagement: The Company has voluntarily adopted an annual say on pay vote to strengthen shareholder engagement and conducts an extensive shareholder outreach program;

•	External Independent Advice: The Compensation and Leadership Development Committee engages an independent compensation consultant to provide an external perspective on market and best practices, governance and regulation, and compensation pay levels and practices;

•	Meaningful Share Ownership Guidelines: NEOs are required to maintain a financial interest in the Company’s Shares to provide alignment with Shareholders;

•	Anti-Hedging: NEOs are prohibited from selling, purchasing or trading of derivative securities of the Company, including put or call options or other derivative securities, which are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO;

•	Executive Incentive Compensation Recoupment Policy (“Clawback Policy”): Under this policy, the Company may require the reimbursement of all or a portion of any performance-based incentive compensation paid to an executive officer in the event of a financial statement restatement due to the executive officer’s gross negligence, intentional misconduct or fraud which caused or contributed to the Company’s non-compliance which resulted in the restatement. Under the Clawback Policy, the Company may recoup incentive compensation which is in excess of the compensation that would have been paid to the executive under the restatement;

•	Robust Insider Trading Policy: The policy restricts executives, the Board and certain other officers and employees from trading, directly or indirectly, in the Company’s securities or in derivatives related to the Company’s securities during times when “material information” concerning the Company exists that has not been disseminated;

•	Incentive Programs Designed to Reward Performance and Mitigate Risk: The Company’s incentive programs are designed to motivate high performance and deliver value to executives that is aligned with Shareholders and effectively recognizes and manages risk by providing;

•	Capped incentive opportunities and no guaranteed minimums: annual short-term incentive is capped at 2x target and long-term incentive awards are designed to cap performance multiplier at 2x target and include the possibility of zero payout;

•	Relative performance measurement: a significant portion of an NEO’s long-term incentive opportunity is based on the Company’s TSR performance relative to its industry peers;

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•	Three-year vesting periods for LTIP awards: long-term incentive awards vest over a three-year period; and

•	Stress-testing outcomes: the Compensation and Leadership Development Committee analyzes actual and potential performance scenarios to ensure that the value of the incentive awards granted to NEOs is appropriately linked to performance.

2021 Executive Compensation

Elements of Executive Compensation

The Company’s executive compensation plan is designed to emphasize Share ownership and at-risk compensation. For 2021, compensation for NEOs consists of

•	a competitive base salary,

•	an annual incentive opportunity, and

•	long-term incentives in the form of Performance Share Units (“PSUs”) and Restricted Stock Units (“RSUs”).

The design of the annual cash and long-term equity incentives provides an effective and appropriate mix of incentives to help ensure performance is focused on long-term value creation and does not encourage the taking of short-term risks at the expense of long-term results.

The charts below set forth the relative weighting of the target compensation package for our President and Chief Executive Officer and the average of our other NEOs.

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The following table summarizes the key elements of our executive compensation program. Additional details on each element of compensation are discussed on the following pages.

Total Direct Compensation	Purpose	Form and Performance Period
Base Salary
We typically set base salaries competitive with the compensation paid by comparable North American based mining companies, adjusted to reflect individual performance and internal equity.	Provide competitive base compensation to attract and retain qualified employees.	Annual cash
Short-Term Incentives
Based on achievement of short-term corporate targets and operational goals. Generally, these targets are linked to the following objectives: (i) safety and ESG; (ii) production and costs; and (iii) strategic and operational initiatives. Awards can range from 0% - 200% of target.	Provide incentive and reward achievement of corporate financial and strategic objectives, as well as individual goal achievement.	Annual cash
Long-Term Incentives

PSUs and RSUs are granted by the Board based on several factors, including market practice, the position of the executive and his or her relative contribution to the Company.

Each PSU vests at the end of a three-year performance period subject to achievement of pre-defined performance measures. Performance measures included production targets, relative TSR as compared to the compensation comparator group, and a return-on-investment metric. Actual PSU payouts can range from 0% - 200% of target.

Each RSU award vests one-third on each anniversary of the grant date over a three-year period.

To align the interests of our executive officers and Shareholders.

PSUs encourage executives to achieve long-term strategic objectives and outperform relative to peers.

RSUs primarily foster retention and encourage stability within the executive team.

3-year vesting period consisting of a mix of time-based and performance-based vesting criteria
Group Retirement Plan
Group retirement benefits are provided to salaried employees, including executives. Eligible employees may participate in the group retirement plan on the date of hire. The Company contributes 8% of the eligible employees base salary, subject to the legislated government maximums. The Company does not provide other pension benefits (e.g., defined benefit pension arrangements).	Minimal retirement savings plan to attract and retain qualified employees.	Participation in Group Retirement Plan
Perquisites and Other Benefits

NEOs are eligible for benefits provided to all salaried employees, including health care coverage and life/disability insurance protection.

Generally, it is not the practice of the Company to provide NEOs with perquisites including housing and/or car allowances and relocation benefits. However, on a case-by-case basis, the Company may provide such benefits if required to attract key executives.

	Provide competitive health and insurance benefits. To attract global executives and facilitate relocation / mobility or expatriate assignments.	Perquisites and other benefits

Base Salary

Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company. Individual base salary recommendations for each NEO are primarily based on the experience of the executive officer, past performance, anticipated future contribution, internal value of the executive officer’s position and comparisons to the base salaries offered by comparable North American based mining companies, as well as other relevant considerations.

In September 2020, following the merger with Alacer Gold Corp., the Compensation and Leadership Development Committee, in consultation with Meridian, reviewed NEO compensation and set salary rates for the executives of the combined company. These salaries were effective October 1, 2020.

NEO	2021
Rod Antal	$932,000
Gregory J. Martin	$490,000
Stewart J. Beckman	$520,000
F. Edward Farid	$490,000
Michael J. Sparks	$460,000

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Short-Term Incentive Compensation (STI)

Our STI plan provides for incentive awards based on the Company’s financial and operational results and individual performance. Each NEO is eligible for a target STI award, expressed as a percentage of base salary. Actual payouts under the STI plan could range from zero to two times an executive’s target incentive opportunity, based on the achievement of performance goals.

For 2021, the following table illustrates the minimum, target, and maximum payout opportunity for each NEO:

	% of Salary
NEO	Minimum	Target	Maximum
Rod Antal	0%	115%	230%
Gregory J. Martin	0%	75%	150%
Stewart J. Beckman	0%	75%	150%
F. Edward Farid	0%	75%	150%
Michael J. Sparks	0%	75%	150%

Each executive’s performance results are weighted between the achievement of company goals and the achievement of personal goals. The President and Chief Executive Officer’s performance results are weighted 100% on company performance. The performance results for the other NEOs are weighted 80% on company performance and 20% on personal performance.

Long-Term Incentive Compensation

The Company’s long-term incentive program is designed to align executive compensation with the Company’s long-term performance and consists of annual grants of PSUs (60% weight) and RSUs (40% weight). Each NEO is eligible for a target annual long-term incentive plan (“LTIP”) award, expressed as a percentage of base salary. The Compensation and Leadership Development Committee believes that placing a higher weighting on PSUs further aligns NEO compensation to pay-for-performance. NEOs generally received long-term incentive awards in December with an effective grant date of January 1 of the following fiscal year. We are confident that this combination of long-term incentives promotes retention among our executive team and motivates performance towards our strategic corporate objectives.

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The following table illustrates the current target LTIP opportunities for each NEO:

NEO	Target Award
	(% of salary)
	PSUs	RSUs	Total
Rod Antal	180%	120%	300%
Gregory J. Martin	105%	70%	175%
Stewart J. Beckman	105%	70%	175%
F. Edward Farid	90%	60%	150%
Michael J. Sparks	90%	60%	150%

PSUs represent notional units that track the market value of the Company’s Shares during the vesting period, providing strong alignment with Shareholder interests. PSU awards cliff vest after three years and are subject to three-year performance objectives. Starting in 2021, the PSU performance metrics have been expanded beyond TSR relative to the Company’s compensation peer group to also include gold production and a return on investment metric thereby strengthening the link between compensation and sustainable long-term performance.

RSUs represent notional units that track the market value of the Company’s Shares during the vesting period, providing strong alignment with Shareholder interests. The RSU awards are intended to provide a highly retentive element of compensation and are time-based, generally vesting 1/3 each year over a three-year period.

Starting in 2021, the Company’s compensation philosophy no longer includes the granting of stock options as a component of long-term compensation. The Company believes that the combination of RSU and PSU is less dilutive to Shareholders than stock options as fewer Shares are required to deliver an equivalent grant value compared to stock options.

Employment Agreements

The Company has employment agreements in place with each of our NEOs. The Company believes entering into employment agreements allows it to attract and retain highly skilled executives and that such agreements encourage the executives to make decisions that are in the best interest of the Company, including the pursuit of transactions (e.g., mergers) which are beneficial to the Company. Each employment agreement provides for participation in any bonus or incentive compensation plans made available to senior management and participation in any long-term incentive programs introduced for senior management, as well as providing for the payment and provision of benefits in the event of involuntary termination without cause, resignation for good reason or a change of control of the Company.

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The termination payments provided for under the employment agreements may be suspended or terminated if the NEO breaches any of the provisions of the employment agreement relating to confidentiality, non-competition, non-solicitation, non-disparagement or intellectual property. With respect to non-competition and non-solicitation, each NEO is bound by their commitment not to compete with the Company or solicit the employment of any individual employed by the Company at the time of termination for one year following termination. For a description of the estimated incremental payments and benefits payable by the Company to the NEOs upon termination or a change in control event, see the “Executive Compensation - Estimated Termination Payments and Benefits” section of this Circular.

Executive Share Ownership Guidelines

We strongly support share ownership by our executives. In November 2020, the Board adopted the following share ownership guidelines applicable to our NEOs, which each NEO is expected to reach such level of ownership within five years of their date of hire or appointment.

Executive	Ownership Guideline
President and Chief Executive Officer	5x Base Salary
Other NEOs	2x Base Salary

In addition to Common Shares beneficially owned, the full value of RSUs held by an executive officer are included when determining the value of Common Shares held by an executive. Executive officers are expected to use the after-tax cash proceeds from the exercise of options or the redemption of vested PSUs and RSUs to achieve their share ownership requirement.

The table below illustrates, for each NEO, the number and value of Shares held relative to required ownership guidelines as of April 1, 2021.

NEO	Common Shares Beneficially Owned	Number of RSUs Subject to Vesting	Number of PSUs Subject to Vesting(1)	Value of Total Holdings(2)	Shareholding Requirements	Shareholding Requirements Met
				($)	($)
Rodney P. Antal	536,687	292,382	174,407	15,230,568	4,660,000	Yes
Gregory J. Martin	34,638	17,838	30,854	1,264,760	980,000	Yes
Stewart J. Beckham	66,758	104,272	54,999	3,430,618	1,040,000	Yes
F. Edward Farid	43,772	80,913	47,910	2,619,615	980,000	Yes
Michael J. Sparks	65,549	69,058	41,110	2,667,000	920,000	Yes

(1)	Pursuant to our Share Ownership Guidelines, 50% of granted PSUs are included in the calculation to meet the guidelines.
(2)	Calculated using the closing price of the Shares listed on the TSX as of April 1, 2021 of CAD $19.07 and converted to USD.

2020 Executive Compensation Results

Legacy SSR 2020 Compensation Results

The Board approves STI performance goals each year based upon the recommendation of the Compensation and Leadership Development Committee. When setting goals, the Board strives to make them challenging but achievable. The Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with other Board committees on performance related to various STI objectives as appropriate.

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The Compensation and Leadership Development Committee did not change the approved STI goals or otherwise change the design of the 2020 STI plan for the impacts of the COVID-19 pandemic. However, for some indicators the Committee did exercise judgment in the final evaluation of performance against the original approved goals, to take the COVID impacts into account. In general, any payouts that increased as a result of such exercises were capped at 100% of target.

		Performance Range
2020 STI Goal	Metric Weight	Threshold	Target	Stretch	2020 Deemed Performance	2020 Payout (%)
Operating
Improving Safety(1)
Events Reduction	5%	1.65	1.57	1.48	1.83	0.00%
CRCP Implementation	5%	4	5	6	>6	10.00%
Severe Safety Risks	5%	Completion	Completion & Verification	Completion, Verification & Documented	Puna Threshold, Marigold Target, Seabee Stretch	5.90%
Safe Production(2)
Marigold Mine	6%	220,000 Au ozs	235,000 Au ozs	247,000 Au ozs	235,000	6.00%
Seabea Operations	6%	110,000 Au ozs	120,000 Au ozs	126,000 Au ozs	115,117	4.50%
Puna Operations	3%	7.6M AgEq ozs	8.1M AgEq ozs	8.6M AgEq ozs	9.6	3.00%
Direct Site Costs(3)
Marigold Mine	6%	US $780/oz	US $740/oz	US $690/oz	$735/oz	6.00%
Seabea Operations	6%	CAD $780/oz	CAD $695/oz	CAD $640/oz	C$650/oz	6.00%
Puna Operations	3%	US $12.80/oz	US $11.50/oz	US $10.00/oz	$9.02/oz	6.00%
Growth
Reserve Replacement(4)	5%	100	175	225	Replaced despite shorten drilling season due to COVID	3.75%
Corporate Development	25%	Successful progress on strategically important transactions				50.00%
Internal Growth	10%	Successful progress on internal growth catalyst				10.00%
ESG
Sustainability Reporting	15%	Report highest importance topics	Report highest & moderate importance topics	Report all topics	All met with certain deferred due to merger	18.75%
Total	100%					129.90%

(1)	Employees and contractors; TRIFR refers to full Company performance.
(2)	Impacts of COVID were considered in determining production results.
(3)	Impacts of COVID were considered in determining costs results.
(4)	Impacts of COVID were considered in determining reserve replacement results.

One NEO - Mr. Martin - received an STI payout under the 2020 legacy SSR STI plan. The following table illustrates Mr. Martin’s STI performance score and payout:

NEO	Corporate			Individual			2020 Score (% of Target)
	Weight		Score	Weight		Score
Gregory J. Martin	80%	X	129.90%	20%	X	140%	131.92%

Legacy SSR LTIP Results

Under the legacy SSR long-term plan, awards were made in the form of stock options and PSUs. Details of the 2020 stock option grants are found following the Summary Compensation Table.

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The number of PSUs granted to an NEO was based on a target award as a percentage of salary divided by the VWAP for the 30-day period immediately prior to the date of the award. PSUs vest on the date on which the performance period ends, which is generally at the end of three calendar years. The number of PSUs that vest is based on achievement of the TSR comparator group as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the relative performance achieved. Starting in 2018, earned PSUs are settled in Common Shares issued through treasury.

The performance percentage is determined as follows:

Performance Level (Relative TSR)	Payout (% of Grant Vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil

Prior to completion of the Alacer Transaction, the boards of each legacy company determined to use the total-shareholder return metric as of and including the date of closing of the Alacer Transaction for calculating the total-shareholder return metric for the legacy companies’ PSUs. For the legacy SSR PSUs vesting on December 31, 2020, the relative TSR results were greater than P90, resulting in a payout of 185.7%.

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2020 Legacy Alacer Gold Corp. Executive Compensation

Legacy Alacer STI Results

Similar to the legacy SSR STI results, the Compensation and Leadership Development Committee did not change the approved STI goals or otherwise change the design of the 2020 STI plan for the impacts of the COVID-19 pandemic. However, the Committee again exercised judgment in the final evaluation of performance against the original approved goals, to take the COVID impacts into account, and again generally retained a 100% cap on any payouts that were adjusted for a given indicator.

		Performance Range(1)
2020 STI Goal	Metric Weight	Threshold (50%)	Target (100%)	Stretch (200%)	2020 Deemed Performance	2020 Payout (%)
Safety
TRIFR(2)	12%	3.15	2.05	1.85	2.90	7.36%
Field Leadership Engagement	4%	4 per person	5 per person	6 per person	6.34	8.00%
Critical Risk Audits and Task Observations	4%	60%	80%	90%	92.30%	8.00%
Production and Costs
Ounces Produced(3)	20%	310,000	335,000	360,000	335,000	20.00%
AISC(4)	20%	$785/ounce	$760/ounce	$735/ounce	$760	20.00%
Strategic
		Threshold (0%)	Target (50%)	Stretch (100%)
Publish an updated NI 43-101 technical report that improves the overall 10 year production profile	20%	1.9 million ounces	2.2 million ounces	2.5 million ounces	2,903,000	20.00%
		Threshold (0%)	Target (150%)	Stretch (300%)
Various strategic initiatives	20%	Holistic Assessment	Holistic Assessment	Holistic Assessment		60.00%
Total	100%					143.36%

(1)	Payouts for performance between threshold - target and target - maximum are interpolated on a straight-line basis. Failure to achieve threshold performance results in zero payout for that metric.
(2)	Total Recordable Injury Frequency Rate ("TRIFR") is per 1 million-man hours.
(3)	Impacts of COVID were considered in determining production results with the overall result capped at target.
(4)	Impacts of COVID were considered in determining AISC results with the overall result capped at target.

The individual performance component for each NEO consisted of financial and operational measures specific to each NEO’s area of responsibility. These may include, but are not limited to, production, project management, cost reduction, health and safety, organizational development, and other strategic objectives. The CEO reviewed individual performance for the other NEOs and recommended to the Compensation and Leadership Development Committee an individual performance factor ranging from 0% - 200% of target.

The following table illustrates how the actual STI performance score for each legacy Alacer NEO.

NEO	Corporate			Individual			2020 Score (% of Target)
	Weight		Score	Weight		Score
Rod Antal	100%	X	143.36%	N/A	X	N/A	143.36%
Stewart J. Beckman	80%		143.36%	20%		140%	142.69%
F. Edward Farid	80%		143.36%	20%		140%	142.69%
Michael J. Sparks	80%		143.36%	20%		140%	142.69%

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Legacy Alacer LTIP Results

Historically, the long-term incentive compensation framework for executives at Alacer consisted of a combination of PSUs and RSUs. The table below outlines the results of the three-year production, all-in-sustaining-costs and total shareholder return performance metrics for the 2018 PSU Awards that vested on January 1, 2021 (the “2018 PSUs”). Prior to completion of the Alacer Transaction, the boards of each legacy company determined to use the total-shareholder return metric as of and including the date of closing of the Alacer Transaction for calculating the total-shareholder return metric for the legacy companies’ PSUs. The calculation of the production and cost metrics for the 2018 PSUs included the full-year 2020 production and cost results.

Goal	Target	Result	Weight	Score	Weighted Score
Production
2018	181,000	170,865	20.11%	44.006	8.850%
2019	379,000	391,213	42.11%	132.224	55.681%
2020	340,000	340,000	37.78%	100.000	37.778%
Total	900,000	902,078	100.00%		102.309%
	Production Score at Target				25.00
	Production Score Achieved				25.58
AISC
2018	$742	$647	20.11%	200.000	40.222%
2019	$691	$668	42.11%	133.285	56.128%
2020	$762	$762	37.78%	100.000	37.778%
Total			100.00%		134.128%
	AISC Score at Target				25.00
	AISC Score Achieved				33.53
TSR	<25 Percentile	50 Percentile	>75 Percentile	Percentile Achieved	Score Achieved
	0%	100%	200%	>75	200.00%
	TSR Score at Target				50.00
	TSR Weighted Score				100.00
PSU Score Achieved					159.109%

The performance metrics outlined above equated to an 159.109% payout on the 2018 PSUs. For the NEOs who were granted PSUs in 2018, the following chart sets out the actual payout results of the 2018 PSUs.

Name	2018 PSU Grants	Vest Date (5-Day VWAP)	Vest Date Value (C$)	FX	Vest Date Value ($)	Perf. Score	Payout Value ($)
Rod Antal	186,022	25.306	4,707,475	0.7854	3,697,251	159.109%	5,882,659
Stewart J. Beckman	55,304	25.306	1,399,532	0.7854	1,099,193	159.109%	1,748,915
F. Edward Farid	51,848	25.306	1,312,066	0.7854	1,030,497	159.109%	1,639,613
Michael J. Sparks	35,717	25.306	903,864	0.7854	709,894	159.109%	1,129,506

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Executive Compensation Tables

Summary Compensation Table

The following table sets forth, for the 2020, 2019, and 2018 fiscal years, all compensation earned by the NEOs for services rendered in all capacities to the Company and its subsidiaries.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension(3) ($)	All Other Compensation ($)	Total Compensation ($)
Rod Antal	2020	758,000	2,100,000	Nil	1,136,773	17,100	Nil		4,011,873
President & Chief	2019	672,719	5,866,850	Nil	1,187,268	16,800	Nil		7,743,637
Executive Officer	2018	672,719	2,018,391	Nil	732,349	11,000	Nil		3,434,459
Gregory J. Martin	2020	367,314	237,796	237,685	377,056	29,079	Nil		1,248,930
EVP & Chief	2019	320,069	233,422	233,265	314,948	25,606	Nil		1,127,310
Financial Officer	2018	310,754	222,172	210,627	269,892	24,860	Nil		1,038,305
Stewart J. Beckman	2020	441,250	726,250	Nil	472,208	17,100	Nil		1,656,808
EVP & Chief	2019	400,000	2,133,749	Nil	497,031	16,800	54,120		3,101,700
Operating Officer	2018	400,000	600,068	Nil	323,268	11,000	100,010		1,434,346
F. Edward Farid	2020	415,000	585,000	Nil	381,512	17,100	Nil		1,398,612
EVP & Chief Corporate	2019	375,000	1,644,952	Nil	366,023	16,800	Nil		2,402,775
Development Officer	2018	375,000	562,566	Nil	242,451	11,000	Nil		1,191,017
Michael J. Sparks	2020	362,500	495,000	Nil	334,960	17,100	96,523	(4)	1,306,083
EVP & Chief Legal &	2019	310,000	1,367,046	Nil	299,789	16,800	Nil		1,993,635
Administrative Officer	2018	310,000	387,543	Nil	200,426	11,000	Nil		908,969
Paul Benson(5)	2020	365,261	507,351	507,393	557,441	34,471	7,116,043	(6)	9,087,960
Prior President &	2019	512,473	512,724	512,473	773,834	40,998	Nil		2,352,502
Chief Executive Officer	2018	512,473	476,660	452,233	584,219	40,998	Nil		2,066,583

(1)	The amounts in this column represent the USD fair value of the RSUs and/or PSUs on the grant date and include the one-off RSU awards related to declaring commercial production on the sulfide plant.
(2)	Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO.
(3)	The amounts in this column represent the Company’s matching contribution portion of the NEOs voluntary contributions to the 401(k) plan, group RRSP, SERP and ESPP.
(4)	The amount includes the value of certain education reimbursement benefits provided to Mr. Sparks pursuant to the Company's executive development & tuition reimbursement program.
(5)	Mr. Benson was the President and Chief Executive Officer of the Company prior to the merger with Alacer Gold Corp. He ceased to be the President and Chief Executive Officer of the Company upon closing the transaction on September 16, 2020.
(6)	This amount reflects the change of control benefits received in connection with the merger with Alacer Gold Corp.

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Stock Option Awards

Stock option (“Option”) grants were made annually with an exercise price set at the market price of the underlying Common Shares, which is calculated as the greater of the: (a) closing price of our Common Shares on the TSX on the day preceding the applicable award date; and (b) VWAP on the TSX for the five trading days preceding the applicable award date. The vesting schedule for Options is generally as follows: one-third of Options granted vest on each of the first, second and third anniversaries of the date of grant. The term for exercising Options is seven years. The number and value of Options granted to each executive is reviewed by the Compensation & Leadership Committee and approved by the Board. An option pricing model is used to determine the number of Options granted to achieve the target grant date value.

The value of Options granted in the years ended December 31, 2020, 2019, and 2018 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2020	2019	2018
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	1.3	1.8	1.9
Expected life (years)	4.2	4.2	4.2
Expected volatility (%)	45.8	45.8	55.8

Defined Contribution Plan

The Company does not provide a defined benefit pension plan to its executives. As is common with most companies based in the United States, the Company provides an employer-sponsored retirement account to its US-based employees which includes a company-match for retirement contributions made by employees. The percentage match is the same for all US-based employees with annual regulatory caps to the amount of the matching contribution.

The following table sets forth the annual and aggregate amounts associated with the Company’s match to the employee contributions to their 401(k)-retirement account. The amounts contributed to the 401(k) account are immediately vested and contributed to a third-party provider. As such, there is no ongoing liability to the Company associated with the amounts in the table below.

Name	Accumulated at Start of the Year ($)	Compensatory ($)	Accumulated at Year-End ($)
Rod Antal	93,756	17,100	110,856
Gregory J. Martin(1)	114,343	29,079	143,422
Stewart J. Beckman	32,635	17,100	49,735
F. Edward Farid	38,600	17,100	55,700
Michael J. Sparks	75,527	17,100	92,627
Paul Benson(1)	110,679	34,471	145,150

(1)	Mr. Martin’s and Mr. Benson’s contributions were converted from CAD to USD using the average FX for the contribution year.

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Outstanding Share-Based and Option-Based Awards

The following table sets forth details of all share-based awards outstanding for NEOs as of December 31, 2020. There were no unexercised options held by NEOs as of December 31, 2020.

Name	Share-Based Awards				Option-Based Awards
	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)		Market or payout value of vested share-based awards not paid out or distributed ($)	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(3) ($)
Rod Antal	680,378	13,658,465	(1)	Nil	Nil	Nil	Nil	Nil
Gregory J. Martin	34,950	701,615	(2)	Nil	279,267	5.83 - 24.99	1/1/2022 - 1/1/2027	2,943,056
Stewart J. Beckman	221,796	4,452,519	(1)	Nil	Nil	Nil	Nil	Nil
F. Edward Farid	189,969	3,813,589	(1)	Nil	Nil	Nil	Nil	Nil
Michael J. Sparks	150,773	3,026,745	(1)	Nil	Nil	Nil	Nil	Nil
Paul Benson	Nil	Nil		Nil	334,350	11.07 - 24.99	9/16/2021	2,307,969

(1)	This amount is based on the number of RSUs and PSUs outstanding multiplied by the 5 day vwap of CAD $25.31 converted to USD.
(2)	This amount is based on the number of RSUs and PSUs outstanding multiplied by the 30 day vwap of CAD $24.47 converted to USD.
(3)	The value of the Options is based on a market value of CAD $25.56, the closing price per Common Share on the TSX as of December 31, 2020. These Options have not been, and may never be, exercised. Any actual gains will depend on the value of our Shares on the date the Options are exercised.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of share-based and non-equity incentive plan compensation vested or earned by each NEO in 2020. There were no options held by NEOs that vested during 2020.

Name	Share-Based Awards - Value Vested During the Year(1) ($)	Option-Based Awards - Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Rod Antal	10,618,623	Nil	1,136,773
Gregory J. Martin	933,486	464,719	377,056
Stewart J. Beckman	3,332,343	Nil	472,208
F. Edward Farid	1,902,726	Nil	381,512
Michael J. Sparks	1,938,815	Nil	334,960
Paul Benson	3,837,458	3,920,932	557,441

(1)    This amount is based on the USD market value of the Shares underlying the RSUs and PSUs at the dates of vesting.

(2)    Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their Options that vested in 2020 on the vesting date.

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DSU Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of the annual DSU grant and retainer fees paid in DSUs provided to each of our directors, other than Mr. Antal, vested or earned during the year ended December 31, 2020:

Name	Share-Based Awards - Value Vested During the Year(1)(2) ($)	Option-Based Awards - Value Vested During the Year(3) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
A.E. Michael Anglin	261,682	Nil	Nil
Rod Antal	Nil	Nil	Nil
Thomas R. Bates, Jr.	32,899	Nil	Nil
Brian R. Booth	110,576	Nil	Nil
Edward C. Dowling, Jr.	32,899	Nil	Nil
Simon A. Fish	167,592	Nil	Nil
Alan P. Krusi	32,899	Nil	Nil
Beverlee F. Park	133,084	Nil	Nil
Grace Kay Priestly	32,899	Nil	Nil
Elizabeth A. Wademan	136,097	Nil	Nil

(1)	DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Amounts contained in this table are calculated based on the closing price of our Common Shares on the TSX on December 31, 2020 (C$25.56).
(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.3403 for 2020.
(3)	No Options are held by directors. Directors are not eligible participants under the 2020 Share Compensation Plan.

Estimated Termination Payments and Benefits

The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a “change of control” of the Company.

A “change of control”, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% of the Common Shares. “Good reason” will arise within twelve months following a change of control where a NEO is induced to resign or terminate his or her employment for, amongst other reasons, an adverse change in his or her position, duties, or responsibilities, or reporting relationship that is inconsistent with his or her title or position, a reduction of his or her base salary, or aggregate level of benefits, or relocation of his or her principal office outside of Vancouver, British Columbia.

Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company’s obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his or her confidentiality obligations.

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The following table summarizes the material terms and conditions that apply in the event of the noted separation events:

Compensation Element	Separation Event
	Resignation/ Retirement	Termination with Cause	Termination without Cause	Change of Control

Salary	Payments Cease	Payments Cease	2x Base Salary	2x Base Salary
Prorated Bonus	Prorated bonus for employed portion of year	None	Prorated bonus for employed portion of year	Prorated bonus for employed portion of year
Annual Incentive Bonus	None	None	2x average bonus paid during the previous two years (or two times target bonus if length of service is less than two years)	2x average bonus paid during the previous two years (or two times target bonus if length of service is less than two years)
Options	Unvested options are forfeited	Unvested options are forfeited	All options shall be dealt with in accordance with the terms of the relevant share compensation plan	All options shall immediately vest
RSUs	Unvested RSUs are forfeited	Unvested RSUs are forfeited	All RSUs shall be dealt with in accordance with the terms of the relevant share compensation plan	All RSUs shall immediately vest and be redeemed
PSUs	Unvested PSUs are forfeited	Unvested PSUs are forfeited	All PSUs shall be dealt with in accordance with the terms of the relevant share compensation plan	All PSUs shall immediately vest and be redeemed with an assumed performance percentage of 100% or at the Board's discretion
Pension, Benefits, & Perquisites	Coverage ceases	Coverage ceases	Benefits continue until the earlier of: (i) 24 months after the date of termination; or (ii) the date the NEO becomes eligible for substantially similar benefits under a benefit plan, program or arrangement of subsequent employer	Benefits continue until the earlier of: (i) 24 months after the date of termination; or (ii) the date the NEO becomes eligible for substantially similar benefits under a benefit plan, program or arrangement of subsequent employer

Payments Made Upon Termination without Cause or Resignation with Good Reason

The following table provides the estimated incremental (i.e., not including Options already vested) payments and benefits that would be payable by the Company to each NEO had they been involuntarily terminated without cause or resigned for good reason as of December 31, 2020.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	Share-Based Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Rod Antal	1,864,000	2,324,041	Nil	6,626,194	1,162,021	11,976,256
Gregory J. Martin	980,000	692,004	349,034	354,265	346,002	2,721,305
Stewart J. Beckman	1,040,000	969,239	Nil	1,995,248	484,620	4,489,107
F. Edward Farid	980,000	747,535	Nil	1,846,772	373,768	3,948,075
Michael J. Sparks	920,000	634,749	Nil	1,387,503	317,375	3,259,627

(1)	The legacy Alacer RSU and PSU plans do not provide for automatic vesting upon a termination without cause or resignation for good reason. However, the plans provide for Board discretion in determining whether to vest the RSUs and PSUs and it is the intention of the Board to apply a pro rata vesting approach consistent with the other equity plans of the company.
(2)	Pursuant the NEO's employment contract with the Company, this amount includes a prorated bonus for portion of the year that the NEO was employed. This amount does not include any value equated to the continuation of benefits.

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Payments Made Upon Termination Following a Change of Control

The estimated incremental payments and benefits payable by the Company in the event that any one of the Named Executive Officers had been terminated by the Company without cause (including a resignation for good reason, but not for reasons of death, disability or voluntary resignation) within six months following a change of control on December 31, 2020, would include:

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	Share-Based Awards ($)	All Other Compensation(1) ($)	Total ($)
Rod Antal	1,864,000	2,324,041	Nil	13,658,465	1,162,021	19,008,527
Gregory J. Martin	980,000	692,004	2,943,056	701,615	346,002	5,662,677
Stewart J. Beckman	1,040,000	969,239	Nil	4,452,519	484,620	6,946,378
F. Edward Farid	980,000	747,535	Nil	3,813,589	373,768	5,914,892
Michael J. Sparks	920,000	634,749	Nil	3,026,745	317,375	4,898,869

(1)	Pursuant the NEO's employment contract with the Company, this amount includes a prorated bonus for portion of the year that the NEO was employed. This amount does not include any value equated to the continuation of benefits.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows details of equity compensation plans as of April 1, 2021:

	Number of securities to be issued upon exercise of outstanding securities under equity compensation plans		Weighted-average exercise price of outstanding securities under equity compensation plans ($)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(3)
Equity compensation plans approved by Shareholders	2,352,991	(1)	19.81	(2)	11,951,096
Equity compensation plans not approved by Shareholders	Nil		Nil		Nil
Total	2,352,991		19.81		11,951,096

(1)	As of April 1, 2021, there were 1,041,826 options, 934,091 RSUs and 377,074 PSUs outstanding under the equity plans, which represents 1.07% of the issued and outstanding shares of the Company.
(2)	The average exercise price for options.
(3)	PSUs are included assuming a target performance assumption (100% of PSUs granted).

The legacy Alacer PSU plan and the SSR DSU plan provide for notional units that track the Market Value of the Company’s Common Shares during the vesting period. These units are settled in cash upon vesting.

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Burn Rate

Below is the burn rate for the last three years of all of the company’s equity compensation plans that issue shares upon redemption or exercise of awards:

Burn Rate(1)
Year	2018	2019	2020	3-Year Average
Options	0.56%	0.42%	0.29%	0.42%
PSUs	0.29%	0.24%	0.29%	0.27%
RSUs	0.27%	0.16%	0.10%	0.18%

(1)	Total number of securities granted in a year/weighted average number of securities outstanding in year.

Burn rate is calculated by dividing the number of awards granted in each by the weighted average of the issued and outstanding shares in each year. The three-year average burn rate is the simple average of each year’s burn rate.

Indebtedness of Officers and Directors

As of the date of this Circular, no individual who is, or at any time during the most recently completed financial year was, a director or an officer of the Company, and no associate of any such officer or director, or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

Interest of Informed Persons in Material Transactions

To the knowledge of the Company, other than as disclosed elsewhere in this Circular, no officer or director of the Company, any subsidiary, or any insider, any nominee director, or any Shareholder owning more that 10% of the voting Shares of the Company (or any associate or affiliate of any of the foregoing), has had any interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

Management Contracts

All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the Company and its subsidiaries.

Additional Information

Additional information relating to SSR is available on SSR’s website at www.ssrmining.com, on SEDAR under SSR’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of SSR is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2020, which can be found under SSR’s profile on SEDAR at www.sedar.com and will be sent without charge to any security holder upon request by contacting the Corporate Secretary of SSR Mining Inc. at 7001 E. Belleview Ave, Suite 800, Denver, CO 80237, USA, or by telephone at (303) 292-1299.

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Directors’ Approval

The contents and the distribution of this Circular have been unanimously approved by the Board.

(signed) “Michael J. Sparks”

Michael J. Sparks

Chief Legal & Administrative Officer and Secretary, April 21, 2021.

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Report of the Audit Committee

72TSSR strongly values the importance of accurate and transparent financial disclosure and effective internal controls on financial reporting. To that end, the Company is continually working to maintain sound accounting practices, internal controls and risk management practices. The Company’s Audit Committee actively assists the Board in fulfilling its oversight responsibilities to ensure: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the qualification and independence of the Company’s independent auditor; and (iv) the effective performance of the Company’s independent auditor. Under the Audit Committee Charter adopted by the Board, the Audit Committee is responsible for the oversight of the Company’s financial reporting and audit processes and related internal controls on behalf of the Board.

Audit Committee

The Audit Committee of SSR is composed of four independent directors: Beverlee F. Park (Chair), Thomas R. Bates, Jr., Grace Kay Priestly, and Elizabeth A. Wademan. The Board has determined that all members of the Audit Committee are independent according to the Board’s independence standards as set forth in the Board of Directors Terms of Reference and National Instrument 52-110 - Audit Committees (“NI 52-110”). The Board has also determined that all members of the Audit Committee are “financially literate” within the meaning of and required by NI 52-110.

Pursuant to the Audit Committee Terms of Reference, the Audit Committee is responsible for, among other things: overseeing the accounting and financial reporting practices; the adequacy of internal accounting systems; controls and procedures; and liaising and reviewing accounting matters with the Company’s external auditor. In addition to its audit function, the Audit Committee reviews the risk identification and management process developed by management to confirm it is consistent with the Company’s strategy and business plan.

During 2020, the Audit Committee met six times. At these meetings, the Audit Committee met with senior members of the Company’s financial management team. Additionally, the Audit Committee had multiple private sessions with various members of the executive team, including the Company’s President and Chief Executive Officer, Chief Financial Officer, Chief Legal & Administrative Officer and their designees. At these meetings, members of the Audit Committee held candid discussions regarding the Company’s financial disclosures, financial and risk management and other legal, accounting, auditing and internal control matters.

In the meetings with management, internal audit and the independent auditor, the Audit Committee reviewed and approved the unaudited interim financial statements, the related MD&A, and interim earnings releases for the applicable quarters. The Audit Committee also reviewed and discussed the MD&A and the audited financial statements of the Company as of, and for, the fiscal year ended December 31, 2020, with management and the independent auditor, including the quality and acceptability of the Company’s financial reporting practices and the completeness and clarity of the related financial disclosures. Management is responsible for the preparation of the Company’s financial statements and the independent auditor is responsible for auditing those financial statements.

The Audit Committee also reviewed the processes involved in evaluating the Company’s internal control environment and the Audit Committee also oversaw and monitored the 2020 financial compliance process.

Audit Committee Regulatory Requirements

At least annually, the Audit Committee reviews the Company’s various disclosure and internal control policies, plans and procedures, and the Terms of Reference of the Audit Committee. This review gives the Audit Committee an opportunity to analyze its responsibilities under these documents and to ensure that the documents comply with current regulatory requirements. The Company is subject to NI 52-110, which prescribes rules regarding the responsibilities, composition and authority of the issuer’s Audit Committee. The Audit Committee Charter is reviewed annually and is also attached as “Appendix G” to this Circular.

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Independent External Auditor

The Company’s independent auditor reports directly to the Audit Committee which has the designated authority to appoint, oversee, evaluate and discharge the independent auditor and to approve fees paid for their services. At Audit Committee meetings, the Audit Committee candidly discusses the Company’s financial reporting with the independent auditor, often without management present. The Audit Committee reviews, with the independent auditor, the results of the independent auditor’s annual audit and quarterly reviews of the Company’s financial statements and Management Discussion and Analysis. In addition, the Audit Committee reviews with the independent auditor the Company’s internal control over financial reporting and the overall quality of the Company’s financial reporting. The Audit Committee believes that these candid discussions with those involved in the Company’s financial reporting assist the Committee in overseeing the functioning of the Company’s financial reporting.

The Audit Committee annually reviews the independent auditor’s performance and independence in connection with the Audit Committee’s determination of whether to retain independent auditor or engage another firm as the independent auditor. As part of the review, the Committee considers the independent auditor’s performance, tenure and familiarity with the Company’s global operations and business, and their capabilities and expertise in handling the breadth and complexity of these operations. In overseeing the audit process, the Audit Committee received the independent auditor’s written disclosures and discussed with them their independence. The Audit Committee also reviewed the organizational structure, procedure and practices that support the objectivity of the internal audit function. The Committee reviewed with both the independent and the internal auditor their audit plans and scope, as well as the identification of audit risks. The Audit Committee also discussed, with and without management present, the results of the independent auditor examination required by applicable standards and the results of the internal audit examinations.

Approval Policy for External Auditor Services

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditor. The Audit Committee has adopted procedures for the approval of engagements for services of its external auditor. In addition, the Audit Committee’s policy requires pre-approval of all non-audit services provided by the external auditor.

Auditor’s Fees

Financial Year Ending	Audit Fees(1) (C$)	Audit Related Fees(2) (C$)	Tax Fees(3) (C$)	All Other Fees(4) (C$)
2020	1,465,000	56,175	42,515	—
2019	975,153	47,563	—	2,520

(1)	The aggregate audit fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including review of certain tax forms and application of certain tax rules.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

72TAll fees paid to the independent auditor for 2020 were approved in accordance with the Company’s pre-approval policy.

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Risk Management/Conflicts of Interest

SSR faces many risks including: financial; regulatory; operational; compliance; accounting; and reputational risks. Management is responsible for the day-to-day management of risk. The Audit Committee monitors the Company’s risk management process quarterly, focusing primarily on financial and regulatory compliance risk. The Audit Committee receives regular reports of the Company’s ethics and compliance activities, including a review of management’s compliance risk assessment and the efforts undertaken to mitigate ethics and compliance risks during the year. In addition to ensuring that there are mechanisms for the anonymous submission of ethics and compliance reports generally, the Audit Committee has established specific procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Audit Committee also partners with the EHS&S Committee in analyzing and reviewing the Company’s cybersecurity framework to ensure appropriate measures are in place to mitigate cyber risk.

The Company’s Code of Conduct requires that all employees and directors avoid any activity that may interfere or conflict, or have the appearance of interfering or conflicting, with their business responsibility. The Audit Committee has the responsibility of reviewing any related-party transactions and in accordance with our Whistleblower Policy responds to any conflict-of-interest situations that may arise.

Conclusion

The Audit Committee is confident in the Company’s financial reporting processes and procedures and continues to work diligently to ensure the Company accurately discloses financial information and maintains effective internal controls on financial reporting. Based on the review and discussions with management and the independent auditor discussed above, the Audit Committee recommended to the Board that the audited consolidated financial statements and MD&A be included in the Company’s annual filings with the Company’s regulatory authorities. The Audit Committee also recommends the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditor to serve until the 2022 annual meeting of Shareholders. PricewaterhouseCoopers LLP has been the Company’s auditor since 1989.

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General Voting Information

Proxy Solicitation

The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held on May 21, 2021 at 10:00 a.m. MDT (Denver) via live webcast at https://web.lumiagm.com/448851904 for the purposes set out in the accompanying Notice of Meeting.

Management will solicit proxies of all Registered and Beneficial (Non-Registered) Shareholders primarily by mail, supplemented by telephone, e-mail, facsimile, in writing or in person by our directors, officers, employees and agents. Laurel Hill Advisory Group (the “Proxy Solicitation Agent” or “Laurel Hill”) has been retained by the Company to provide proxy solicitation services at a fee of approximately C$40,000 plus out-of-pocket expenses. The cost of solicitation will be borne by the Company.

If you have any questions about the information contained in this Circular or require assistance in voting your Shares, please contact the Proxy Solicitation Agent by calling Toll Free at toll-free at 1-877-452-7184 (for Shareholders in Canada or the United States) or 1-416-304-0211 (for Shareholders outside North America) or by e-mail at 48Tassistance@laurelhill.com48T. CDI holders in Australia, can contact Laurel Hill for assistance by calling toll-free at 1-800-861-409 or by e-mail at 48Tassistance@laurelhill.com48T.

Other than the Proxy Solicitation Agent, no person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular. If given or made, any such information or representation must not be relied upon as having been authorized.

Notice-and-Access

The Company is sending out proxy-related materials to Registered Shareholders and Non-Registered Holders using the notice-and-access mechanism that came into effect on February 11, 2013 under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Company anticipates that notice-and-access will directly benefit the Company through a reduction in both postage and material costs and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Shareholders will be provided with electronic access to our Notice of Meeting, the Circular, the form of proxy (if you are a Registered Shareholder) or a VIF (if you are a Non-Registered Holder) (together with the Notice of Meeting and the Circular, collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2020 (the “Financial Information”) on the Company’s page on SEDAR at www.sedar.com 48Tand also on the Company’s website at http://ir.ssrmining.com/investors/agm48T.

On or about April 21, 2021, we will mail to Shareholders of record as of the close of business on April 9, 2021 a notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.

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Attending the Meeting

Shareholders and duly appointed proxyholders can attend the meeting online by going to https://web.lumiagm.com/448851904. In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.

•	Registered Shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “ssr2021” (case sensitive).

•	Duly appointed proxyholders: Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “ssr2021” (case sensitive).

Voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Quorum

A Quorum for any meeting of Shareholders shall be at least two persons present in person being Shareholders collectively holding 33½% of the Shares entitled to vote thereat or their duly appointed proxy or representative for an absent Shareholder so entitled.

We require a simple majority (50% plus 1) of the votes cast at the Meeting by Shareholders to approve all items of business at the Meeting.

Proxy Voting

The persons named in the proxy form must vote or withhold from voting your Shares in accordance with your instructions on the proxy form. Signing the proxy form gives authority to Mr. Rod Antal, President and Chief Executive Officer, and Mr. Michael J. Sparks, Chief Legal and Administrative Officer, to vote your Shares at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Shares will be voted as follows:

•	FOR election to the Board, each of the nominees listed on the proxy form;

•	FOR the resolution relating to the advisory vote on executive compensation;

•	FOR an ordinary resolution, approving, ratifying, and confirming the Company’s 2021 Share Compensation Plan, a copy of which is set forth in “Appendix A” to this Circular, and authorizing the Company’s Board of Directors to grant share units which may be redeemed as common shares of the Company up to a maximum of 4.5% of the issued and outstanding common shares of the Company, as determined at the time of grant; and

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•	FOR the appointment of PricewaterhouseCoopers LLP, as auditor until the close of the next annual meeting.

A proxy must be in writing and must be executed by you or by your attorney authorized in writing, or, if the Shareholder is a Company or other legal entity, by an officer or attorney duly authorized. A proxy may also be completed over the telephone or over the Internet. Please see “48TVoting Instructions48T” below for further information.

Amendments and Other Matters

The persons named in the proxy form have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and to other matters that properly come before the Meeting.

As of the date of this Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Transfer Agent

You may contact the Company’s transfer agent as follows:

Canada		Australia
Computershare Investor Services Inc. (Shares listed on the TSX and NASDAQ)		Computershare Investor Services Pty Limited (Shares listed on the ASX)
By Telephone:	1-800-564-6253 (toll free Canada and USA)	By Telephone:	1-300-850-505 (within Australia) +61 3 9415-4000 (outside Australia)
By Mail:	100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1	By Mail:	GPO Box 242 Melbourne Victoria 3001 Australia
Online:	www.computershare.com/service	Online:	www.investorvote.com.au
By Fax:	1-888-453-0330	By Fax:	1-800-783-447

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Voting Instructions

You are a Registered Shareholder if your Shares are held in your name. The Company has made a list of all persons who were registered holders of Shares as of the close of business on April 9, 2021, and the number of Shares registered in the name of each person on that date.

Each Shareholder on the Record Date will be entitled to one vote for each Share held by such Shareholder on all matters proposed to come before the Meeting, except to the extent that such Shareholder has transferred any such Shares after the Record Date and the transferee of such Shares establishes ownership thereof and makes a written demand, not later than ten (10) days before the Meeting, to be included on the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares at the Meeting.

Registered Shareholder Voting

Voting during the Virtual Meeting

If you wish to vote while the virtual Meeting is in session, do not complete or return the proxy form. To attend and vote at the Meeting:

•	log in at https://web.lumiagm.com/448851904 at least 15 minutes before the meeting starts
•	click on “Join” beneath the meeting ID: 448-851-904
•	read and accept the terms and conditions in order to proceed to the meeting
•	enter your username, which is the 15-digit control number located on your proxy form, and enter the password: ssr2021 (case sensitive)

If, as a registered Shareholder, you are using your control number to log-in to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

If you are using the Username provided by Computershare to login to the online meeting (i.e. Computershare sent you an email with a Username), you must accept the terms and conditions to represent the shares appointed to you.

Should you just wish to enter as a Guest, accept the terms and conditions and enter as a Guest.

Voting by Proxy

If you are a Registered Shareholder, the applicable proxy form(s) are included in your Notice Package. Registered Shareholders have five options to vote by proxy:

By Telephone (only within Canada or the United States):

Call 1-866-732-VOTE (8683) from a touch-tone phone and follow the instructions. You will need the 15-digit control number located on the proxy form included in the Meeting Materials. You do not need to return your proxy form.

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By Internet:

Go to www.investorvote.com. You will need the 15-digit control number located on the proxy form included in the Meeting Materials. You do not need to return your proxy form.

By Fax:

Complete your voting instructions, sign and date the proxy and fax it to Computershare at 1-866-249-7775 (for registered shareholders in Canada and the U.S.) or 1-416-263-9524 (for registered shareholders outside Canada and the U.S.)

By Mail:

Complete, date and sign the proxy form included in the Meeting Materials and return it in the envelope provided or otherwise by mail to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario, M5J 2Y1

The persons already named in the proxy included in your Notice Package are either directors or officers of the Company. Please see “48TGeneral Voting Information - Proxy Voting48T” above.

Non-Registered Shareholder Voting

Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Shares of the Company that are beneficially owned by a person (a “Non-Registered Holder”) are registered either:

•	in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered RRSPs, RRIFs, RESPs, TFSAs or similar plans (each an “Intermediary”) that represents the Non-Registered Holder in respect of its common shares; or

•	in the name of a depository (a “Depository”, such as CDS Clearing and Depository Services Inc. or CHESS Depositary Nominees Pty Ltd. (“CDN”)) of which the Intermediary is a participant.

If you are a Non-Registered Holder (other than a holder of CHESS depositary interests in Australia), and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the VIF provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein. Non-registered holders who have not duly appointed themselves as proxy will not be able to participate at the meeting.

As an alternative to submitting your voting instructions to your intermediary by completing and returning your VIF, a Non-Registered Holders may vote using one of the following methods:

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Voting during the Virtual Meeting

Non-Registered Holders must appoint themselves as proxyholder by registering with Computershare at www.computershare.com/ssrmining to receive login credentials to attend and vote at the virtual meeting:

•	log in at https://web.lumiagm.com/448851904 at least 15 minutes before the meeting starts
•	click on “Join” beneath the meeting ID: 448-851-904
•	read and accept the terms and conditions in order to proceed to the meeting
•	enter your username provided by Computershare via email, provided your appointment has been registered, and enter the password: ssr2021 (case sensitive)

By Internet:

Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions.

By Telephone:

Call the toll-free number listed on your VIF from a touch tone phone and follow the automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

The Company may utilize the Broadridge QuickVote™ service to assist Non-Registered Holders (other than a holder of CHESS depositary interests in Australia) with voting their Shares. Certain Non-Registered Holders who have not objected to the Company knowing who they are (non-objecting beneficial owners), may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

Canada - Voting Instructions

Generally, Non-Registered Holders will receive a package from their Intermediary containing either:

•	VIF that must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions on the VIF;

or, less typically

•	form of proxy that has already been stamped or signed by the Intermediary and is restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which otherwise has not been completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare by fax or mail as described above. Note that voting by Internet or telephone may not be available for such Non-Registered Holders.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of Shares of the Company that they beneficially own.

If you have any questions about the information contained in this Circular or require assistance in voting your Shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by calling toll-free at 1-877-452-7184 (for Shareholders in Canada or the United States) or 1-416-304-0211 (for Shareholders outside North America) or by e-mail at 48Tassistance@laurelhill.com48T.

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Australia - Voting Instructions

Non-Registered Holders in Australia hold CHESS Depositary Interests (“CDIs”) of the Company, or units of beneficial ownership of the underlying Shares, which are registered in the name of CDN. As the holders of CDIs are not the legal owners of the underlying Shares, CDN is entitled to vote at the Meeting at the instruction of the holders of the CDIs.

As a result, holders of CDIs can expect to receive a VIF, together with the Meeting Materials from Link in Australia. These VIFs are to be completed and returned to Link in Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of CDIs.

If you hold your interest in CDIs through an Intermediary, you will need to follow the instructions of your Intermediary to request a form of legal proxy.

To obtain a copy of CDN’s Financial Services Guide, go to www.asx.com.au/cdis. Phone +61 2 9338 0000 (overseas) or +02 9227 0885 (within Australia) if you would like a copy sent to you by mail.

CDI holders in Australia, can contact Laurel Hill for assistance by calling toll-free at 1-800-861-409 or by e-mail at assistance@laurelhill.com.

Appointment of a Third-Party as Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the management nominees named in the form of proxy or VIF. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend and participate at the meeting online.

To appoint someone other than the management nominees as your proxyholder, you must submit your proxy or VIF prior to registering your proxyholder. A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. MDT (Denver) on May 19, 2021, or if the meeting is adjourned or postponed, not less than two business days before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF if your proxyholder will be attending the meeting online. Failure to register the proxyholder will result in the proxyholder not receiving login credentials that are required in order to attend and participate at the meeting.

To Register your Proxyholder

To register a proxyholder, shareholders MUST visit www.computershare.com/ssrmining by 10:00 a.m. MDT (Denver) on May 19, 2021 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with login credentials via e-mail.

Without login credentials, proxyholders will not be able to attend and vote online at the meeting. If you are a Non-Registered Holder and you wish to vote at the meeting online, you must appoint yourself as proxyholder by inserting your own name in the space provided on the VIF sent to you by your intermediary, you must follow all of the applicable instructions provided by your intermediary AND, if you will be attending the meeting online, you must also register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered holders who have not appointed themselves as proxyholder cannot vote online during the meeting. This is because we and our transfer agent do not maintain the records for non-registered holders of our shares and we have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder.

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If you decide to vote by telephone, you cannot appoint a person to vote your Shares other than our directors or officers whose printed names appear on the proxy form.

74TIt is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your Shares.

Deadlines for Voting

Attending the Meeting - If you are planning to attend the Meeting and wish to vote your Shares while the virtual meeting is in session, your vote will be taken and counted at the Meeting.

Using the Proxy Form - If you are voting using the proxy form and voting by fax or by mail, your proxy form should be received by Computershare not later than 10:00 a.m. MDT (Denver) on the second business day preceding the date of the Meeting or any adjournment thereof. If you are a holder of CHESS depositary interests in Australia, please complete and return the form in accordance with the instructions in the Meeting Materials. If you do not complete and return the form in accordance with such instructions, you may lose your right to instruct the Registered Shareholder on how to vote at the Meeting on your behalf.

Internet or Telephone - If you are voting your proxy by internet or by telephone, you must do so not later than 10:00 a.m. MDT (Denver) on the second business day preceding the date of the Meeting or any adjournment thereof.

The deadline for the deposit of proxies may be extended or waived by the Chair of the SSR Mining Inc. Meeting at his discretion without notice.

Revoking your Proxy

A Registered Shareholder who has voted by proxy may revoke it by voting again in any manner (as described above), or by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing delivered to Computershare by fax or mail (as described above), at any time up to 10:00 a.m. MDT (Denver) on the second business day preceding the date of the Meeting. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

Revocation of Voting Instruction Forms and Proxies

A Non-Registered Holder may revoke a VIF that has been given to an Intermediary by written notice to the Intermediary or by submitting a VIF bearing a later date. In order to ensure that an Intermediary act upon revocation of a VIF, written notice should be received by the Intermediary well in advance of the Meeting. A Non-Registered Holder may revoke a proxy that has been delivered to Computershare by following the instructions as described in “48TRevoking Your Proxy48T” above.

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Appendices Contents

Appendix A

2021 sHARE cOMPENSATION Plan

appendix b

SURVIVING SHARE COMPENSATION pLAN SUMMARIES

appendix C

ENVIRONMENTAL, HEALTH, SAFETY AND Sustainability COMMITTEE CHARTER

appendix D

CORPORATE GOVERNANCE AND Nominating COMMITTEE Charter

APPENDIX E

BOARD OF DIRECTORS Charter

APPENDIX F

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE Charter

APPENDIX G

AUDIT COMMITTEE Charter

APPENDIX H

AGM USER GUIDE

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Appendix A

2021 Share Compensation Plan

A

SSR MINING INC.
(the “Company”)

SSR MINING INC. 2021 SHARE COMPENSATION PLAN
Dated the 21st day of May, 2021

Article 1.

PURPOSE OF THIS PLAN

This Plan is intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating the performance of selected Eligible Persons of high caliber and potential upon whose judgement, initiative and effort the Company is largely dependent for the successful conduct of its business, and to encourage and enable such Eligible Persons to acquire and retain an equity interest in the Company.

Article 2.

DEFINITIONS

2.1	Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms have the following meanings:

(a)	“2017 Plan” means the Company’s 2017 Share Compensation Plan, as approved by the directors of the Company on the 22nd day of March, 2017 and confirmed by the shareholders of the Company on the 4th day of May, 2017 and amended by the directors of the Company on the 15th day of December, 2017;

(b)	“2020 Plan” means the Company’s 2020 Share Compensation Plan, as approved by the directors of the Company on the 18th day of March, 2020 and confirmed by the shareholders of the Company on the 14th day of May 2020;

(c)	“Administrator” means the Corporate Secretary of the Company or such other director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(d)	“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (British Columbia);

(e)	“Aggregate Plans” means this Plan and all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued Common Shares, including, for the avoidance of doubt, the 2017 Plan, the Alacer Legacy RSU Plan and the 2020 Plan;

A-1

(f)	“Alacer Legacy RSU Plan” means the 2017 Restricted Share Unit Plan of Alacer Gold Corp. dated April 28, 2017;

(g)	“Applicable Restricted Share Units” has the meaning ascribed thereto in Section 10.3(a)(i);

(h)	“ASX” means the Australian Securities Exchange;

(i)	“Award” means any Restricted Share Unit or Performance Share Unit granted under this Plan;

(j)	“Board” means the board of directors of the Company, as constituted from time to time;

(k)	“Business Combination” has the meaning ascribed thereto in Section 2.1(n);

(l)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia or Denver, Colorado are authorized or required by law to close;

(m)	“Cause” means “Cause”, or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company or a Related Entity of the Company and, if there is no such definition or agreement, means any of the following:

(i)	a breach by the Participant of a material term of the applicable employment, engagement or consulting agreement (if any);

(ii)	the repeated and demonstrated failure by the Participant to perform the material duties of his position in a competent manner;

(iii)	the conviction of the Participant for a criminal offence involving fraud or dishonesty, or which otherwise adversely impacts the reputation of the Company or a Related Entity of the Company;

(iv)	failure of the Participant to act honestly or in the best interest of the Company or a Related Entity of the Company;

(v)	failure of the Participant to comply with any Company rules or policies of a material nature;

(vi)	failure of the Participant to obey reasonable instructions provided by him in the course of employment, within five calendar days after receiving written notice of such disobedience from the Company or a Related Entity of the Company; or

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(vii)	any actions or omissions on the part of the Participant constituting gross misconduct or negligence resulting in a risk of material harm to the Company or a Related Entity of the Company;

(n)	“Change of Control” means, except as otherwise provided herein with respect to Awards to U.S. Participants, the occurrence of one or more of the following events:

(i)	individuals who, as of the Effective Date, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors (“Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, including by reason of any agreement intended to avoid or settle any Election Contest or proxy contest, shall be deemed an Incumbent Director;

(ii)	any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holder thereof to cast more than 50% of the voting rights attaching to all shares of the Company which may be cast to elect directors of the Company (the “Company Voting Securities”), provided, however, that the events described in this paragraph (ii) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities:

A.	by the Company or a subsidiary;

B.	by any employee benefit plan sponsored or maintained by the Company or any subsidiary;

C.	by any underwriter temporarily holding securities pursuant to an offering of such securities;

D.	pursuant to a Non-Qualifying Transaction (as defined below); or

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E.	from the Company pursuant to a transaction (other than one described in (iii) below), if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause shall not constitute a Change of Control;

(iii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries (a “Business Combination”), unless immediately following such Business Combination:

A.	Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of (1) the entity resulting from such Business Combination (the “Surviving Entity”), or (2) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”);

B.	no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 50% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity); and

C.	at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination;

(any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a “Non-Qualifying Transaction”);

(iv)	the approval by the Board or shareholders of the Company of a complete liquidation or dissolution of the Company;

(v)	a sale or other disposition of all or substantially all of the property or assets of the Company, other than to an Affiliate or pursuant to a Non-Qualifying Transaction; or

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(vi)	any determination by the majority of Incumbent Directors of the Company that a Change of Control has occurred.

(o)	“Closing Price” of Common Shares at any relevant date means the closing trading price of the Common Shares on the TSX (or any other Stock Exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) on the last Trading Day immediately preceding such date; provided that, if the Common Shares are not listed and posted for trading on any Stock Exchange at the time such calculation is to be made, the “Closing Price” shall be the market price of a Common Share as determined by the Board in good faith;

(p)	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

(q)	“Committee” means the Compensation Committee of the Board, or such other committee or Persons (including, in the absence of a committee, the Board) as may be designated from time to time to administer this Plan;

(r)	“Common Shares” means the common shares without par value in the capital of the Company as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 12 hereof, “Common Shares” thereafter means the shares or other securities or property which such Participant is entitled to receive, pursuant to this Plan, after giving effect to such adjustment;

(s)	“Company” means SSR Mining Inc. and includes any successor company thereto;

(t)	“Company Voting Securities” has the meaning ascribed thereto in Section 2.1(n);

(u)	“Control” has the meaning ascribed thereto in Section 2.23 of National Instrument 45-106 - Prospectus Exemptions;

(v)	“Disability” means, in the case of a Participant who is a member of a long-term disability plan of the Company or an Affiliate of the Company, the Participant’s physical or mental long-term inability to substantially fulfill his duties and responsibilities on behalf of the Company or, if applicable, an Affiliate of the Company in respect of which the Participant commences receiving, or is eligible to receive, long-term disability benefits under such long-term disability plan of the Company or an Affiliate of the Company and, in the case of a Participant who is not a member of a long-term disability plan of the Company or an Affiliate of the Company, a physical or mental impairment that prevents the Participant from engaging in any employment for which the Participant is reasonably suited by virtue of the Participant’s education, training or experience and that can reasonably be expected to last for the remainder of the Participant’s lifetime, as determined by the Board. Notwithstanding the foregoing, for U.S. Participants Disability has the meaning ascribed to it under Section 409A of the Code and applicable regulations.

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(w)	“Effective Date” has the meaning ascribed thereto in Section 4.1;

(x)	“Election Contest” has the meaning ascribed thereto in Section 2.1(n);

(y)	“Eligible Person” means an Employee of the Company or a Related Entity of the Company;

(z)	“Employee” means an individual who is considered an employee under the Income Tax Act (Canada) or any equivalent legislation in a jurisdiction in which the Company operates (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(aa)	“Expiry Date” the date on which an Award expires;

(bb)	“Good Reason” means “Good Reason”, or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company or an Affiliate of the Company and, if there is no such definition or agreement, “Good Reason” will arise within twelve (12) months following a Change of Control where the Participant was induced by the actions of the employer to resign or terminate their employment or engagement other than on a purely voluntary basis as a result of the occurrence of one or more of the following events without the Participant’s written consent, such resignation to be effective only if the Participant has provided written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within a thirty (30) day period:

(i)	a materially adverse change in the Participant’s position, duties or responsibilities,

(ii)	a materially adverse change in the Participant’s reporting relationship that is inconsistent with the Participant’s title or position,

(iii)	a reduction by the employer of the base salary of the Participant,

(iv)	a material reduction by the employer in the aggregate level of health & welfare benefits made available to the Participant, or

(v)	the permanent relocation by the employer of the Participant’s principal office by more than eighty (80) kilometers from the location where the Participant worked when the Change of Control occurred;

(cc)	“Incumbent Director” has the meaning ascribed thereto in Section 2.1(n);

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(dd)	“Insider” has the meaning ascribed thereto in the TSX Company Manual;

(ee)	“Legal Representative” means the legal representative or committee or attorney, as the case may be, of a Participant;

(ff)	“Market Price” of Common Shares at any relevant date means the volume weighted average trading price of the Common Shares on the TSX (or any other Stock Exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over the thirty Trading Days on which a board lot of Common Shares was traded immediately preceding such date, calculated by dividing the total value of all such trades by the total volume of Common Shares so traded; provided that, if the Common Shares are not listed and posted for trading on any Stock Exchange at the time such calculation is to be made, the “Market Price” shall be the market price of a Common Share as determined by the Board in good faith.

(gg)	“Non-Qualifying Transaction” has the meaning ascribed thereto in Section 2.1(n);

(hh)	“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

(ii)	“Outstanding Common Shares” at the time of any issuance of Common Shares or the grant of an Award, means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Awards in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange;

(jj)	“Parent Entity” has the meaning ascribed thereto in Section 2.1(n);

(kk)	“Participant” means an Eligible Person to whom an Award has been granted under this Plan;

(ll)	“Performance Percentage” has the meaning ascribed thereto in Section 8.6;

(mm)	“Performance Period” means a period, as determined by the Board in accordance with Section 8.3, in respect of which a Participant may be or become entitled to receive any amount payable in respect of Performance Share Units;

(nn)	“Performance Share Unit” means an unfunded and unsecured right granted to a Participant to receive, upon the satisfaction of certain criteria, a Common Share or payment in accordance with the provisions of this Plan and includes any dividend equivalent Performance Share Units awarded to a Participant in respect of such Performance Share Units;

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(oo)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, unlimited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

(pp)	“Plan” means this SSR Mining Inc. 2021 Share Compensation Plan, including all Schedules hereto, as the same may from time to time be supplemented or amended and in effect;

(qq)	“Prior Grants” has the meaning ascribed thereto in Section 14.8;

(rr)	“Redemption Date” means the date on which a Share Unit is redeemed;

(ss)	“Redemption Notice” means a notice, submitted to the Company through its electronic compensation plan system or in such other form designated by the Company, pursuant to which the Participant may elect to redeem Vested Share Units and select the percentage of such redeemed Share Units that are to be redeemed for Common Shares issued from treasury;

(tt)	“Regulatory Authority” means a Stock Exchange and all securities commissions or similar securities regulatory authorities having jurisdiction over the Company;

(uu)	“Related Entity” means an Affiliate or a “subsidiary” of the Company as defined in the Business Corporations Act (British Columbia);

(vv)	“Restricted Share Unit” means an unfunded and unsecured right granted to a Participant to receive one or more Common Shares or payments in accordance with the provisions of this Plan and includes any dividend equivalent Restricted Share Units awarded to a Participant in respect of such Restricted Share Units;

(ww)	“Securities Act” means the Securities Act (British Columbia), as amended from time to time;

(xx)	“Separation from Service” means separation from service as such term is defined under Section 409A of the Code;

(yy)	“Share Unit Account” has the meaning ascribed thereto in Section 8.8;

(zz)	“Share Units” means Performance Share Units and Restricted Share Units, as applicable, and “Share Unit” means any one of them;

(aaa)	“Share Unit Expiry Date” has the meaning ascribed thereto in Section 8.11;

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(bbb)	“Stock Exchange” means the TSX, the NASDAQ Stock Market and the ASX, and any other stock exchange on which the Common Shares are listed or posted for trading;

(ccc)	“Surviving Entity” has the meaning ascribed thereto in Section 2.1(n);

(ddd)	“Target Milestones” means performance targets determined pursuant to Section 8.4;

(eee)	“Termination Date” means:

(i)	in the case of a Participant who is not a U.S. Participant, the Participant’s last day of active employment with the Company or a Related Entity of the Company, provided that, if such day is not a Trading Day, the Termination Date shall be the Trading Day immediately preceding such day, notwithstanding Section 3.1(f); and

(ii)	in the case of a U.S. Participant, the date on which the U.S. Participant experiences a Separation from Service.

For greater certainty, the determination of the Termination Date of a Participant shall not include any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment;

(fff)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Common Shares and on which at least a board lot of Common Shares is traded, provided that, if the Common Shares are listed on more than one Stock Exchange, “Trading Day” means any date on which the Stock Exchange on which the majority of the Company’s trading occurs is open for the trading of Common Shares and on which at least a board lot of Common Shares is traded;

(ggg)	“TSX” means the Toronto Stock Exchange;

(hhh)	“U.S. Participant” means an Eligible Person who is a U.S. citizen or a U.S. resident, in each case as defined in Section 7701(a)(3)(A) and Section 7701(b)(1)(A) of the Code;

(iii)	“Vested Performance Share Units” has the meaning ascribed thereto in Section 8.7;

(jjj)	“Vested Restricted Share Units” has the meaning ascribed thereto in Section 8.1;

(kkk)	“Vested Share Units” means Vested Performance Share Units and Vested Restricted Share Units, as applicable, and “Vested Share Unit” means any one of them;

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(lll)	“Vesting Date” means:

(i)	for Performance Share Units granted to a Participant, the date on which the Performance Period ends; and

(ii)	each date on which Restricted Share Units granted to a Participant vest as determined by the Board, in its sole discretion, in connection with such grant; and

(mmm)	“voting power” has the meaning ascribed thereto in Section 2.1(n).

Article 3.

INTERPRETATION

3.1	Interpretation. In this Plan, except as otherwise expressly provided:

(a)	any reference in this Plan to a designated “Article”, “Section” or other subdivision or Schedule is a reference to the designated Article, Section or other subdivision of or Schedule to this Plan;

(b)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Plan as a whole and not to any particular Article, Section or other subdivision of, or Schedule to, this Plan;

(c)	the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(e)	unless otherwise provided, all amounts are stated in Canadian dollars and are to be paid in Canadian dollars, U.S. dollars or any other currency that is accepted as legal tender in the countries in which the Company operates; and

(f)	where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.

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Article 4.

EFFECTIVE DATE OF PLAN

4.1	Effective Date of this Plan. The effective date (the “Effective Date”) of this Plan is May 21, 2021, the date on which this Plan was approved by the shareholders of the Company.

4.2	Three Year Shareholder Approval. In accordance with the requirements of the TSX, any unallocated Awards under the rolling 4.5% maximum allowed under Section 6.1 will require the further approval of the Board and shareholders of the Company within three (3) years following the Effective Date.

Article 5.

ADMINISTRATION OF PLAN

5.1	Administration of Plan. This Plan shall be administered by the Board, taking into consideration any recommendations from the Committee. Subject to the provisions of this Plan, applicable laws and any approvals required of any regulatory authorities to which the Company is subject, including any Stock Exchange, the Board shall have the power and authority to make all decisions relating to the administration and implementation of this Plan including, without limitation, determining the types and number of Awards to be granted and the terms of such Awards. Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award are within the sole discretion of the Board and may be made at any time. Such designations, determinations, interpretations and other decisions shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Award.

5.2	Delegation. Subject to applicable laws and the rules of any regulatory authorities to which the Company is subject, including the Stock Exchange, the Board may delegate to the Committee or any director, officer or employee of the Company such duties and powers of the Board relating to this Plan as it may see fit. To the extent the Board has delegated any such duties and powers to the Committee or any such individual then all references in this Plan to the Board shall be read as the Committee or any such individual, as applicable, to the extent such references relate to the duties and powers that have been so delegated.

Article 6.

COMMON SHARES AVAILABLE FOR AWARDS

6.1	Common Shares Available. Subject to adjustment as provided in Article 12, the aggregate number of Common Shares that may be issuable pursuant to the Aggregate Plans, shall not at any time exceed 4.5% of the then Outstanding Common Shares.

6.2	Other Accounting for Award. Any Common Shares related to an Award which has been redeemed or which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under this Plan. Common Shares shall not be deemed to have been issued pursuant to this Plan with respect to any portion of an Award that is settled in cash or by delivery to a Participant of Common Shares purchased through the facilities of any Stock Exchange, in accordance with the terms of this Plan.

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6.3	Reservation of Shares. The Board will reserve for allotment, from time to time, out of the authorized but unissued Common Shares, sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards.

6.4	No Fractional. No fractional Common Shares may be issued under this Plan.

6.5	Cancellation. For the purposes of this Article 6, in the event that the Company cancels or purchases to cancel any of its issued and outstanding Common Shares (a “Cancellation”) and as a result of such Cancellation the Company exceeds the 4.5% limit set out above in Section 6.1, no approval of the Company’s shareholders will be required for the issuance of Common Shares on the redemption of any Share Units granted under this Plan prior to such Cancellation.

Article 7.
GRANT OF AWARDS

7.1	Eligible Persons. Subject to the rules set out below, the Board may, from time to time, grant to any Eligible Person one or more Awards, as the Board deems appropriate, in its sole discretion. A Participant, who holds any Award at the time of the granting of a subsequent Award, may hold more than one type of Award.

7.2	Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Board authorizes the grant of such Award or such future date as specified by the Board at the time the grant of such Award is authorized.

7.3	Number of Common Shares / Maximum Grant. The number of Common Shares that may be issued upon the redemption of any Award, or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares, will be determined and fixed by the Board at the date of grant, provided that:

(a)	the number of Common Shares reserved for issuance to any one Participant pursuant to the Aggregate Plans within any one (1) year period shall not, in aggregate, exceed 4.5% of the total number of Outstanding Common Shares; and

(b)	the number of Common Shares:

(i)	issuable, at any time, to Participants that are Insiders, and

(ii)	issued to Participants that are Insiders within any one (1) year period,

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pursuant to the Aggregate Plans shall not, in aggregate, exceed 4.5% of the total number of Outstanding Common Shares.

For the purposes of this Section 7.3, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

7.4	No Certificates. No certificates shall be issued with respect to Awards. All records relating to the Awards shall be maintained in the Company’s electronic compensation plan system.

Article 8.
SHARE UNIT AWARDS

Restricted Share Unit Award

8.1	Vesting Provisions. The Board shall, in its sole discretion, determine the Vesting Dates and the proportion of Restricted Share Units to vest on each such Vesting Date applicable to each grant of Restricted Share Units at the time of such grant. Unless otherwise specified herein or determined by the Board, Restricted Share Units granted to a Participant shall vest, as to one-third of the number of such Restricted Share Units, on each of the first, second and third anniversaries of the date on which they were granted, subject to the Participant continuing to be an Eligible Person. Dividend equivalent Restricted Share Units awarded to Participants under Section 8.10 shall vest with the Restricted Share Units in respect of which they were credited to the Participant’s Share Unit Account. Except where the context requires otherwise, the Restricted Share Units which have so vested shall be referred to herein as “Vested Restricted Share Units”.

8.2	Vesting During Continued Eligibility. Subject to Article 10 and Article 13, Restricted Share Units granted to a Participant shall vest on the Vesting Dates, in accordance with the provisions of this Article 8, provided the Participant remains an Eligible Person on the applicable Vesting Date.

Performance Share Unit Award

8.3	Performance Period. The Board shall, in its sole discretion, determine the Performance Period applicable to each grant of Performance Share Units at the time of such grant. Unless otherwise specified by the Board, the Performance Period applicable to a grant of Performance Share Units shall be a period of 36 months commencing on the 1st of January and ending on December 31st.

8.4	Determination of Target Milestones. The Target Milestones for each Performance Period shall be determined by the Board, in its sole discretion, based on measurable performance criteria established by the Board in advance.

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8.5	Vesting During Eligibility. Subject to Article 10 and Article 13, Performance Share Units granted to a Participant shall vest on the Vesting Date in accordance with this Article 8, provided the Participant remains an Eligible Person on the applicable Vesting Date.

8.6	Determination of Performance Percentage. The performance achievement of the Target Milestones for an applicable Performance Period shall be determined by assigning a percentage from 0 per cent to 200 percent (or such other range as the Board may determine from time to time) reflecting such performance (the “Performance Percentage”).

8.7	Vesting of Performance Share Units Based on Performance Percentage. Unless otherwise determined by the Board, and subject to Article 10, the number of Performance Share Units granted to the Participant which shall vest on the Vesting Date shall be calculated by multiplying (a) the aggregate number of such Performance Share Units by (b) the Performance Percentage. Except where the context requires otherwise, the Performance Share Units which have so vested shall be referred to herein as “Vested Performance Share Units”.

Share Unit Account

8.8	Share Unit Account. An account, to be known as a “Share Unit Account”, shall be maintained by the Company for each Participant and shall be credited with such Share Units that are granted to the Participant.

8.9	Cancellation of Share Units that Fail to Vest or Are Redeemed. Share Units that fail to vest or be redeemed in accordance with this Article 8 or Article 10 shall be cancelled and shall cease to be recorded in the Share Unit Account of the relevant Participant as of the date on which such Share Units are forfeited or redeemed, as the case may be, and the Participant will have no further right, title or interest in or to such Share Units.

8.10	Dividends. Whenever cash dividends are paid on the Common Shares, additional Share Units will be credited to a Participant’s Share Unit Account in accordance with this Section 8.10. The number of such additional Restricted Share Units and/or Performance Share Units, as the case may be, to be so credited will be calculated by dividing (a) the cash dividends that would have been paid to such Participant if the Share Units recorded in the Participant’s Share Unit Account as at the record date for the dividend had been Common Shares by (b) the Closing Price on the Trading Day immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of Share Units. The additional Share Units granted to a Participant shall be subject to the same terms and conditions, including vesting and settlement terms, as the corresponding Restricted Share Units or Performance Share Units, as the case may be. No fractional Share Units will thereby be created.

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Expiry and Redemption of Share Units

8.11	Term of Share Units. Subject to Article 10, the Expiry Date for each Share Unit will be the date determined by the Board and specified in the notice of award pursuant to which such Share Unit is granted (the “Share Unit Expiry Date”), provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the date on which such Share Unit is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange.

8.12	Redemption of Share Units. Subject to Section 9.5 and at the Board’s sole discretion, the Company shall redeem Vested Share Units on the earlier of (a) the fifteenth Business Day following the Vesting Date and (b) the date set out in Article 10 or Section 11.1, if applicable, by: (i) issuing to the Participant the number of Common Shares equal to the number of Vested Share Units to be redeemed; (ii) paying the Participant a cash amount equal to the Market Price of such Vested Share Units on the Redemption Date; or (iii), purchasing on the open market the number of Common Shares equal to the number of Vested Share Units to be redeemed for delivery to the Participant, provided that the Company and the Participant are not prohibited from trading in Common Shares or any other securities of the Company due to a blackout period or other trading restriction imposed on the Corporation. Notwithstanding the foregoing or any other provision in the Plan, if Share Units held by a U.S. Participant will be redeemed as a result of the U.S. Participant’s Separation from Service, and such U.S. Participant is a Specified Employee as defined under Section 409A of the Code and applicable regulations at the time of such Separation from Service, the redemption of Share Units that are subject to Section 409A of the Code will be delayed until a date that is six months and one day following the date of the Separation from Service. Notwithstanding the foregoing, Participants subject to taxation in Canada in respect of the Vested Share Units shall have their Vested Share Units automatically redeemed and paid out in accordance with this Section 8.12 by December 31 of the third year following the year of grant of such Share Unit.

Article 9.
GENERAL TERMS OF AWARDS

9.1	Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Board and required by applicable law.

9.2	Notice of Award. The Company shall provide the applicable Eligible Person with a notice of an Award promptly after it is granted. If required by the Company, the Eligible Person may be required to return an acknowledgement of such Award in such form as required by the Company.

9.3	Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted alone, in addition to, or in tandem with, any other Award or any award granted under any plan of the Company or any Affiliate of the Company. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate of the Company may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

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9.4	Forms of Payment under Awards. Subject to the terms of this Plan, payments or transfers to be made by the Company or an Affiliate of the Company upon the grant or payment of an Award may be made in such form or forms as the Board shall determine (including, without limitation, cash in any currency that is accepted as legal tender in the countries in which the Company operates, Common Shares, promissory notes, other securities, other Awards or other property, or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Board. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments. Notwithstanding the foregoing, the settlement/pay out with respect to Share Units of U.S. Participants will not be accelerated or delayed unless such acceleration or delay is permitted under applicable U.S. tax principles, including, but not limited to, Section 409A of the Code to the extent it is applicable.

9.5	Withholding Tax. The Company or an Affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or an Affiliate of the Company, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan or the grant of any Share Units or any issuance of Common Shares or payment of cash in relation thereto. Without limiting the generality of the foregoing, the Company may, at its discretion:

(a)	deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the Participant, whether or not related to this Plan, upon the redemption of any Share Units or the issuance or transfer of any Common Shares in relation to this Plan;

(b)	require the Participant to make a cash payment to the Company equal to the amount required to be remitted, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or

(c)	sell, or engage a broker to sell, on behalf of the Participant, that number of Common Shares to be issued or transferred upon the redemption of Share Units such that the amount withheld by the Company from the proceeds (net of selling costs) of such sale will be sufficient to satisfy any taxes required to be remitted by the Company for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant pursuant to this Plan may be made conditional upon the Participant (or other Person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment in a timely manner of all taxes required to be remitted for the account of the Participant.

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Each Participant or his or her Legal Representative, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with the Plan (including any taxes and penalties under section 409A of the Code or any applicable law), and neither the Company nor any Affiliate of the Company shall have any obligation to indemnify or otherwise hold such Participant or the Participant’s Legal Representative harmless from any or all of such taxes or penalties.

9.6	Restrictions, Stock Exchange Listing. All Common Shares or other securities delivered under this Plan pursuant to any Award or the settlement thereof shall be subject to any restrictions or repurchase rights as the Board may deem advisable under this Plan, applicable securities laws and regulatory requirements, including the requirements of any Stock Exchange, and applicable Canadian corporate laws, and the Board may direct appropriate restrictions or repurchase rights and cause legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions or repurchase rights, as applicable. If the Common Shares or other securities are traded on a Stock Exchange or Stock Exchanges, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such Stock Exchange(s).

9.7	Provisions Relating to Common Share Issuances. Each notice of award will contain such provisions, as in the opinion of the Board, are required to ensure that no Common Shares are issued on the redemption of an Award, as applicable, unless the Board is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange. In particular, if required by any regulatory authority to which the Company is subject, including any Stock Exchange, a notice of award may provide that shareholder approval to the grant of an Award must be obtained prior to the redemption of the Award, as applicable, or to the amendment of the notice of award.

9.8	Compliance with Section 409A. It is intended that Share Units either will be exempt from Section 409A of the Code, or will comply with the requirements of Section 409A of the Code and the provisions of this Plan and related notice of awards will be construed and administered accordingly.

9.9	Change in Status. A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

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9.10	Non-Transferability of Awards. Awards are not transferable or assignable. Awards may only be redeemed by the Participant or in the event of:

(a)	the death of the Participant; or

(b)	the appointment of a committee or duly appointed attorney of the Participant on the grounds that the Participant is incapable, by reason of physical or mental infirmity, of managing their affairs,

by the Participant’s Legal Representative.

9.11	No Interest. For greater certainty, no interest shall be payable to Participants in respect of any amount payable under this Plan.

9.12	Conditions. Notwithstanding any of the provisions contained in this Plan or in any notice of award, the Company’s obligation to issue Common Shares to a Participant pursuant to the redemption of any Share Units or the granting of any Award will be subject to, if applicable:

(a)	completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b)	the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

Article 10.

CEASING TO BE AN ELIGIBLE PERSON

10.1	Ceasing to be an Eligible Person. If a Participant ceases to be an Eligible Person (and, in the case of any Participant who is a U.S. Participant, such U.S. Participant experiences a Separation from Service) for any reason other than as set out in Sections 10.2 to 10.5 including, without limitation, as a result of such Participant’s resignation (other than in circumstances described in Article 13) then all of the Participant’s outstanding Vested Share Units shall be redeemed immediately in accordance with Section 8.12 and all unvested Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Share Units.

10.2	Termination for Cause. If a Participant is terminated for Cause, including where a Participant resigns from their employment, as an alternative to being terminated for Cause, and as a result the Participant ceases to be an Eligible Person, all of the Participant’s outstanding Vested Share Units shall be redeemed immediately and in accordance with Section 8.12 and unvested Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such Share Units.

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10.3	Termination without Cause. If a Participant ceases to be an Eligible Person (and, in the case of any Participant who is a U.S. Participant, such U.S. Participant experiences a Separation from Service) as the result of such Participant being terminated as an Employee without Cause (other than in circumstances described in Article 13):

(a)	such portion of the Participant’s unvested Restricted Share Units shall vest immediately prior to the Participant’s Termination Date, as determined by the formula (A*(B/C)) - D where:

(i)	A is the total number of Restricted Share Units (vested and unvested) that were granted on the same date pursuant to the same notice of award as the unvested Restricted Share Units plus all and related dividend equivalent Restricted Share Units (vested and unvested) (the “Applicable Restricted Share Units”);

(ii)	B is the number of completed months from the first day the unvested Restricted Share Units were granted to the Termination Date;

(iii)	C is the number of months from the date of grant of the Applicable Restricted Share Units to the latest Vesting Date of the Applicable Restricted Share Units as approved by the Board; and

(iv)	D is the total number of vested Applicable Restricted Share Units.

All Vested Restricted Share Units shall be redeemed immediately in accordance with Section 8.12 and all unvested Restricted Share Units on the Termination Date shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Restricted Share Units;

(b)	a pro rata portion of the Participant’s unvested Performance Share Units shall vest in accordance with their terms, based on the product of (i) the product of (y) the number of completed months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period and (z) the number of unvested Performance Share Units and (ii) the Performance Percentage. The Performance Percentage shall be determined at the end of the Performance Period using the same factors as if the Participant had remained an Eligible Person until the scheduled vesting date for the Performance Share Units. All Vested Performance Share Units shall be redeemed immediately after the last day of the Performance Period pursuant to Section 8.12 and all unvested Performance Share Units on the Termination Date that will not be vested in accordance with this Section 10.3(b) shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant on the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Performance Share Units.

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10.4	Death. If a Participant ceases to be an Eligible Person as a result of the Participant’s death, then all unvested Share Units granted to the Participant shall vest on the Termination Date and the Termination Date shall be the Vesting Date and all Vested Share Units shall be redeemed immediately pursuant to Section 8.12. The Performance Percentage for each Vested Performance Share Unit shall be 100%.

10.5	Disability. If a Participant ceases to be an Eligible Person as a result of a Disability then all unvested Share Units granted to the Participant shall vest on the Termination Date and the Termination Date shall be the Vesting Date and all Vested Share Units shall be redeemed immediately pursuant to Section 8.12. The Performance Percentage for each Vested Performance Share Unit shall be 100%.

Article 11.

CHANGE OF CONTROL

11.1	Change of Control. For purposes of this Section 11.1, with respect to Share Units of U.S. Participants, Change of Control shall mean the events and circumstances described in the Change of Control definition set forth in Section 2.1(n), provided that such event or circumstance also is a “change of control event” within the meaning of Section 409A of the Code. Subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange, and notwithstanding any other provision of this Plan, in the event of a Change of Control, the following provisions shall apply:

(a)	in the event of a transaction that would result in a Change of Control the Board may, in its sole discretion, immediately vest all unvested Awards, provided that with respect to Awards granted to U.S. Participants such acceleration of vesting will not change the time of redemption/payment with respect to Share Units that are subject to Section 409A of the Code, except to the extent permitted under Section 409A. If the Board vests any Performance Share Units pursuant to this Section 11.1(a) then, the Performance Percentage for such Vested Performance Share Units shall be between 100 per cent and 200 per cent, as determined by the Board, in its sole discretion; and

(b)	in the event of a Change of Control and the termination of an Employee’s engagement within 12 months after the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

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(i)	all unvested Restricted Share Units held by such Participant shall immediately be deemed to be Vested Restricted Share Units as of the Termination Date, which, for the purposes of this Section 11.1(b)(i), shall be deemed to be the Vesting Date, and the Company shall immediately redeem such Vested Restricted Share Units for, at the election of the Company, (i) Common Shares issued from treasury, (ii) Common Shares purchased on the open market or (iii) a cash amount equal to the Market Price of such Vested Restricted Share Units as of the Termination Date; and

(ii)	all unvested Performance Share Units held by such Participant shall immediately be deemed to be Vested Performance Share Units as of the Termination Date, which, for the purposes of this Section 11.1(b)(ii), shall be deemed to be the Vesting Date, based on an assumed Performance Percentage of (a) 100 per cent or (b) at the Board’s discretion, between 100 per cent and 200 per cent and the Company shall immediately redeem such Vested Performance Share Units for, at the election of the Company, (i) Common Shares issued from treasury, (ii) Common Shares purchased on the open market or (iii) a cash amount equal to the Market Price of such Vested Performance Share Units as of the Termination Date;

Notwithstanding the foregoing provisions of this Article 11, the Board may, in its sole discretion, make such determinations as it considers appropriate in the circumstances upon a Change of Control to ensure the fair treatment of Participants in such circumstances in light of the objectives of this Plan, including, without limitation, with respect to the vesting periods and Performance Percentages applicable to any Share Units, the amounts to be paid to Participants on the redemption of any Share Units and/or the termination of this Plan (and, for greater certainty, such determinations may result in different vesting, redemption or payment terms than would result from the operation of Sections 11.1(a) and (b) without such determinations).

11.2	Change of Control - Redeem to Participate in Transaction. Notwithstanding Section 11.1, the Board may, in its sole discretion, allow a Participant to redeem a Share Unit that has not otherwise vested for Common Shares, and

(a)	if a “take-over bid” (within the meaning of applicable securities legislation) made by any Person for the voting securities of the Company would, if successful, result in a Change of Control, then the Participant may redeem such Share Unit for Common Shares during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date solely for the purpose of depositing the Common Shares related to such Share Unit pursuant to the take-over bid, and

(b)	if any other transaction or series of transactions is contemplated, which would, if successful, result in a Change of Control, then the Participant may redeem their Share Units for Common Shares during such period as is determined by the Board to be reasonable in the circumstances solely for the purpose of participating in the transaction or series of transactions;

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provided that if such Change of Control does not occur then the Participant shall promptly return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Share Units respecting such Common Shares shall be deemed not to have been redeemed, the Common Shares shall be deemed not to have been issued.

Article 12.

ADJUSTMENTS

12.1	Adjustments. Adjustments will be made at the discretion of the Board to (y) the number of Common Shares or other securities issuable to a Participant upon redemption of an Award and/or (z) the maximum number of Common Shares that, pursuant to Section 6.1, may at any time be reserved for issuance pursuant to Awards granted under this Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

(a)	upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares, or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the number Common Shares that a Participant is entitled to upon redemption of a Share Unit will be adjusted accordingly and the Company will deliver, upon redemption of a Share Unit, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b)	upon (i) a capital reorganization, reclassification or change of the Common Shares, or (ii) if the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another company or entity or for other consideration, whether through an arrangement, amalgamation or other similar procedure or otherwise, then on each redemption of Share Units which occurs following such events, for each Common Share for which the Share Unit is being redeemed, the Participant shall instead receive the number and kind of shares or other securities of the Company or other company or other consideration into which such Common Shares would have been changed or for which such Common Shares would have been exchanged if it had been outstanding on the date of such event;

(c)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section 12.1 are cumulative.

12.2	Cancellation. The Board may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per Common Share received or to be received by other shareholders of the Company in such event, provided that with respect to Awards to U.S. Participants, such cancellation and payout will be in a manner that does not violate Section 409A of the Code, to the extent it is applicable.

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12.3	No Limitation. The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

12.4	No Fractional Shares. No adjustment or substitution provided for in this Article 12 will require the Company to issue a fractional Common Share or any other security in respect of any Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

Article 13.

SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

13.1	Suspension, Amendment or Termination of Plan. The Board will have the right, at any time, to suspend or terminate this Plan and, subject to Section 13.2, may:

(a)	only to the extent approved by the shareholders of the Company, by ordinary resolution, make any amendment to any Award or this Plan that would:

(i)	increase the number of Common Shares, or rolling maximum, reserved for issuance under this Plan as set out in Section 6.1,

(ii)	amend or remove or permit to exceed the inside participation limit set out in Section 7.3(b),

(iii)	extend the term of an Award beyond its original expiry time,

(iv)	permit an Award to be transferable or assignable to any Person other than in accordance with Section 9.10,

(v)	expand the scope of persons eligible to participate in the Plan to include non-employee directors, or

(vi)	amend this Article 13, or

(b)	approve all amendments to the Plan or Awards granted under the Plan, other than those amendments specified in Section 13.1(a), in its discretion without the prior approval of shareholders of the Company. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

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(i)	amendments of a clerical nature, including, but not limited, to the correction of grammatical or typographical errors or clarification of terms,

(ii)	amendments that are necessary for Awards to qualify for favourable treatment under applicable tax laws,

(iii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including any Stock Exchange,

(iv)	amendments to any vesting provisions of an Award,

(v)	amendments to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award,

(vi)	amendments to the Target Milestones,

(vii)	amendments to the Performance Periods,

(viii)	amendments to expand the scope of persons eligible to participate in the Plan other than to non-employee directors,

(ix)	amendments regarding the administration of the Plan, and

(x)	amendments necessary to suspend or terminate the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange, shall be complied with and obtained in connection with any such suspension, termination or amendment to this Plan or amendments to any notice of award. Notwithstanding the foregoing and any other provision in the Plan, with respect to Share Units of U.S. Participants, any action to modify, amend or terminate such Share Units or the Plan will be undertaken in a manner that complies with Section 409A of the Code, to the extent it is applicable, and to the extent required to avoid adverse tax treatment.

13.2	Limitations. In exercising its rights pursuant to Section 13.1, the Board will not have the right to affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (a) with the consent of such Participant; (b) as permitted pursuant to Article 12; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any Stock Exchange).

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13.3	Powers of the Board Survive Termination. The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Awards have been redeemed in full, forfeited or have otherwise expired.

Article 14.

GENERAL

14.1	No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award.

14.2	Agreement. The Company and every Award awarded hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Award granted hereunder, the Participant expressly agrees with the Company to be bound by the terms and conditions of the Plan.

14.3	No Effect on Employment. Nothing in this Plan or any notice of award will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates, or affect in any way the right of the Company or its Affiliates, to terminate their employment or engagement at any time or terminate their consulting contract, nor will anything in this Plan or any notice of award be deemed or construed to constitute an agreement or an expression of intent, on the part of the Company or its Affiliates to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates, or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any employment, engagement or consulting agreement with the Company or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of this Plan.

14.4	No Obligation to Fund or Secure. Unless otherwise determined by the Board, the Plan, including any right of a Participant hereunder, shall remain an unfunded and unsecured obligation of the Company and any applicable Affiliates of the Company. Neither the establishment of the Plan nor the grant of Awards (or any action taken in connection therewith) shall be deemed to create a trust.

14.5	Administration Costs. The Company will be responsible for all costs relating to the administration of the Plan.

14.6	No Salary Deferral Arrangement. Notwithstanding any other provision of the Plan, it is intended that the Plan and the Awards granted thereunder not be considered “salary deferral arrangements” under the Income Tax Act (Canada) and the Plan shall be administered in accordance with such intention. Without limiting the generality of the foregoing, the Board may make such amendments to the terms of outstanding Awards (including, without limitation, changing the Vesting Dates, Expiry Dates and Redemption Dates thereof) as may be necessary or desirable, in the sole discretion of the Board, so that the Plan and the Awards outstanding thereunder are not considered “salary deferral arrangements”.

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14.7	No Fettering of Directors’ Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

14.8	Prior Plans. All options, restricted share units and performance share units granted by the Company prior to the Effective Date shall continue to be governed by the terms of the plans under which such options, restricted share units and performance share units were granted (the “Prior Grants”). For greater certainty, all Common Shares issuable pursuant to the terms of the Prior Grants shall be included when calculating the aggregate number of Common Shares that may be issuable pursuant to Section 6.1.

14.9	Applicable Law. The Plan and any notice of award granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Any actions, proceedings or claims in any way relating to the Plan shall be commenced in the courts of the Province of British Columbia and the courts of the Province of British Columbia will have the exclusive jurisdiction to entertain any such action, proceeding or claim. The Company, each Participant and his or her Legal Representative, if applicable, hereby attorn to the jurisdiction of the courts of the Province of British Columbia.

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Appendix B

Surviving Share Compensation Plan Summaries

B

2020 Share Compensation Plan Summary
Administration	The 2020 Share Compensation Plan will continue to be administered by the Board, taking into consideration any recommendations from the Compensation Committee. Subject to the provisions of the 2020 Share Compensation Plan, applicable laws and any approvals required of any regulatory authorities, the Board has the power and authority to administer and implement the 2020 Share Compensation Plan, including determining the types and number of Awards to be granted and the terms of such Awards. Furthermore, except as otherwise specified in the 2020 Share Compensation Plan, all determinations and interpretations under the 2020 Share Compensation Plan or any Award are within the sole discretion of the Board. Subject to certain restrictions, the Board may delegate to the Compensation Committee or any director, officer or employee of the Company duties and powers of the Board relating to the 2020 Share Compensation Plan.
Restrictions on the Award of RSUs and PSUs and Grant of Options

Restrictions on the award of RSUs, PSUs and Options are as follows:

a)    The total number of Common Shares that may be issued pursuant to RSUs and PSUs is limited to 2.2% of the issued and outstanding Common Shares from time to time, and no RSUs or PSUs may be granted if such grant would have the effect of causing the total number of Common Shares issuable in respect of RSUs and PSUs to exceed such number;

(b)    The total number of Common Shares reserved for issuance to any one person under the Aggregate Plans in any one year cannot exceed 5% of the Common Shares issued and outstanding; and

(c)    The total number of Common Shares (i) issuable to Insiders and (ii) issued to Insiders within any one year, pursuant to the Aggregate Plans, cannot exceed 5% of the Common Shares issued and outstanding (excluding Common Shares issued pursuant to an entitlement granted prior to the person becoming an Insider).

Vesting Provisions

Vesting provisions for each of the Options, RSUs and PSUs are as follows:

(a)    The Board will determine the vesting criteria applicable to Options. Generally, one-third of the Options will vest on each of the first, second and third anniversaries of the grant date, subject to the holder continuing to be an Eligible Person. Subject to certain considerations in the event of a Particpant ceasing to be an Eligible Person (as described below), if the holder ceases to be an Eligible Person, only Options that are vested and exercisable as of the Termination Date may be exercised by the holder, and must be exercised during the period ending on the earlier of: (a) thirty days after the Termination Date; and (b) the original expiry date, after which period the Options expire.

(b)    The Board will determine the vesting criteria applicable to RSUs. Generally, one-third of the awarded RSUs vest on each of the first, second and third anniversaries of the date of grant, subject to the participant continuing to be an Eligible Person.

(c)    Unless otherwise determined by the Board, the number of PSUs that vest will be calculated by multiplying the aggregate number of PSUs granted by the percentage between 0%-200% (or such other range as the Board may determine from time to time) assigned to the performance achievement of certain Target Milestones (as set out in each case by the Board), subject to the participant continuing to be an Eligible Person.

Exercise Price and Expiry Date of Options	The Board will determine the exercise price and expiry date of each Option, provided that the exercise price will not be less than the greater of the: (a) five (5) day volume weighted average trading (“VWAP”) of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the trading day immediately before the grant date; and (b) closing trading price of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the last trading day immediately before the grant date. No Option will be exercisable after seven (7) years from grant date, subject to certain restrictions should the Company be in a blackout period.

B-1

2020 Share Compensation Plan Summary
Expiry Date for RSUs and PSUs	The Board will determine the expiry date of RSU and PSU awards, provided that such date may not be later than ten (10) years from the grant date.
Mechanics for Options

Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, Option holders may elect a “cashless” exercise of Options, instead of paying the exercise price.

A holder that chooses a “cashless” exercise will receive the number of Common Shares equal to: (a) the difference between (i) the difference between the Cashless Exercise Sale Price and the Exercise Price, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price and (ii) all applicable fees incurred by the Company in connection with the cashless exercise; divided by (b) the Cashless Exercise Sale Price. If a holder chooses a “cashless” exercise, the Company may, instead of issuing Common Shares, pay the amount of money calculated in clause (a).

Mechanics for RSUs and PSUs	Under the 2020 Share Compensation Plan: (a) the total number of Common Shares that may be issued pursuant to RSUs and PSUs is limited to 2.2% of our issued and outstanding Common Shares from time to time; (b) RSUs and PSUs will be credited to an account set up for each participant; (c) except to the extent the award of RSUs or PSUs specifies that redemption will automatically occur on a date prior to the expiry date, participants can choose to redeem vested RSUs and PSUs at any time before the expiry date and we must redeem the RSUs and PSUs within fifteen business days of the participant’s elected redemption date; (d) if a participant does not elect a redemption date, the vested RSUs and PSUs will be redeemed on their expiry date; (e) a participant may require that we redeem the RSUs and PSUs with our Common Shares issued from treasury; and (f) if the participant does not make such election, we may redeem the RSUs and PSUs by: (i) paying a cash amount equal to the Market Price of the vested RSUs and PSUs on the redemption date; (ii) issuing such number of Common Shares as is equal to the number of vested RSUs or PSUs; or (iii) purchasing such number of common shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.
Ceasing to be an Eligible Person - Options

The following vesting and exercise provisions apply when a holder ceases to be an Eligible Person as a result of:

(a)    Any circumstance other than those described in paragraphs (b) to (e) below: Options that are vested and exercisable as of the Termination Date may be exercised by the holder until the earlier of (i) thirty days after the Termination Date and (ii) the original expiry date of the Options, after which the Options will expire. Any Options that are unvested as of the Termination Date will terminate on the Termination Date;

(b)    Being terminated for Cause or the holder’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a holder resigns or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all Options held by such holder will terminate on the Termination Date;

(c)    Being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause (and such termination is not in connection with a Change of Control, see “Change of Control” below): a portion of the participant’s unvested Options will immediately vest such that the pro rata portion of all Options granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the Options divided by the number of months from the date of grant until the latest vesting date of the Options, are vested immediately prior to the Termination Date. All vested Options as of the Termination Date may be exercised until the earlier of (i) ninety days after the Termination Date and (ii) the original expiry date of such Option;

(d)    Death or a participant’s contract as a Service Provider is frustrated before its normal termination date due to death: unvested Options immediately vest on the Termination Date and will be exercisable until the earlier of (i) twelve months after the Termination Date and (ii) the original expiry date of such Option; and

(e)    A Disability or Retirement or a participant’s contract as a Service Provider is frustrated before its normal termination date due to a Disability: unvested Options will continue to vest for a period of three years from the Termination Date. Vested Options, including those that vest after the Termination Date, may be exercised until the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such Options.

B-2

2020 Share Compensation Plan Summary
Ceasing to be an Eligible Person - RSUs and PSUs

A participant’s vested and unvested RSUs and PSUs are subject to the following vesting and redemption provisions if the participant ceases to be an Eligible Person as a result of:

(a)    Any circumstance other than those described in paragraphs (b) to (e) below: all vested RSUs and PSUs will be redeemed immediately and all unvested RSUs and PSUs will be forfeited as of the Termination Date;

(b)    Being terminated for Cause or the participant’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a participant resigns from his or her employment or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all vested and unvested RSUs and PSUs held by such participant will be forfeited on the Termination Date;

(c)    Being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause and not in connection with a Change of Control (see “Change of Control” below):

(i)     A portion of the participant’s unvested RSUs will immediately vest such that the pro rata portion of all RSUs granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the RSUs divided by the number of months from the grant date until the latest vesting date of the RSUs, are vested immediately prior to the Termination Date. All vested RSUs as of the Termination Date will be redeemed immediately and all unvested RSUs as of the Termination Date will be forfeited; and

(ii)     A pro rata portion of the participant’s unvested PSUs will vest based on the number of months completed from the first day of the Performance Period divided by the total number of months in the Performance Period. The Performance Percentage will be determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person. All vested PSUs will be redeemed immediately after the last day of the Performance Period and all remaining unvested PSUs will be forfeited;

(d)    Death or a Service Provider’s contract being frustrated before its normal termination date due to death: all unvested RSUs and PSUs will vest on the Termination Date and will be immediately be redeemed. The Performance Percentage for such vested PSUs will be 100; and

(e)    A Disability or Retirement or a Service Provider’s contract is frustrated before its normal termination date due to a Disability: all unvested RSUs and PSUs will continue to vest for a period of three years from the Termination Date. The expiry date for all vested RSUs and PSUs, including those that vest after the Termination Date, will be the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such RSUs or PSUs. The Performance Percentage will be determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person.

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2020 Share Compensation Plan Summary
Change of Control

Upon the occurrence of a Change of Control:

(a)   The Board may, in its discretion, immediately vest all unvested Options, RSUs and PSUs. If the Board accelerates the vesting of PSUs then the Performance Percentage for such vested PSUs will be between 100%-200% percent (or such other range as the Board may determine from time to time), as determined by the Board; and

(b)   If an Employee or Service Provider’s engagement is terminated within twelve (12) months following the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

(i)     All unvested Options immediately will vest on the Termination Date and all vested Options as of the Termination Date may be exercised until the earlier of (A) twelve (12) months after the Termination Date and (B) the original expiry date of such Option; and

(ii)    All unvested RSUs and PSUs will vest as of the Termination Date and will be immediately redeemed. The Performance Percentage for such vested PSUs will be 100% or, at the Board’s discretion, between 100%- 200% (or such other range as the Board may determine from time to time).

Upon a Change of Control, the Board may make additional determinations as it considers appropriate in the circumstances to ensure the fair treatment of participants.

Upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (or a transaction or series of transactions with similar effect), holders of Options, RSUs and PSUs may be entitled to exercise all of their Options and redeem all of their RSUs and PSUs for the purposes of participating in the take-over or such other transaction or series of transactions. If the Change of Control does not occur, then: (a) the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation; (b) the Options, RSUs or PSUs respecting such Common Shares will be deemed not to have been exercised or redeemed, as applicable; (c) the Common Shares will be deemed not to have been issued; and (d) the Company will refund to the participant the aggregate exercise price for the Common Shares (unless the participant elected a “cashless” exercise).

Transferability	Awards granted under the 2020 Share Compensation Plan are non-transferable and non-assignable, other than in cases of the death or incapability of the participant.

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2020 Share Compensation Plan Summary
Amendments

The Board may at any time suspend or terminate the 2020 Share Compensation Plan and:

(a)    Only to the extent approved by Shareholders, may make any amendment to any Award or the 2020 Share Compensation Plan that would:

(i)    Increase the number of Common Shares, or rolling maximum, reserved for issuance under the 2020 Share Compensation Plan;

(ii)    Increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of “full-value awards”;

(iii)   Reduce the exercise price under any Option or cancel any Option and replace such Option with Options having a lower exercise price per Common Share;

(iv)   Extend the term of an Award beyond its original expiry time;

(v)   Permit an Award to be transferable or assignable to any person other than in accordance with the 2020 Share Compensation Plan;

(vi)   Expand the scope of persons eligible to participate in the 2020 Share Compensation Plan to include non-employee directors; or

(vii)   Amend the amendment provisions in the 2020 Share Compensation Plan;

(b)   Without the prior approval of Shareholders, may make any amendments to any Award or the 2020 Share Compensation Plan:

(i)    Of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms;

(ii)    That are necessary for Awards to qualify for favourable treatment under applicable tax laws;

(iii)   To reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange;

(iv)   To any vesting provisions of an Award;

(v)   To the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award;

(vi)   Which increase the exercise price of an Option;

(vii)  To the Target Milestones;

(viii) To the Performance Periods;

(ix)   To expand the scope of persons eligible to participate in the 2020 Share Compensation Plan other than to non-employee directors;

(x)    Regarding the administration of the 2020 Share Compensation Plan; and

(xi)   Necessary to suspend or terminate the 2020 Share Compensation Plan.

The Board may not make amendments that are materially adverse to, or that materially impair, the benefits and rights of any participant under any previously granted award, except: (a) with the consent of such participant; (b) as permitted by the adjustment provisions of the 2020 Share Compensation Plan; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading.

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Alacer Legacy RSU Plan Summary
Award	An “RSU” is a Restricted Stock Unit allocated to a Participant pursuant to a Grant which shall, upon the Payment Date, in accordance with and subject to the provisions of the Plan and relevant Grant Agreement, entitle the holder thereof to receive one share of the Corporation.
Participant	Participants include full-time senior employees or senior officers of the Corporation. Non-executive directors are not considered Participants under the plan.
Grant Period/Vesting	RSUs granted under the plan have a grant period of three (3) years. RSUs vest 1/3 each year over the three-year grant period.
Payment/Redemption	At the election of the Corporation, RSUs are redeemed at vesting for either fully-paid shares or cash.
Market Value	The Market Value (or Share Price) is the 5-day VWAP of the Common Shares on the TSX.
Performance Criteria	The Compensation and Leadership Development Committee has the discretion to apply Performance Criteria to the RSUs granted under the plan.
Ceasing to be an Eligible Participant

Death of Participant: In the event of the death of an individual Participant while in the employment of the Corporation or any of its Affiliates, the RSUs are vested as if the Grant Period had ended and the Performance Criteria for any such Grant, if any, had been met (but not exceeded) on the day preceding the date of the Participant’s death.

Disability: In the event a Participant’s employment with the Corporation or one of its Affiliates terminates by reason of Disability, the RSUs are vested as if the Grant Period had ended and the Performance Criteria for any such Grant, if any, had been met (but not exceeded) on the day preceding the date of the Participant’s death.

Termination of Employment for Reason other than Death or Disability: In the event a Participant’s employment with the Corporation or one of its Affiliates terminates for any reason other than death or the Disability of the Participant, RSUs that have not been redeemed prior to such termination shall be forfeited as of such termination of employment and any such termination of employment for whatever reason shall not entitle a Participant to any compensation for loss of any benefit under the Plan.

Change of Control

Notwithstanding any other provision of the Plan, in the event of the occurrence of a Change in Control (“CIC”), with respect to all Grants that are outstanding on the CIC Date:

(a)    any and all requirements that any level of Performance Criteria, if any, be achieved for any purpose applicable to such Grants shall be waived as of the CIC Date,

(b)    except as may be otherwise provided under the terms of any other employee benefit plan approved by the Board of Directors, each Participant who has received any such Grants shall be entitled to receive, in full settlement of an RSU covered by a Grant, the number of RSU Securities or cash that would have been issued to a Participant on any Payment Date during the applicable Grant Period and settled in the form of RSU Securities or cash, as applicable had (x) the Participant continued in the employment of the Corporation or one of its Affiliates or service of the Corporation or one of its Affiliates until such Payment Date and (y) all Performance Criteria, if any, applicable to such Grant (determined without regard to the occurrence of the CIC) had been met (but not exceeded) during the applicable Grant Period, and

(c)    the Payment Date shall be ten (10) Business Days following the CIC Date, provided that such Participant has been continuously employed by the Corporation or one of its Affiliates from the Effective Date of such Grant to the CIC Date.

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Alacer Legacy RSU Plan Summary
Amendments

The Board may from time to time amend, suspend or terminate the Plan in whole or in part, without shareholder approval. Subject to Law, the Board may from time to time amend the terms of any Grant made under the Plan without shareholder approval, but subject to the obtaining of any required regulatory or other approvals and, if any such amendment will materially adversely affect the rights of a Participant with respect to such Grant, the obtaining of the written consent of such Participant to such amendment. Notwithstanding the foregoing, (a) the obtaining of the written consent of any Participant to an amendment which materially adversely affects the rights of such Participant with respect to a Grant will not be required if such amendment is required to comply with Law and (b) no amendment may be made to Section 6(g) of the Plan (or to the defined terms referred to in such Section 6(g)) on or after the consummation of the

CIC until such time as all Participants entitled to payment under Section 6(g) have received such payment.

The Compenation and Leadership Committee may, subject to the receipt of requisite regulatory approval, in its sole discretion make all other amendments to the Plan without shareholder approval including:

(a)    Amendments of a housekeeping nature;

(b)    The addition or a change to the vesting provisions of an RSU or the Plan;

(c)    A change to the termination provisions of an RSU or the Plan;

(d)    Amendments to reflect changes to applicable securities Laws; and

(e)    Amendments to ensure that the RSUs granted under the Plan will comply with any provisions respecting income tax and other Laws in force in any country or jurisdiction in which a Participant may from time to time be resident or a citizen.

Notwithstanding the foregoing, the following amendments to the Plan require shareholder approval:

(a)    Any increase in the number of Shares that may be issued under the Plan;

(b)    Any amendment to eligible participants under the Plan that may permit the introduction or reintroduction of non-executive directors or contracting entities which are not service providers on a discretionary basis;

(c)    Any amendment that may increase limits previously imposed on non-executive director participation under the Plan;

(d)    Any amendment which may permit equity-based awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(e)    Any amendment that permit awards, other than RSUs, to be made under the Plan; and

(f)     Any amendment to this Section 8 of the Plan.

Transferability	The rights or interests of a Participant under the Plan shall not be assignable or transferable, otherwise than by will or the Laws governing the devolution of property in the event of death, and such rights or interests shall not be encumbered.
Insider Participation Limit	The maximum number of Common Shares issued or issuable to Insiders under the Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 5% of the total number of issued and outstanding Shares from time to time (calculated on a non-diluted basis).

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Appendix C

Environmental, Health, Safety and Sustainability Committee Charter

C

ENVIRONMENTAL, HEALTH, SAFETY AND
SUSTAINABILITY COMMITTEE CHARTER
(revised November 2020)

A.	PURPOSE

The Environmental, Health, Safety and Sustainability Committee (the “Committee”) shall provide assistance to the Board of Directors (the ‘’Board”) of SSR Mining Inc. (the “Company”) in upholding the Company’s core values and fulfilling its Environmental, Social and Governance (“ESG’’) responsibilities. The Company’s core values are to protect life, health and the environment for present and future generations.

The main purpose of the Committee is to:

(a)	Review, monitor and make recommendations to the Board regarding the company’s health, safety, environmental and community relations performance);

(b)	Assess the effectiveness of the Company’s safety, health, security, environmental and community relations policies and practices.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board, at least three of whom shall be independent.

2.	The Board shall appoint the members of the Committee and the Chair of the Committee each year at is organizational meeting held in conjunction with each annual general meeting of shareholders. It is desirable to have at least one member of the previous committee be carried over to any newly constituted committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Membership of the committee cease should any member cease to be a director of the company for any reason.

3.	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

4.	The Corporate Secretary of the Company shall be the Secretary of the Committee, unless otherwise determined by the Committee.

5.	The Committee shall meet at least three times each year on such dates and at such locations as the Chair of the Committee shall determine. The Committee may also meet at any other time or times on the call of the Chair or any two of the other members. Meetings may also be held and attended electronically or telephonically.

6.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

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7.	Notice of the time and place of every meeting shall be given verbally, in writing or by e-mail or telephone to each member of the Committee at least 48 hours prior to the time fixed for such meeting. The notice shall specify the purpose of the meeting. Meetings of the Committee may be held without formal notice if all the members are present do not object or notice not having been given, or if those absent waive notice in any manner before or after the meeting.

8.	The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

9.	The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it considers appropriate.

10.	In discharging its responsibilities, the Committee shall have full access to such officers and employees of the Company, independent consultants and advisors, to all books, records, facilities and personnel of the Company, and to such information and records of the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

11.	At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee.

12.	The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.	The Committee shall report to the Board at the Board’s next regularly scheduled meeting all such information and action it has taken since the previous report.

14.	Any matter to be voted upon shall be decided by a majority of the votes cast on the question. In the case of an equality of votes, the Chair shall be entitled to a second or deciding vote.

15.	The Committee shall report to the Board at the Board’s next regularly scheduled meeting all such information and action it has taken since the previous report.

16.	The Committee shall annually assess its performance and review this charter and the calendar of activities, attached as Appendix A, and submit any recommended changes thereto for approval by the Board.

C.	OUTSIDE CONSULTANTS AND ADVISORS

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.

D.	DUTIES AND RESPONSIBILITIES

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this charter.

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The duties and responsibilities of the Committee shall be to:

(a)	Review and monitor the Environmental and Sustainability Policy (E&S), Human Rights (HR), Land Access and Resettlement (LAR) and Safety and Health (SH), policies, performance and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation, policies, principles as they relate to these issues

(b)	review with management the Company’s risk assessment, risk exposure and risk management in respect of EHS&S and CR matters, and report to the Board in respect thereof

(c)	monitor management’s action plans to address emerging issues and review the sufficiency of resources available for carrying out the actions and activities recommended

(d)	review and consider potential environmental liabilities and obligations and their potential financial impact on the Company, including the Company’s close down and restoration provision

(e)	inform the Audit Committee of the Board in respect of significant changes in financial risk or potential disclosure issues related to E&S, HR, LAR and SH matters

(f)	review and assess the adequacy of this charter on a regular basis and submit any proposed revisions to the Board for consideration and approval

(g)	review the sustainability objectives to be set forth in the Company’s annual Sustainability Report, if applicable

(h)	review and report to the Board on the sufficiency of resources available for carrying out the actions and activities recommended

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APPENDIX A

EHS&S COMMITTEE -
Illustrative Calendar of Events

This schedule of agenda items is being provided to assist with planning EHS&S Committee meetings of SSR Mining. It is not meant to be an exhaustive list of the responsibilities of the EHS&S Committee. The EHS&S Committee Charter continues to govern the EHS&S Committee.

Meetings Required: 3

Description of Activity	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	As Needed

At each meeting:

Approve minutes of last meeting Review action items

Review corporate safety, health, security, environment & community relations objectives and achievement of results

Report on safety, health & security

Report on environment & community relations

Monitor action plans to address safety, health, security, risk, environment, community relations and sustainability issues, and ensure sufficient resources are allocated to manage issues

Report on new material safety, health, security, environment, community relations and sustainability risks and report to the Board in respect thereof

In-camera session

	X	X	X	X
Review key observations/data/trends from prior year and implications for ensuing year	X
Site visit					X
Receive CDRP update	X

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Description of Activity	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	As Needed
Annually review and monitor, and audit as considered desirable, the safety, health, security, environment and community relations systems		X			X
Review the sustainability objectives for the ensuing year to be set forth in the Company’s annual Sustainability Report, if applicable		X
Review results of Committee self-evaluation			X
Review Committee charter and calendar of activities			X
Review of safety, health, security, environment and community relations policies			X

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Appendix D

Corporate Governance and Nominating Committee Charter

D

CORPORATE GOVERNANCE AND

NOMINATING COMMITTEE CHARTER

(revised March 2021)

A.       PURPOSE

The purpose of the Corporate Governance and Nominating Committee (the “Committee”) of SSR Mining Inc. (the “Company”) is to:

(a)	propose new members to the Board of Directors of the Company (the “Board”), establish criteria for Board membership, recommend composition of the Board and its committees and assess Directors’ performance on an ongoing basis; and
(b)	provide a focus on corporate governance that will enhance corporate performance and ensure on behalf of the Board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders.

B.       COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Board shall appoint the members of the Committee and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.
2.	The Committee shall consist of at least three members of the Board, at least one of whom shall be a woman and all of whom shall be independent as defined by the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, subject to any exemptions provided thereunder. The Chair of the Board shall be an ex-officio member of the Committee.
3.	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.
4.	The Corporate Secretary of the Company shall be the Secretary of the Committee, unless otherwise determined by the Committee.
5.	The Committee shall meet regularly each year on such dates and at such locations as the Chair of the Committee shall determine and may also meet at any other time or times on the call of the Chair of the Committee or any two of the other members.
6.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.
7.	The Chief Executive Officer shall be available to advise the Committee, shall receive notice of all meetings of the Committee and may attend meetings at the invitation of the Chair.

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8.	Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
9.	The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.
10.	The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it considers appropriate.
11.	In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company.
12.	At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee.
13.	The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).
14.	The Committee shall annually assess its performance.
C.	OUTSIDE CONSULTANTS AND ADVISORS

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors or any search firm to be used to identify director candidates, including sole authority to approve the fees and other retention terms for such persons.

D.       DUTIES AND RESPONSIBILITIES

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this charter.

The duties and responsibilities of the Committee shall be to:

1.	Corporate Governance Duties
(a)	develop and monitor the Company’s overall approach to corporate governance issues and implement and administer a corporate governance system with emphasis on superior corporate governance practices;
(b)	advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committee;

D-2

(c)	review the role of the Board and the committees of the Board, and the methods and processes by which the Board fulfils its duties and responsibilities, including without limitation:
(i)	the structure of the committees;
(ii)	the number and content of meetings;
(iii)	the annual schedule of issues to be presented to the Board at its meetings or those of its committees;
(iv)	resources available to Directors;
(v)	the communication process between the Board and management;
(vi)	the Director orientation and education program; and
(vii)	the contents of the Board handbook;
(d)	report annually to the Company’s shareholders on the Company’s approach to corporate governance;
(e)	approve position descriptions for the Chair, the Committee Chairs and individual Directors to assist with assessing their performance;
(f)	establish and administer a process for assessing the effectiveness of the Board as a whole, the committees of the Board, the Chair of the Board, the Committee Chairs and individual Directors;
(g)	review compliance with, issues arising from, and consider and approve any changes to the Company’s governance policies, including without limitation, the Anti-Corruption Policy, the Code of Business Conduct and Ethics, the Insider Trading Policy, the Disclosure Policy and the Diversity Policy;
(h)	review annually and, as appropriate, recommend to the Board any changes to this Charter; and

2.       Nominating Duties

(a)	recommend to the Board, annually, the members proposed for re-election to the Board and identify and recommend new nominees for the Board;
(b)	recommend to the Board, annually, the assignment of the Chair of the Board;
(c)	recommend to the Board, annually, the assignment of members to the committees of the Board and the Chair for each committee;
(d)	consider the competencies and skills the Board should have, the competencies and skills that the existing Directors have and the competencies and skills required for nominees to the Board, and establish criteria for Board membership and recommend Board composition, including a recommendation on the appropriate number of independent Directors; and
(e)	develop and oversee a process for Director succession, including reviewing and assessing new candidates for appointment or nomination to the Board.

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In discharging its nominating duties, the Committee recognizes that consideration of diversity along with consideration of the necessary competencies, experience, skills and backgrounds required to achieve strategic objectives will enhance the quality of the Board’s performance. The Committee will consider diversity from a broad perspective, including but not limited to diversity of skills, business experience, education, geography, age, gender, ability, ethnicity and aboriginal status, and length of service. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Committee will consider candidates on merit against objective criteria to ensure the Board has the skills, expertise, experience, and backgrounds necessary to provide effective oversight for the achievement of the Company’s strategic objectives, having due regard to the benefits of diversity and the needs of the Board.

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APPENDIX A

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE - ILLUSTRATIVE CALENDAR OF EVENTS

Description of Activity	February/March	August	November	As Needed
At each meeting: Approve minutes of last meeting In-camera session	X	X	X

In connection with the Annual Meeting of Shareholders:

• Review Director independence and potential conflicts of interest

• Review qualifications of Audit Committee and Compensation Committee members

• Recommend Director nominees to the Board

• Review and approve governance-related disclosure for proxy circular, including corporate governance section and Director nominations section

• Review shareholder proposals (if any) for Annual Meeting and recommend Board response

X
Recommend to the Board the assignment of the Chair of the Board	X
Recommend to the Board the assignment of Committee members and Chairs	X
Review Director orientation and continuing education process			X
Review process for Board, Committee and Director evaluations		X

Review report on Board, committee and Director evaluations including with respect to:

• The role of and processes by which the Board and Committees fulfill their duties and obligations, and report to the Board any areas for improvement

• Board composition and succession planning, including Board size, Director independence, required competencies and skills and criteria for Director nomination

• Board Committee structure, purpose and operations

X
Review of Committee Charter		X
Review and approve governance policies			X
Consider any compliance issues with respect to the Company’s governance policies				X
Review and approve any additional governance or disclosure requirements under applicable rules and regulations of the listing exchanges and securities regulators				X
Identify and recommend appointment of new Directors to the Board				X

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Appendix E

Board of Directors Charter

E

BOARD OF DIRECTORS CHARTER

(revised November 2019)

A.	PURPOSE

The Board of Directors (the “Board”) of SSR Mining Inc. (the “Company”) has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer (“CEO”), shall set the standards of conduct for the organization.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation.
2.	Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
3.	Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (collectively, “Securities Laws”). The majority of the Directors and the Chair shall be independent as determined by Securities Laws.
4.	Each Director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a Director is not elected by at least a majority (50% +1 vote) of the votes cast with respect to his or her election, such Director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A Director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.
5.	The Board shall meet at least four times per year and may also hold additional meetings as considered necessary. The independent Directors shall meet, without members of management, at each regularly scheduled meeting.

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6.	The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

C.         Outside Consultants or Advisors

At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant’s or advisor’s fees and other retention terms.

D.	DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories, which are outlined below.

1.         Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained; and
(b)	The Board has the statutory responsibility to:
(i)	supervise the management of the business and affairs of the Company;
(ii)	act honestly and in good faith with a view to the best interests of the Company;
(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
(iv)	act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company’s constating documents, Securities Laws and other applicable laws and regulations (collectively, “Applicable Laws”).

2.         Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3.         Strategy Determination

The Board has the responsibility to:

(a)	participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;
(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

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(e)	approve material divestitures and acquisitions;
(f)	monitor the Company’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;
(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and
(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.         Financial and Corporate Issues

The Board has the responsibility to:

(a)	take reasonable steps to ensure the integrity and effectiveness of the Company’s internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal controls and management information systems;
(b)	review operating and financial performance relative to budgets and objectives;
(c)	approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;
(d)	approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;
(e)	upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, appoint the external auditor for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit and interim review services; and
(f)	approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.

5.         Managing Risk

The Board has the responsibility to:

(a)	understand the principal risks of the business in which the Company is engaged;
(b)	achieve a proper balance between risks incurred and the potential return to shareholders;
(c)	ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company; and
(d)	be responsible for the Company risk management processes including:
(i)	reviewing the Company’s risk register and Enterprise Risk Management framework;

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(ii)	receiving reports from management and other Board committees, including without limitation the Audit Committee and the Safety and Sustainability Committee, on the identification, assessment and management of new material risks; and
(iii)	reviewing major risk exposures and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures.

6.         Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(a)	appoint the CEO, monitor and assess CEO performance against corporate and personal goals and objectives, determine compensation for the CEO, considering the recommendations of the Compensation Committee, and provide advice and counsel in the execution of the CEO’s duties;
(b)	approve certain decisions relating to senior officers, including:
(i)	the appointment and discharge of senior officers;
(ii)	compensation and benefits for senior officers;
(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and
(iv)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;
(c)	ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers; and
(d)	to the extent possible, satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.

7.         Policies, Procedures and Compliance

The Board has the responsibility to:

(a)	ensure that the Company operates at all times within Applicable Laws and to the highest ethical and moral standards;
(b)	approve and monitor compliance with significant policies and procedures by which the Company is operated;
(c)	ensure the Company sets high environmental and community relations standards in its operations and is in compliance with environmental laws and legislation;
(d)	ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and
(e)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

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8.         Governance

The Board has the responsibility to:

(a)	appoint Board committees and delegate to those committees any appropriate powers of the Board;
(b)	review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of Directors with the necessary skills and experience to facilitate effective decision-making;
(c)	develop the Company’s approach to corporate governance; and
(d)	review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.

9.         Reporting and Communication

The Board has the responsibility to:

(a)	adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent Directors of the Board) and with financial, regulatory and other institutions and agencies;
(b)	ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;
(c)	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;
(d)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;
(e)	approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual financial statements and management’s discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and
(f)	report to shareholders on its stewardship of the affairs of the Company for the preceding year.

E.         INDIVIDUAL DIRECTORS

Each Director: (a) shall act honestly and in good faith in the best interests of the Company and its shareholders; and (b) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, each Director shall have the following responsibilities:

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1.         Responsibilities of Corporate Stewardship

Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;
(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;
(c)	provide constructive counsel to and oversight of management;
(d)	respect the confidentiality of information and matters pertaining to the Company;
(e)	maintain his or her independence, generally and as defined under Applicable Laws;
(f)	be available as a resource to the Board; and
(g)	fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.

2.         Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a)	comply with the Company’s governance policies;
(b)	disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and
(c)	disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

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3.         Responsibilities of Diligence

Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;
(b)	attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of the committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and
(c)	as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.         Responsibilities of Effective Communication

Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;
(b)	encourage free and open discussion of the Company’s affairs by the Board;
(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;
(d)	focus inquiries on issues related to strategy, policy, and results;
(e)	respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;
(f)	communicate with the Chair and other Directors between meetings when appropriate;
(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and
(h)	think, speak and act in a reasoned, independent manner.

5.         Responsibilities of Committee Work

Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and
(b)	understand the process of committee work and the role of management and staff supporting the committee.

6.         Responsibilities of Knowledge Acquisition

Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;
(b)	participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;
(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;
(d)	become acquainted with the senior officers and key management personnel; and
(e)	gain and update his or her knowledge about how the Company’s facilities are operated and any related health, safety, security, environmental, community relations and social matters relating thereto by visiting such facilities when appropriate.

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F.         BOARD CHAIR

1.	Appointment of Chair

The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Securities Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

2.	Outside Consultants or Advisors

The Chair, when he or she considers it necessary or desirable, may retain, at the Company’s expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.

3.	Duties

The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in Applicable Laws. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by Applicable Laws and as set out in these terms of reference. In particular, the Chair shall:

(a)	organize the Board to function independently of management;
(b)	promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;
(c)	ensure the Board has the opportunity to meet without members of management present on a regular basis;
(d)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;
(e)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;
(f)	co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(g)	provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;
(h)	preside as chair of each meeting of the Board;
(i)	preside as chair of each meeting of the shareholders of the Company;
(j)	communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and
(k)	ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

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G.        Committee Chairs

1.         Appointment

The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to Securities Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.

2.         Duties

The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)	organize the Committee to function independently of management;
(b)	ensure that the Committee has an opportunity to meet without members of management present at regular intervals;
(c)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(d)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;
(e)	co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;
(f)	provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee’s mandate;
(g)	preside as chair of each meeting of the Committee; and
(h)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

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APPENDIX A

BOARD OF DIRECTORS -
CALENDAR OF ACTIVITIES

Description of Activity	Feb/March	May	August	November	December	As Needed

At each meeting:

Approve minutes of last meeting

Review action items

President’s report

Operations update

Financial update, including liquidity update and review of results to budget

Audit Committee report, including approval of annual/interim financial statements, MD&A and press release Strategic discussion, including M&A and Projects

Review risk register update and consider any change in corporate risks and any issues that may materially affect the Company’s current or future position, including compliance with legal and regulatory requirements

Investor Relations report

Legal report

Receive reports and consider recommendations from:

• Compensation Committee

• Corporate Governance and Nominating Committee

• Safety and Sustainability Committee

In-camera session

	X	X	X	X
Approve performance on prior year’s corporate objectives	X
Review of CEO performance and approval of compensation for CEO and senior officers, including: • Salary recommendations • Prior year STIP payments	X

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Description of Activity	Feb/March	May	August	November	December	As Needed
Approve option grants to mid-management	X
Approve individual objectives for CEO and senior officers	X
Review of enterprise risk management framework	X

Annual meeting matters:

• Director nominations

• Independence of Directors

• Qualifications of Audit Committee members

• Qualifications of Compensation Committee members

• Appointment of external auditor

• Approval of proxy circular

X
Approve annual information form/Annual Report on Form 40-F	X
Approve the Extractive Sector Transparency Measures Act annual report, if applicable		X
Approve meeting dates for following year		X
Appointment of senior officers		X
Approve Committee memberships and Chairs		X
Receive report on management succession/talent development plans		X
Review of strategic business plan (separate strategy session)			X
Review of forecast			X
Receive report on Board and Committee self-evaluations			X
Review Board Charter and calendar of activities			X
Approve current year audit fees and interim review fees for ensuing year			X
Approve Director compensation changes, if any				X
Review 5 year outlook					X
Approve annual operating and capital budgets					X

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Description of Activity	Feb/March	May	August	November	December	As Needed
Approve corporate objectives for following year					X
Approve annual LTIP grants					X
Approve annual meeting date and record date					X
Approve related person transactions						X
Review of Company’s strategy (separate strategy session)						X

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Appendix F

Compensation and Leadership Development Committee Charter

F

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE CHARTER

(revised February 2021)

A.        PURPOSE

The purpose of the Compensation and Leadership Development Committee (the “Committee”) of SSR Mining Inc. (the “Company”) is to review and recommend the remuneration and benefits of directors; the remuneration, benefits and performance of executive management; and to establish a plan of continuity and development for executives and other key employees and make recommendations to the Board of Directors of the Company (the “Board”) with respect thereto as it deems appropriate. The Committee will establish a broad plan of executive compensation that is competitive and motivating in order to attract, retain and inspire Executive Management and other key employees.

The Committee will administer compensation plans of the Company including equity award plans, non-executive director compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time.

For the purposes hereof “Executive Management” means the Chief Executive Officer (“CEO”), all officers of the Company who report to the CEO and such other officers of subsidiaries of the Company as designated by the CEO.

B.        COMPOSITION, PROCEDURES AND ORGANIZATION

1.	Following each annual meeting of shareholders of the Company, the Board shall appoint the members of the Committee and the Chair. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.
2.	The Committee shall consist of at least three members of the Board, all of whom shall be independent as defined by the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including, without limitation, the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including, without limitation, the Toronto Stock Exchange and the Nasdaq Global Market, subject to any exemptions provided thereunder. The Chair of the Board shall be an ex-officio member of the Committee.
3.	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.
4.	The Corporate Secretary of the Company shall be the Secretary of the Committee, unless otherwise determined by the Committee.
5.	The Committee shall meet regularly each year on such dates and at such locations as the Chair of the Committee shall determine and may also meet at any other time or times on the call of the Chair of the Committee or any two of the other members.

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6.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.
7.	Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
8.	The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.
9.	The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it considers appropriate.
10.	In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company.
11.	At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee.
12.	The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).
13.	The Committee shall annually assess its performance and review this charter and the calendar of activities, attached as Appendix A, and submit any recommended changes thereto for approval by the Board.
C.	OUTSIDE CONSULTANTS AND ADVISORS

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.

In particular, the Committee shall approve the retention of any consultant engaged to assist the Company in reviewing executive compensation and shall have responsibility for approving any comparator group to be used for benchmarking executive and director compensation. Such authority and responsibility may be delegated by the Committee to the Chair if considered appropriate but may not be delegated to management. In selecting, or receiving advice from, a compensation consultant, legal counsel or other adviser to the Committee, other than in-house legal counsel, the Committee will take into consideration the following factors:

(a)	the provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser;
(b)	the amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;
(c)	the policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

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(d)	any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Committee;
(e)	any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and
(f)	any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the compensation consultant, legal counsel or other adviser with a senior officer of the Company, provided that consideration of such factors need not be determinative of the selection of the desired consultant or advisor.

D.        DUTIES AND RESPONSIBILITIES

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this Charter.

The duties and responsibilities of the Committee shall be to:

(a)	develop the compensation philosophy and structure, including short- and long-term incentive plans, for Executive Management and to oversee the implementation and administration of such compensation policies and programs;
(b)	identify any risks arising from the Company’s compensation policies and practices that could be reasonably likely to have a material adverse effect on the Company and ensure that any compensation policies and practices that could encourage individuals within the Company to take inappropriate or excessive risks are identified and mitigated;
(c)	meet with Executive Management to establish corporate objectives and, subsequently, to meet independently of Executive Management to assess progress in relation to these objectives;
(d)	undertake the performance evaluation of each member of Executive Management and review and approve the annual salary and short- and long-term incentive awards for Executive Management, in consultation with the CEO;
(e)	develop and maintain a position description for the CEO and to assess the performance of the CEO against such position description, the corporate goals and objectives and, if applicable, the CEO’s individual goals and objectives, and approve short- and long-term incentive awards for the CEO, and recommend the same to the Board for approval;
(f)	approve equity-based grants in line with the Company’s equity plans;
(g)	ensure that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of senior officers (with consideration of the CEO’s recommendations) including conducting an annual review of the succession and development plans for Executive Management and other key employees;
(h)	review and approve the initial compensation package of new members of the Executive Management, except for the CEO which requires Board approval;

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(i)	conduct, when deemed advisable, personnel exit interviews with Executive Management;
(j)	review recommendations concerning material changes or amendments to the Company’s compensation policies and programs and annual budgets for all non-union employees;
(k)	review and recommend to the Board compensation packages for the non-executive directors and the Chair of the Board that reflect the responsibilities and risks involved in being a non-executive director and, as appropriate, a member of a committee.
(l)	establish and review annually share ownership guidelines and compliance with such guidelines for directors and Executive Management and recommend any changes to the Board;
(m)	review and approve the executive compensation disclosure, including the Compensation Discussion and Analysis, to be contained in the Management Information Circular for any meeting of the shareholders;
(n)	monitor compensation trends and issues generally and particularly as they relate to the industry in which the Company operates, including peer benchmarking data;
(o)	conduct an annual shareholder outreach program related to compensation philosophy and disclosure; and
(p)	review annually and, as appropriate, recommend to the Board any changes to this Charter.

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APPENDIX A

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE -
Illustrative Calendar of Events

Description of Activity	Q1	Q3	Q4	As Needed
Develop the compensation philosophy and structure, including short- and long-term incentive plans, for Executive Management and to oversee the implementation and administration of such compensation policies and programs.		X
Identify any risks arising from the Company’s compensation policies and practices that could be reasonably likely to have a material adverse effect on the Company and ensure that any compensation policies and practices that could encourage individuals within the Company to take inappropriate or excessive risks are identified and mitigated.		X
Meet with Executive Management to establish corporate objectives and, subsequently, to meet independently of Executive Management to assess progress in relation to these objectives.	X		X
Undertake the performance evaluation of each member of Executive Management and review and approve the annual salary and short- and long-term incentive awards for Executive Management, in consultation with the CEO.	X		X
Develop and maintain a position description for the CEO and to assess the performance of the CEO against such position description, the corporate goals and objectives and, if applicable, the CEO’s individual goals and objectives, and approve the annual and short- and long-term incentive awards for the CEO, and recommend the same to the Board for approval.	X		X
Approve equity-based grants in line with the Company’s equity plans.			X	X
Ensure that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of senior officers (with consideration of the CEO’s recommendations) including conducting an annual review of the succession and development plans for Executive Management.		X
Review and approve the initial compensation package of new members of the Executive Management, except for the CEO which requires Board approval.				X

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Description of Activity	Q1	Q3	Q4	As Needed
Oversee an orientation and education program for Executive Management.				X
Conduct, when deemed advisable, personnel exit interviews with Executive Management.				X
Review recommendations concerning material changes or amendments to the Company’s compensation policies and programs and annual budgets for all non-union employees.			X
Review and recommend to the Board compensation packages for the non-executive directors and the Chair of the Board that realistically reflect the responsibilities and risks involved in being a non-executive director and, as appropriate, a member of a committee.	X	X
Establish and review compliance with share ownership guidelines for directors and Executive Management and recommend any changes to the Board.		X
Review and approve the executive compensation disclosure, including the Compensation Discussion and Analysis, to be contained in the Management Information Circular for any meeting of the shareholders.	X
Review Compensation Consultant independence	X
Monitor compensation trends and issues generally and particularly as they relate to the industry in which the Company operates, including peer benchmarking data.		X
Conduct an annual shareholder outreach program related to compensation philosophy and disclosure.	X	X
Conduct an assessment of the effectiveness of the Committee and review annually the Committee Charter.			X

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Appendix G

Audit Committee Charter

G

AUDIT COMMITTEE CHARTER

(revised February 2021)

A.	PURPOSE

The primary function of the Audit Committee (the “Committee”) of SSR Mining Inc. (the “Company”) is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities, relating to each of the:

(a)	Company’s accounting and financial reporting process and systems of internal accounting and financial controls;
(b)	quality and integrity of the Company’s financial statements;
(c)	Company’s compliance with legal and regulatory requirements; and
(d)	independence and performance of the Company’s external auditor.
B.	COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Board shall appoint the members and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.
2.	The Committee shall consist of at least three members of the Board all of whom shall be independent in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission (the “SEC”), and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (collectively, “Securities Laws”), subject to any exemptions provided thereunder.
3.	All Committee members shall be financially literate as defined by Securities Laws and at least one member of the Committee shall be a “financial expert” as defined by the SEC, unless otherwise determined by the Board. The Chair of the Board shall be an ex-officio member of the Committee.
4.	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.
5.	The Corporate Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.
6.	The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair and may also meet at any other time or times on the call of the Chair, the external auditor or any two of the other Committee members.

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7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.
8.	The external auditor or any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to the external auditor or such Directors, and may participate in such meeting.
9.	Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
10.	The Chair shall develop the Committee’s agenda, in consultation with the other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.
11.	At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditor shall receive notice of and have the right to attend all meetings of the Committee.
12.	The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).
13.	The external auditor shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The external auditor shall report to the Committee and is ultimately accountable to the Board and the Committee.
14.	The Committee, through its Chair, may contact directly the external auditor, the internal auditor, if any, and any employee of the Company as it deems necessary.
15.	In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.
16.	The Committee shall annually assess its performance.
C.	OUTSIDE CONSULTANTS AND ADVISORS

1.       The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.

D.	ROLES AND RESPONSIBILITIES

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this charter.

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The Committee shall carry out the duties set forth below for the Company, major subsidiary undertakings and the group as a whole, as appropriate. The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and ensuring their accuracy and completeness, and the Company’s external auditor is responsible for auditing and/or reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not required to provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

1.         Overall Duties and Responsibilities

The overall duties and responsibilities of the Committee shall be to:

(a)	assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;
(b)	assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements together with the Management’s Discussion and Analysis;
(c)	oversee the work of and to establish and maintain a direct line of communication with the Company’s external auditor and internal auditor (if any) and assess their performance;
(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;
(e)	review annually and, as appropriate, recommend to the Board any changes to this Charter; and
(f)	report regularly to the Board on the fulfillment of its duties and responsibilities.

2.         Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

(a)	review and approve:
(i)	the annual audited financial statements, with the report of the external auditor, including the related notes, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates and recommend the same to the Board;
(ii)	the interim unaudited financial statements, related notes, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;
(iii)	financial information in earnings press releases;
(iv)	prospectuses; and
(v)	financial information in other public reports and public filings;
(b)	ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

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(c)	review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls; and
(d)	review with management and the external auditor:
(i)	significant variances in actual financial results for the applicable period from budgeted or projected results;
(ii)	any actual or proposed changes in accounting or financial reporting practices;
(iii)	any significant or unusual events or transactions and the methods used to account for significant or unusual transactions where different approaches are possible;
(iv)	any actual or potential breaches of debt covenants;
(v)	the consistency of, and any changes to, accounting policies both on a year to year basis and across the Company;
(vi)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;
(vii)	the presentation and impact of significant risks and uncertainties;
(viii)	the accuracy, completeness and clarity of disclosure in the Company’s financial reports and the context in which statements are made;
(ix)	any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;
(x)	any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;
(xi)	all material information presented in the Management’s Discussion and Analysis;
(xii)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;
(xiii)	any fraud, illegal acts, deficiencies in internal controls or other similar issues;
(xiv)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company; and
(xv)	any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

3.         Internal Controls, Risk Management and Compliance

The duties and responsibilities of the Committee as they relate to the Company’s internal controls, risk management and compliance are to:

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(a)	evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal controls and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities;
(b)	review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to internal audit, hedging, insurance, cybersecurity, information services and systems, accounting and financial controls, management reporting and risk management;
(c)	receive an annual report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;
(d)	review any issues between management and the external auditor that could affect the financial reporting or internal controls of the Company;
(e)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the external auditor have been implemented;
(f)	review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);
(g)	review annually with the external auditor any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, that have come to their attention during the conduct of their annual audit, and review whether internal control recommendations made by the external auditor have been implemented by management;
(h)	receive report from management on the identification, assessment and management of new material financial risks in the Company’s risk register and report to the Board in respect thereof;
(i)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

2.       and review any such complaints and concerns received and the investigation and resolution thereof, including without limitation the review of all complaints and concerns of any nature under the Whistleblower Policy; and

(j)	review and approve related party transactions.

4.         External Auditor

The duties and responsibilities of the Committee as they relate to the external auditor shall be to:

(a)	consider and make recommendations to be put to shareholders for approval at the annual meeting of shareholders, in relation to the appointment, re-appointment or removal of the Company’s external auditor;
(b)	oversee the selection process for a new external auditor if required, and if an external auditor resigns the Committee shall investigate the issues leading to such resignation and decide whether any action is required;

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(c)	oversee the relationship with the external auditor, including without limitation to:
(i)	approve the engagement of the external auditor for interim reviews and the remuneration for the audit and interim reviews and to assess whether fees for audit or non-audit services are appropriate to enable an adequate audit to be conducted;
(ii)	review the terms of engagement for the external auditor and review any engagement letter issued at the start of each audit and the scope of the audit;
(iii)	assess annually the independence and objectivity of the external auditor taking into account relevant professional and regulatory requirements and the relationship with the external auditor as a whole, including the provision of any non-audit services, which assessment shall include receipt of a report from the external auditor delineating all relationships between the external auditor and the Company;
(iv)	assess annually the qualifications, expertise and resources of the external auditor and the effectiveness of the audit process, which shall include a report from the external auditor on its own internal quality procedures;
(v)	satisfy itself that there are no relationships (such as family, employment, investment, financial or business) between the external auditor and the Company (other than in the ordinary course of business);
(vi)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company; and
(vii)	monitor the external auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements; and
(d)	review with the external auditor, upon completion of the audit and interim reviews:
(i)	contents of the report;
(ii)	scope and quality of the audit work performed;
(iii)	adequacy of the Company’s financial and auditing personnel;
(iv)	co-operation received from the Company’s personnel during the audit;
(v)	internal resources used;
(vi)	significant transactions outside of the normal business of the Company;
(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;
(viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;
(ix)	the non-audit services provided by the external auditor;
(x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;
(xi)	the management letter and management’s response to the external auditor’s findings and recommendations;

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and report to the Board in respect of the foregoing and on such other matters as they consider necessary;

(e)	implement structures and procedures to ensure that the Committee meets with the external auditor on a regular basis in the absence of management in order to discuss the reasonableness of the financial reporting process, system of internal controls, significant comments and recommendations, management’s performance, and any difficulties encountered in carrying out the audit and to resolve disagreements between the external auditor and management; and
(f)	pre-approve the retention of the external auditor for any non-audit services and the fee for such services.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

For greater certainty, the external auditor shall report directly and be responsible to the Audit Committee.

5.         Internal Audit Function

The duties and responsibilities of the Committee as they relate to the internal audit function shall be to:

(a)	review and approve the annual internal audit plan;
(b)	review the significant findings prepared by the internal auditor and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;
(c)	review the adequacy of the resources of the internal audit function to ensure the objectivity and independence of the internal audit function;
(d)	consult with management on management’s appointment, replacement, reassignment or dismissal of any personnel engaged in the internal audit function;
(e)	ensure that the individual responsible for the internal audit function has access to the Chair of the Committee, the Chair of the Board, the Chief Executive Officer and the Chief Financial Officer, and periodically meet separately with such individual to review any problems or difficulties he or she may have encountered and specifically:
(i)	any difficulties that were encountered in the course of the internal audit work, including restrictions on the scope of activities or access to required information and any disagreements with management;
(ii)	any changes required in the planned scope of the internal audit; and
(iii)	the internal audit function’s responsibilities, budget and staffing; and
(f)	report to the Board on each of the foregoing matters.

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APPENDIX A

AUDIT COMMITTEE -
Illustrative Calendar of Events

Description of Activity	Feb/March	May	August	November	As Needed

At each meeting:

Approve minutes of last meeting

Review of current issues in accounting, financial reporting and audit

Report from external auditor (approval of non-audit services & fees, if required)

Report from internal auditor

Report on new material financial risks and report to the Board in respect thereof Report on:

• Hedging

• Investments

• Marketable securities

• Foreign exchange

• Professional fees

In-camera session with external auditor and internal auditor

	X	X	X	X
Public Filings, Policies and Procedures

Receive a report on:

• Critical accounting policies, significant estimates, alternative treatments of financial information and material communication between management and external auditor

• Any changes in accounting policies, trends or practices or financial reporting practices and requirements that may affect the financial statements

• Any material tax assessments, changes or other tax issues

• Any material pending or threatened litigation, claims and assessments that could have a material impact on the Company’s financial position

• Presentation, impact of or changes to significant risks and uncertainties

• Any actual or potential breaches of debt covenants

	X	X	X	X
Review material or highly complex accounting matters/issues, including matters that require significant management estimates and judgments	X	X	X	X

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Description of Activity	Feb/March	May	August	November	As Needed
Review financial statement certification process	X	X	X	X
Review the annual financial statements and the external auditor’s report thereon and related MD&A and press release, and recommend approval of such documents to the Board	X
Review interim financial statements and the external auditor’s report thereon and related MD&A and press release		X	X	X
Review disclosure controls and procedures and integrity of financial reporting process			X
Annual report on tax issues and planning				X
Review any correspondence from securities regulators or other agencies regarding financial reporting or accounting policies					X
Review key finance polices					X
Internal Controls, Risk Management and Compliance
Review management’s report on effectiveness of internal control over financial reporting and the external auditor’s report on management’s assessment	X
Review the external auditor’s significant audit/interim review findings and management’s responses to suggestions made	X	X	X	X
Review adequacy of financial and accounting staff	X	X	X	X
Review hedging and credit programs and policies	X	X	X	X
Obtain assurance from the external auditor regarding the overall control environment and the adequacy of accounting system controls	X
Review insurance programs		X
Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters			X
Review adequacy of cybersecurity practices, plans and controls				X
Review any reports under the Whistleblower Policy					X

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Description of Activity	Feb/March	May	August	November	As Needed
Review any instances of fraud or illegal activities					X
Review any compliance issues that could impact financial statements					X
Review any new reporting standards and requirements under applicable securities laws and stock exchange listing standards					X
External Auditor
Receive report on audit/interim reviews from external auditor	X	X	X	X
Discuss in private with the external auditor matters affecting the conduct of their audit, interim reviews and other corporate matters	X	X	X	X
Recommend to the Board the appointment of the external auditor for approval by the shareholders	X
Review of external auditor, including independence and auditor’s report on relationships with the Company and the auditor’s internal quality procedures; review policy on hiring employees and former employees of the external auditor			X
Review the audit plan with the external auditor and recommend the audit fees for approval by the Board; recommend to the Board the engagement of the external auditor for the interim reviews and related fees			X
Review and approve engagement of the external auditor for non-audit services					X
Review any related party transactions					X
Governance Matters
Review results of Committee self-evaluation			X
Review Committee charter and calendar of activities			X
Internal Auditor
Receive the report of the internal auditor	X	X	X	X
Receive SOX report	X	X	X	X
Discuss in private with the internal auditor matters affecting the conduct of their audit and other corporate matters	X	X	X	X
Approve the internal audit plan for the ensuing year				X

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Appendix H

AGM User Guide

H

Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/448851904 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.

***Caution:** Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your AGM. If you are experiencing any difficulty connecting or **watching the meeting**, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization.*

2. All securityholders MUST register any 3rd party appointments at www.computershare.com/ssrmining
Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 448-851-904

Password: ssr2021

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1. To proceed to the meeting, you will need to read and accept the Terms and Conditions.

2. Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

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3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

Your Company

4 To view proceedings you must tap the broadcast arrow on your screen.

Toggle between the up and down arrow to view another screen.

TO VOTE

5 When the Chair declares the poll open:

> A voting icon will appear on your device and the Meeting Resolutions will be displayed.

> To vote, tap one of the voting options. Your response will be highlighted.

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

Votes may be changed up to the time the chair closes the poll.

NOTE: On some devices, in order to vote, you may need to minimize the audio cast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the audio cast after voting, select the arrow again.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the + button** to submit a question.

Compose your question and select the send icon.

Confirmation that your message has been received will appear.

Your Company

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